ANNUAL 2024 REPORT

QUALITY PEOPLE

BUILDING SOLUTIONS

COMFORT SYSTEMS USA



WHERE WE OPERATE

Comfort Systems USA

is a leading provider of commercial, industrial and institutional heating, ventilation, air conditioning and electrical contracting services.



SELECTED FINANCIAL INFORMATION FROM FORM 10-K

(in thousands, except per share amounts)

	2024	2023	2022
Revenue	$ 7,027,476	$ 5,206,760	$ 4,140,364
Operating income	749,369	418,388	253,849
Net income	522,433	323,398	245,947
Net income per diluted share	14.60	9.01	6.82
Operating cash flow	849,057	639,568	301,531
Debt	68,335	44,212	256,245
Year-ending cash balance	549,939	205,150	57,214
Stockholders' equity	1,704,676	1,277,829	999,923
Total assets	4,711,088	3,305,579	2,597,478


Benchmark
Benchmark




AMTECK
SAFETY is our PRIORITY.
AMTECK
SAFETY is our PRIORITY.



DEAR FELLOW SHAREHOLDERS

DURING 2024 OUR EXTRAORDINARY TEAMS ACROSS THE UNITED STATES ACHIEVED REMARKABLE NEW MILESTONES FOR REVENUE, INCOME, CASH, AND BACKLOG.

Our 2024 revenue was $7.0 billion, compared with $5.2 billion in 2023. We earned net income of $522 million, or $14.60 per share. Building on more than 25 consecutive years of positive cash flow, in 2024 our cash flow surged upward, with $849 million of operating cash flow, and free cash flow of $744 million.

We enter 2025 with backlog of $6.0 billion, compared with a backlog of $5.2 billion a year earlier.

OUR FIRST PRINCIPLES

Comfort Systems USA is growing and expanding our capacity to serve our customers. During 2024, our workforce grew to more than 18,000 people, and we continued to invest heavily to train and reward the skilled and resolute individuals who are the heart and foundation of our business.

We continue to center our efforts on our core purpose, which is to "Build Legacies" with our people, our customers, and the companies that join us. As a result, we strive each day to be the best home (i) for a craft worker or construction professional to build a lifelong career, (ii) for our customers to meet their building and service needs, and (iii) for companies that put people first to join, knowing that their teams will be valued, their leadership will be empowered, and that their legacies will be perpetuated and built upon.

Here at Comfort Systems USA, we succeed because we trust our companies and their expert teams to run their businesses locally. We are convinced that success in construction and service for mechanical and electrical systems is inherently local. Our people live in their communities, and they understand their customers' needs. The people who work and run our businesses are local, linked to their workers, and connected to their customers. We skillfully build, service and optimize our customers' built environment, and our expertise, resources and decisions are local — close to home for our customers and projects.




YASKAWA
TAS





Each day we focus on safety, quality, and innovation. We invest to strengthen our core operating competencies and maintain our advantage in efficiency and technology. We focus on capability, not just revenue growth. We are committed to unrivaled execution for our customers, and we insist on fair payment for our work so that we can properly compensate the best workforce in our industry and provide our employees with unmatched training and innovative resources.

OUR PEOPLE

The current pace of building investment in the United States is unprecedented. Owners and general contractors need access to an expert workforce, and we are honored to have one of the largest skilled workforces in the building construction industry. Our employees are the heart of our company, and we are committed to leading our industry in retaining, developing, and attracting talented team members. People are the foundation of every investment we have made for nearly three decades, and as we constantly strive to attract, train, and retain the best workers in our industry, we equally strive to be worthy of their trust and commitment.

Our foremost objective is to send our employees home safely every day. In 2024, we improved our OSHA recordable incident rate that was already far below the most recently published rates for our industry. We will not compromise on our commitment to work safely, and we are committed to sustained investment in worker safety, the most important facet of our work.


PHD


5-TON
5-TON
PHD

Our employees are the heart of our company, and we are committed to leading our industry in retaining, developing, and attracting talented team members.

OUR CUSTOMERS

We build and service vital buildings and processes for our customers and we realize that these buildings must endure for generations and are essential for our customers to grow and thrive. As we design and implement these crucial and complex systems for our customers, we focus on effective execution at all levels, relying heavily on our job loop to plan, track and continually improve. We provide training in project management, advanced project management, superintendents, dispatching, service excellence and effective leadership.

We continually invest in, and are gaining from, a focus on technology. Our innovation strategy centers on cooperative evaluation, testing, and targeted adoption of tools and technologies, from fully robotic welding machines to AI-powered estimating solutions.

Our commitments and investments in innovation have improved our productivity, helped us to further share the best operational practices, and have unlocked and multiplied existing knowledge to deliver execution for our customers while making Comfort Systems USA an ever-better place to work.

OUR NEW PARTNERS

Year after year amazing and complementary businesses have joined Comfort Systems USA. They are an ongoing source of growth and renewal for our company. Our newly acquired companies have brought us new capabilities and insights, and they have shared in the benefits of ongoing investments and resources like training, technology, collaboration, and best practices. During 2024 we added great new companies in Texas, Utah, and North Carolina.

2024 BY THE NUMBERS

2024 was a year of remarkable earnings, cash flow, and growth for Comfort Systems USA, including a surging backlog of future work.


$7,000
6,000
5,000
4,000
3,000
2,000
1,000
20
21
22
23
24
($ millions)

REVENUE


$ 800
700
600
500
400
300
200
100
20
21
22
23
24
($ millions)

OPERATING CASH FLOW


1,500
1,300
1,100
900
700
500
300
100
20
21
22
23
24
($ millions)

GROSS PROFIT


$ 6,000
$ 5,000
4,000
3,000
2,000
1,000
20
21
22
23
24
($ millions)

BACKLOG




SEC


SUMMIT



The best companies in our industry are the ones that have the best people. For example, it is only possible to be the best plumbing company by having the best plumbers. Plumbers, electricians, pipefitters, welders, service technicians, project managers, foremen and practically every team member that works with us could quickly get a job anywhere they choose, and so the only path to being a truly great company, is by being a truly great place for our people to spend their professional lives.

A caring business owner who is seeking to transition their business can be faced with a dilemma. Most buyers will see their business as a financial investment. Indeed, the most common buyers today collect and manipulate companies as inventory that they buy and sell. When we wake up each morning, we know that we have only ever been, and aspire to always be, skilled contractors helping our people, our customers, and our businesses to build legacies.

We have learned that to build a great partnership, both the buyer and seller must win from the transaction. It is especially important that the workforce of every company encounters an open, constructive, and collaborative environment. Our businesses are local in nature, and customers need local teams that are empowered to make decisions and investments to best meet their needs. We are confident that even as they retain their autonomy and local culture, new companies will continue to help us improve. Although we provide access to great training, technology, and investments, the most important benefit a company receives as they join is the shared excellence derived from our network of the best companies in our industry.

Comfort Systems USA is the best possible partner for businesses that deeply care about their people and legacy, believe in our industry, and want to provide growth opportunities for their employees.

Comfort Systems USA is the best possible partner for businesses that deeply care about their people and legacy, believe in our industry, and want to provide growth opportunities for their employees.

OUR OUTLOOK

For more than 25 consecutive years, despite the bubble of the early 2000's, the Great Recession, Covid-19, and perpetual threats and uncertainties, our remarkable companies have been profitable and generated positive cash flow. As we look ahead, we remain optimistic about the prospects for construction and service across our vast markets.

Our construction businesses achieved new heights in 2024, and our relentless investments continue to benefit our overall results. With our backlog even higher than the robust levels of the prior year, and with the help of strong markets, we are committed to continuing our growth and investments in 2025.

OUR GRATITUDE AND OUR COMMITMENT

We are grateful for your investment and trust. We strive to remain worthy of that trust, and we will work every day to make Comfort Systems USA stronger, safer, and better positioned to build on the amazing legacies of our people, customers, and businesses.

We believe the best is yet to come.

BRIAN E. LANE President and Chief Executive Officer	**WILLIAM GEORGE** Executive Vice President and Chief Financial Officer	**TRENT T. McKENNA** Executive Vice President and Chief Operating Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-13011

Comfort Systems USA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**76-0526487**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

675 Bering Drive
Suite 400
Houston, Texas 77057
(713) 830-9600
(Address and telephone number of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, $.01 par value	FIX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant at June 30, 2024 was approximately $10.67 billion, based on the $304.12 last sale price of the registrant’s common stock on the New York Stock Exchange on June 30, 2024.

As of February 14, 2025, 35,553,062 shares of the registrant’s common stock were outstanding (excluding treasury shares of 5,570,303).

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (other than the required information regarding executive officers) is incorporated by reference from the registrant’s definitive proxy statement, which will be filed with the Commission not later than 120 days following December 31, 2024.

TABLE OF CONTENTS

Part I

Part II

Part III

Part IV

FORWARD-LOOKING STATEMENTS

Certain statements and information in this Annual Report on Form 10-K may constitute forward looking statements within the meaning of applicable securities laws and regulations. The words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," or other similar expressions are intended to identify forward looking statements, which are generally not historic in nature. These forward-looking statements are based on the current expectations and beliefs of Comfort Systems USA, Inc. and its subsidiaries (collectively, the "Company") concerning future developments and their effect on the Company. While the Company's management believes that these forward looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates, and the Company's actual results of operations, financial condition and liquidity, and the development of the industry in which the Company operates, may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 10-K. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this Annual Report on Form 10-K, those results or developments may not be indicative of our results or developments in subsequent periods. All comments concerning the Company's expectations for future revenue and operating results are based on the Company's forecasts for its existing operations and do not include the potential impact of any future acquisitions. The Company's forward-looking statements involve significant risks and uncertainties (some of which are beyond the Company's control) and assumptions that could cause actual future results to differ materially from the Company's historical experience and its present expectations or projections. Known material factors that could cause the Company's actual results to differ from those in the forward-looking statements are those described in Part I, "Item 1A. Risk Factors."

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events, or otherwise.

PART I

The terms “Comfort Systems,” “we,” “us,” or “the Company” refer to Comfort Systems USA, Inc. or Comfort Systems USA, Inc. and its consolidated subsidiaries, as appropriate in the context.

ITEM 1. *Business*

Comfort Systems USA, Inc., a Delaware corporation, was established in 1997. We provide mechanical and electrical contracting services. Our mechanical segment principally includes heating, ventilation and air conditioning (“HVAC”), plumbing, piping and controls, as well as off-site construction, monitoring and fire protection. Our electrical segment includes installation and servicing of electrical systems. We build, install, maintain, repair and replace mechanical, electrical and plumbing (“MEP”) systems throughout our 47 operating units with 178 locations in 136 cities throughout the United States.

We operate primarily in the commercial, industrial and institutional MEP markets and perform most of our services in manufacturing, healthcare, education, office, technology, retail and government facilities. Substantially all of our consolidated 2024 revenue was derived from commercial, industrial and institutional customers and multi-family residential projects. Approximately 56.7% of our revenue was attributable to installation services in newly constructed facilities and 43.3% was attributable to renovation, expansion, maintenance, repair and replacement services in existing buildings. Our consolidated 2024 revenue was derived from the following service industries:

Service Activity	Percentage of Revenue
Mechanical Services	78.7 %
Electrical Services	21.3 %
Total	100.0 %

Industry Overview

We believe that commercial, industrial, and institutional mechanical and electrical contracting generate annual revenue in the United States of approximately $550 billion. Mechanical and electrical systems are necessary to virtually all commercial, industrial and institutional buildings. Because most buildings are sealed, HVAC systems provide the primary method of circulating fresh air in such buildings. Replacing an aging building’s existing systems with modern, energy-efficient systems significantly reduces a building’s energy consumption, carbon footprint, and operating costs while improving air quality and overall system effectiveness. Older commercial, industrial and institutional facilities frequently have poor air quality and provide less comfortable environments, and older HVAC systems result in significantly higher energy consumption than do modern systems. As electrical systems age, they require service and replacement, and changing building configurations and technological power load requirements lead to the need to reconfigure and improve electrical systems in buildings on a regular basis.

Many factors affect mechanical and electrical services industry growth, including but not limited to, (i) population growth, which increases the need for commercial, industrial and institutional space, (ii) an aging installed base of buildings and equipment, (iii) increasing sophistication, complexity and efficiency of mechanical and electrical systems, and (iv) growing emphasis on internal air quality, environmental sustainability and energy efficiency.

Our industry can be broadly divided into two categories:

- construction of and installation in new buildings, which provided approximately 56.7% of our revenue in 2024, and
- renovation, expansion, maintenance, repair and replacement in existing buildings, which provided the remaining 43.3% of our 2024 revenue.

Construction, Installation, Expansion and Renovation Services—Construction, installation, expansion and renovation services consist of “design and build” and “plan and spec” projects. In “design and build” projects, the commercial MEP company is responsible for designing, engineering and installing a cost-effective, energy-efficient system customized to the specific needs of the building owner. Costs and other project terms are normally negotiated

between the building owner or its representative and the contracting company. Companies that specialize in "design and build" projects use a consultative approach with customers and tend to develop long-term relationships with building owners and developers, general contractors, architects, consulting engineers and property managers. "Plan and spec" installation refers to projects in which a third-party architect or consulting engineer designs the MEP systems, and the installation project is "put out for bid." We believe that "plan and spec" projects usually take longer to complete and frequently result in less efficient outcomes than "design and build" projects because the system design and installation process are not integrated, thus resulting in more frequent adjustments to project specifications, work requirements and schedules. Our investments in design and building information modeling enable us to collaborate with our customers to achieve reliable and energy efficient construction outcomes and to eliminate unnecessary waste.

Maintenance, Repair and Replacement Services—The Company's services further include maintaining, repairing, replacing, reconfiguring and monitoring previously installed systems and building automation controls. The growth and aging of the installed base of MEP and related systems, changing requirements due to increasing technology deployment and the demand for more efficient systems and more capable building automation controls have fueled growth in these services. The increasing complexity of these systems leads many commercial, industrial and institutional building owners and property managers to outsource maintenance and repair, often through service agreements with service providers. State-of-the-art control and monitoring systems feature electronic sensors and microprocessors that are crucial to energy efficient operations. These systems require specialized training to install, maintain and repair. We believe that the work we perform to optimize and upgrade systems and controls helps Comfort Systems USA to optimize energy use and fundamentally reduce our nation's carbon footprint.

Strategy

At Comfort Systems USA, Inc., our core purpose is to "Build Legacies" with our people, customers, and the companies who join us. To accomplish this purpose, we strive every day to be the best organization in the world (i) for a craft worker to build a successful career, (ii) for construction, service and administrative professionals to grow and thrive, (iii) for customers to meet their crucial building and service needs, and (iv) for any company in our industry to join with the assurance that their people will be respected and nurtured and that their legacy will be perpetuated and built upon. We focus on strengthening core operating competencies, on leading in sustainability, efficiency, and technological improvement, and on being fairly compensated for the work we do and the risks we manage on behalf of our customers. The key objectives of our strategy are to improve profitability and generate growth in our operations, to enable sustainable and efficient building environments, to improve the productivity of our workforce, and to acquire complementary businesses. Specifically, we are currently focused on the following elements:

Achieve Excellence in Core Competencies—We have identified seven core competencies that we believe are critical to attracting and retaining customers, increasing operating income and cash flow, and maximizing the productivity of our skilled labor force. The seven core competencies are: (i) safety, (ii) customer service, (iii) design and build expertise, (iv) effective pre-construction processes, (v) job and cost tracking, (vi) leadership in energy efficient and sustainable design, and (vii) best-in-class servicing of existing building systems.

Attract, Retain and Invest in our Employees—We seek to attract and retain quality employees by providing an enhanced career path that offers a stable income, attractive benefits, and excellent growth opportunities. We continually invest in training, including programs for project managers, field superintendents, service managers, service technicians, sales managers, estimators, and leadership and development of key managers and leaders. We believe that skilled labor forces in the building and services trades have become increasingly scarce and valuable, and we are increasingly focused on growing and improving our skilled labor force, including through recruitment, development, and skills training for our hourly workers.

Achieve Operating Efficiencies—We think we can achieve operating efficiencies and cost savings through purchasing economies, adopting "best practices," and focusing on efficient job management. We are continually improving the "job loop" at our locations—qualifying, estimating, pricing, and executing projects effectively and efficiently. We also use our combined spend to gain purchasing advantages on products and services such as MEP components, raw materials, services, vehicles, bonding, insurance, and employee benefits.

Focus on Industrial, Commercial and Institutional Markets—We focus on the industrial, commercial, and institutional building markets, including construction, maintenance, repair, and replacement services. We believe that

these complex markets are attractive because of their growth opportunities, large and diverse customer bases, attractive margins, and potential for long-term relationships with building owners.

Leverage Resources and Capabilities—We believe significant efficiencies can be achieved by leveraging resources among our operating locations. We have shifted certain fabrication activities to centralized locations to increase asset utilization. We opportunistically allocate our engineering, field, and supervisory labor from one operation to another to use our employee base more fully, meet our customers' needs and share expertise. Our ability to share resources frequently allows us to pursue work that would otherwise not be available to us and allows us to provide a more diversified and steady deployment of our labor. We believe that we have realized scale benefits from coordinated purchasing, technical innovation, insurance, benefits, bonding, and financing activities across our operations.

Maintain a Diverse Customer, Geographic, and Project Base—We have a distribution of revenue across end-use sectors that we believe reduces our exposure to negative developments in any given sector. We also have significant geographical diversification across all regions of the United States, again reducing our exposure to negative developments in any given region. Our distribution of revenue in 2024 by end-use sector was as follows:

Technology	33.2 %
Manufacturing	27.3 %
Education	10.0 %
Healthcare	8.3 %
Office Buildings	6.0 %
Retail, Restaurants and Entertainment	5.4 %
Government	5.4 %
Multi-Family and Residential	2.0 %
Other	2.4 %
Total	100.0 %

Approximately 91.1% of our revenue is earned on a project basis for installation of systems in newly constructed or existing facilities. As of December 31, 2024, we had 7,935 projects in process with an aggregate contract value of approximately $14.35 billion. Our average project takes six to nine months to complete, with an average contract price of approximately $1.8 million. This average project size, when taken together with the approximately 8.9% of our revenue derived from maintenance and service, provides us with a broad base of work in the construction services sector.

Develop and Adopt Leading Technologies—We are improving productivity by increasing use of innovative techniques in prefabrication, project design and planning, as well as in coordination and production methods. We have invested in the refinement and adoption of prefabrication practices. We work to identify, develop, and implement new materials, products and methods that can achieve greater productivity and more efficient and sustainable outcomes. Above all, we have concluded that as technology develops in our industry, the fundamental prerequisite for leadership is adopting such opportunities in the quality, accuracy, and buildability of our designs. Accordingly, we have invested in experts, training, and internal and external knowledge transfer to ensure that we are properly scaling, optimizing buildability, and fundamentally and continuously improving our design capabilities to meet our customers' evolving requirements. Our goal is to use our scale and strategic investments to maintain a leading position in design and modeling excellence, increase productivity and quality, and ultimately position ourselves to capitalize from ongoing or future technological developments.

Excel at Modular and Off-Site Construction—We believe that modular and off-site construction – the ability to build superior quality plants and systems away from the construction site – will become increasingly important in complex construction projects. Accordingly, we have invested in that capability through acquisitions, and after acquisition we have further invested in improving and growing that service offering. This has led to meaningful growth in our ability to provide this expertise. Through development and acquisitions, we plan to continue to improve our unmatched capability in mechanical off-site or modular construction.

Service Growth Initiative—Over the last several years, we have made substantial investments to expand our service and maintenance revenue by increasing the value we can offer to service and maintenance customers. We are actively concentrating managerial and sales resources on training and hiring experienced employees to sell and

profitably perform service work. In many locations we have added or upgraded our capability, and we believe our investments and efforts have provided customer value and stimulated growth in all aspects of our businesses.

Seek Growth through Acquisitions—We believe that we can further increase our cash flow and operating income by continuing to opportunistically enter new markets or service lines through acquisition. We have dedicated a significant portion of our cash flow on an ongoing basis to seeking opportunities to acquire businesses that have strong assembled workforces, excellent historical safety performance, leading design and energy efficiency capabilities, attractive market positions, a record of consistent positive cash flow, and desirable market locations.

Operations and Services Provided

We provide a wide range of construction, renovation, expansion, maintenance, repair and replacement services for MEP and related systems in commercial, industrial and institutional properties. Our local management teams maintain responsibility for day-to-day operating decisions. Local management is augmented by regional leadership that focuses on core business competencies, regional financial performance, cooperation and coordination between locations, implementing best practices and corporate initiatives. In addition to senior management, local personnel generally include design engineers, energy efficiency and sustainability experts, sales personnel, customer service personnel, installation and service technicians, sheet metal and prefabrication technicians, estimators and administrative personnel. We have centralized certain administrative functions such as insurance, employee benefits, training, safety programs, and cash management to enable our local operating management to focus on pursuing new business opportunities and improving operating efficiencies.

Construction and Installation Services for New Buildings—Our installation business related to newly constructed facilities, which comprised approximately 56.7% of our consolidated 2024 revenue, involves the design, engineering, integration, installation and start-up of MEP and related systems. We provide “design and build” and “plan and spec” installation services for office buildings, retail centers, manufacturing plants, healthcare, education and government facilities and other commercial, industrial and institutional facilities. In a “design and build” installation, we work with the customer to determine the needed capacity and to optimize energy efficiency of the MEP systems that best suit the proposed facility. The final design, terms, price and timing of the project are then negotiated with the customer or its representatives, after which any necessary modifications are made to the system plan. In “plan and spec” installation, we participate in a bid process to provide labor, equipment, materials and installation based on the end user’s plans and engineering specifications.

Once an agreement has been reached, we order the necessary materials and equipment for delivery to meet the project schedule. In many instances, we fabricate ductwork, conduit and piping and assemble certain components for the system based on the mechanical drawing specifications. Finally, we install the systems at the project site, working closely with the owner or general contractor. Our average project takes six to nine months to complete, with an average contract price of approximately $1.8 million. We also perform larger project work, with 1,046 contracts in progress at December 31, 2024 with contract prices in excess of $2 million. Our largest project in progress at December 31, 2024 had a contract price of $168.9 million. Project contracts typically provide for periodic billings to the customer as we meet progress milestones or incur costs on the project. Project contracts in our industry also frequently allow for a small portion of progress billings or contract price to be withheld by the customer until after we have completed the work. Amounts withheld under this practice are known as retention or retainage.

Renovation, Expansion, Maintenance, Monitoring, Repair and Replacement Services for Existing Buildings—Our renovation, expansion, maintenance, monitoring, repair and replacement services in existing buildings comprised approximately 43.3% of our consolidated 2024 revenue. Maintenance and repair services are provided either in response to service calls or under a service agreement. Service calls are coordinated by customer service representatives or dispatchers to process orders, arrange service calls, dispatch technicians and communicate with and invoice customers. Service technicians work from service vehicles equipped with commonly used parts, supplies and tools to complete a variety of jobs. Optimal maintenance is crucial to energy efficient operations. Commercial, industrial and institutional service agreements usually have terms of one or more years, with automatic annual renewals, and frequently include thirty- to sixty-day cancellation notice periods. We also provide remote monitoring of power usage, temperature, pressure, humidity and air flow for MEP and other building systems.

Sources of Supply

The raw materials and components we install and service include MEP system components such as ductwork, pipe, valves, fittings, electrical wire, conduit and fixtures, fabricated steel and sheet metal. These raw materials and components are generally available from a variety of domestic or foreign suppliers at competitive prices. During ordinary times, delivery times are typically short for most raw materials and standard components. However, during periods of peak demand, lead-times for certain components may extend to several months. We estimate that the direct purchase of commodities and finished products comprises between 40% and 45% of our average project cost.

Orders for manufactured commercial HVAC equipment, electrical switch gear, and large application power generators have experienced the longest lead-times, and it is not uncommon for lead-times to be greater than six months.

We have procedures to reduce commodity cost exposure, including costs due to tariffs, such as purchasing commodities early for projects, as well as selectively including time or market-based escalation and escape provisions in bids and contracts.

The primary manufacturers of the major components in a commercial MEP system are: Trane, Carrier, York, Daikin (chillers and roof top units), Baltimore Aircoil and SPX (cooling towers), Schneider Electric, Eaton, ABB (electrical switchgear), Caterpillar, Cummins, Kohler (power generators), Johnson Controls, Automated Logic and Siemens (building automation). We do not have any significant contracts guaranteeing us a supply of raw materials or components.

Cyclicality and Seasonality

The construction industry is subject to business cycle fluctuation. As a result, our volume of business, particularly in new construction projects and renovation, may be adversely affected by declines in new installation and replacement projects in various geographic regions of the United States during periods of economic weakness.

The mechanical and electrical contracting industries are also subject to seasonal variations. The demand for new installation and replacement is generally lower during the winter months (the first quarter of the year) due to reduced construction activity during inclement weather and less use of air conditioning during the colder months. Demand for our services is generally higher in the second and third calendar quarters due to increased construction activity and increased use of air conditioning during the warmer months. Accordingly, we expect our revenue and operating results generally will be lower in the first calendar quarter.

Sales and Marketing

We have a diverse customer base, with our top customer representing 13.3% of consolidated 2024 revenue. Our largest customer can change from year to year. Management and a dedicated sales force are responsible for developing and maintaining successful long-term relationships with key customers. Customers generally include building owners and developers and property managers, as well as general contractors, architects and consulting engineers. We intend to continue our emphasis on developing and maintaining long-term relationships with our customers by providing superior, high-quality service in a professional manner. We believe we can continue to leverage the diverse technical and marketing strengths at individual locations to expand the services offered in other local markets. With respect to multi-location service opportunities, we maintain a national sales force in our national accounts group.

Human Capital Resources

Employees—As of December 31, 2024, we had approximately 18,300 employees as compared to approximately 15,800 employees as of December 31, 2023. We have collective bargaining agreements covering 50 employees. We have not experienced and do not expect any significant strikes or work stoppages and believe our relations with employees covered by collective bargaining agreements are good.

Culture and Core Values—Our values define, inform, and guide the way we operate both within the Company and in the communities where we do business. Our core values are to be safe; be honest; be respectful; be innovative; and be collaborative. These values set the foundation for our Code of Conduct, which applies to all employees, officers, and directors of the Comfort Systems USA family of companies. The Code of Conduct is regularly reinforced to the Company's employees and management through periodic ethics, equal opportunity employment, and anti-corruption

training. In addition, certain business partners, such as consultants, agents, suppliers, contractors, and other third parties, serve as an extension of the Company. They are expected to follow the spirit of our Code of Conduct, all applicable laws, and any applicable contractual provisions when working on our behalf.

We believe that the way we conduct business is just as important as the business we do. Operating with integrity helps us deliver on the promises we have made to each other, our customers, and the communities where we live and work. It is also the basis for ensuring continued growth and success. Everyone at the Company shares a responsibility for doing business ethically and in a sustainable manner, preserving our good name. We ensure that this responsibility applies at every level in our organization, and everyone from officers and directors to our field personnel is responsible for overseeing these efforts.

Recruiting and Training—Our continued success depends, in part, on our ability to continue to attract, retain and motivate qualified craft workers, engineers, service technicians, field supervisors and project managers. We believe our success in retaining qualified employees will be based on the quality of our recruiting, training, compensation, employee benefits and opportunities for advancement. We provide numerous training programs for management, sales, and leadership, as well as on-the-job training, technical training, apprenticeship programs, attractive benefit packages and career advancement opportunities within the Company.

Safety—We have established comprehensive safety programs throughout our operations to ensure that all employees comply with safety standards we have established and that are established under federal, state, and local laws and regulations. Safety leadership establishes safety programs and benchmarking to improve safety across the Company. Additionally, our employment screening process seeks to determine that prospective employees have requisite skills, sufficient background references and acceptable driving records, if applicable. Our rate of incidents recordable under the standards of the Occupational Safety and Health Administration ("OSHA") per one hundred employees per year, also known as the OSHA recordable rate, was 0.97 during 2024.

Diversity and Inclusion—We are an equal opportunity employer, and we welcome and celebrate our teams' differences, experiences, and beliefs. We expect all employees to be treated with dignity and respect in an environment free from discrimination and harassment regardless of race, color, religion, sex, sexual orientation, gender identity or expression, national origin, age, disability, veteran status, genetic information, or any other protected class. We know that diversity is truly a competitive advantage that helps drive growth and innovation. Our Board of Directors and Board committees provide oversight on certain human capital matters, including our diversity and inclusion strategy.

Insurance and Litigation

The primary insured risks in our operations are bodily injury, property damage and workers' compensation injuries. We retain the risk for workers' compensation, employer's liability, auto liability, general liability and employee group health claims resulting from uninsured deductibles per-incident or occurrence. Because we have very large per incident deductibles, the vast majority of our claims are paid by us, so as a practical matter we self-insure the great majority of these risks. Losses up to such per-incident deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages using the assistance of an actuary to project the extent of these obligations.

We are subject to certain claims and lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in our consolidated financial statements. While we cannot predict the outcome of these proceedings, in our opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results, cash flows or financial condition, after giving effect to provisions already recorded.

We typically warrant labor for the first year after installation on new MEP systems that we build and install, and we pass through to the customer manufacturers' warranties on equipment. We generally warrant labor for thirty days after servicing existing MEP systems. We do not expect warranty claims to have a material adverse effect on our financial position or results of operations.

Competition

The mechanical and electrical contracting industries are highly competitive and consist of thousands of local and regional companies. We believe that purchasing decisions in the commercial, industrial, and institutional markets are based on (i) competitive price, (ii) relationships, (iii) quality, timeliness, and reliability, (iv) tenure, financial strength, and access to bonding, (v) range of capabilities, and (vi) scale of operation. To improve our competitive position, we

focus on both the consultative "design and build" installation market and the maintenance, repair, and replacement market to develop and strengthen customer relationships. In addition, we believe our ability to provide multi-location coverage and a broad range of services gives us a strategic advantage over smaller competitors who may have more limited resources and capabilities.

We believe that we are larger than most of our competitors, which are generally small, owner-operated companies in a specific area. However, there are divisions of larger contracting companies, utilities and MEP equipment manufacturers that provide MEP services in some of the same service lines and geographic areas we serve. Some of these competitors and potential competitors have greater financial resources than we do to finance development opportunities and support their operations. We believe our smaller competitors generally compete with us based on price and their long-term relationships with local customers. Our larger competitors compete with us on those factors but may also provide attractive financing and comprehensive service and product packages.

Vehicles

We operate a fleet of various owned or leased service trucks, vans and support vehicles. We believe these vehicles generally are well maintained and sufficient for our current operations.

Climate Change and Sustainability

We recognize our environmental and societal responsibilities and are committed to sustainability and to improving our environmental footprint as well as operating our business in a manner that seeks to protect the health and safety of our employees, customers, and the public. Our focus on environmental stewardship and improving productivity drives not only our efforts to become more energy efficient but also improvements in our customers' impact on climate change. Replacing an aging building's existing systems with modern, energy-efficient systems significantly reduces a building's energy consumption and carbon footprint while improving cost, air quality, and overall system effectiveness.

We are subject to the requirements of numerous federal, state, and local laws, regulations, and rules that promote the protection of the environment. While capital expenditures or operating costs for environmental compliance cannot be predicted with certainty, we do not currently anticipate that they will have a material effect on our capital expenditures or competitive position in the short term.

In 2024, we continued our efforts to adhere to voluntary reporting standards by (i) submitting to CDP (formerly the Carbon Disclosure Project), wherein, among other things, we disclosed the results of our annual greenhouse gas emissions inventory, and (ii) publishing our 2023 sustainability report, which followed the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standard Board's standards for the Engineering and Construction Services industry and the Global Reporting Initiative Standards: Core option. Further, we have published a number of policies and guidelines related to environmental, social and governance matters, including: a Supplier Diversity Policy, a Supplier Code of Conduct, an Environmental Policy and a Labor & Human Rights Policy.

Governmental Regulation and Environmental Matters

Our operations are subject to various federal, state and local laws and regulations, including: (i) licensing requirements applicable to engineering, construction and service technicians, (ii) building and MEP codes and zoning ordinances, (iii) regulations relating to consumer protection, including those governing residential service agreements, (iv) special bidding and procurement requirements on government projects, (v) wage and hour regulations, and (vi) regulations relating to worker safety and protection of the environment. For example, our operations are subject to the requirements of OSHA and comparable state laws directed towards protection of employees. We believe we have all required licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements. If we fail to comply with applicable regulations, we could be subject to substantial fines or revocation of our operating licenses.

Many state and local regulations governing the MEP services trades require individuals to hold permits and licenses. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all of our service technicians who work in the state or county that issued the permit or license. We seek to ensure that, where possible, we have two employees who hold any such permits or licenses that may be material to our operations in a particular geographic region.

Our operations are subject to the federal Clean Air Act, as amended, which governs air emissions and imposes specific requirements on the use and handling of ozone-depleting refrigerants generally classified as chlorofluorocarbons (“CFCs”) or hydrochlorofluorocarbons (“HCFCs”). Clean Air Act regulations promulgated by the United States Environmental Protection Agency (“USEPA”) require the certification of service technicians involved in the service or repair of equipment containing these refrigerants and also regulate the containment and recycling of these refrigerants. These requirements have increased our training expenses and expenditures for containment and recycling equipment. The Clean Air Act is intended ultimately to eliminate the use of ozone-depleting substances such as CFCs and HCFCs in the United States and to require alternative refrigerants to be used in replacement HVAC systems. Some replacement refrigerants, already in use, and classified as hydrofluorocarbons (“HFCs”) are not ozone-depleting substances. HFCs are considered by USEPA to have high global warming potential. USEPA may at some point require the phase-out of HFCs and expand existing technician certification requirements to cover the handling of HFCs. We do not believe the existing regulations governing technician certification requirements for the handling of ozone-depleting substances or possible future regulations applicable to HFCs will materially affect our business on the whole because, although they require us to incur modest ongoing training costs, our competitors also incur such costs, and such regulations may encourage or require our customers to update their MEP systems.

Additional Information

Our Internet address is *www.comfortsystemsusa.com*. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the “SEC”). These materials are also available at *www.sec.gov*. Our website also includes our code of ethics, titled the “Code of Conduct,” together with other governance materials including our corporate governance standards and our Board committee charters for the audit committee, the compensation committee, and the governance and nominating committee; the executive committee, formed in 2019, operates under written grants of authority that may be amended from time to time by the Board. Printed versions of our code of ethics and our corporate governance standards may be obtained upon written request to our Corporate Compliance Officer at our headquarters address.

The content of our websites is not incorporated by reference into this annual report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

ITEM 1A. *Risk Factors*

Our business is subject to a variety of risks and uncertainties, including, but not limited to, the risks and uncertainties described below. You should carefully consider the risks described below, together with all other information included in this report, including information contained in the “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures about Market Risk” sections. Our business, financial condition, results of operations or cash flows could be adversely affected by the occurrence of any of these events, which could cause actual results to differ materially from expected and historical results, and the trading price of our common stock could decline.

Risks Related to Our Business

Economic downturns in the markets in which we operate may materially and adversely affect our business because our business is dependent on levels of construction activity.

The demand for our services is dependent upon the existence of construction projects and service requirements within the markets in which we operate. Any period of economic recession affecting a market or industry in which we transact business is likely to adversely impact our business. Many of the projects we work on have long lifecycles from conception to completion, and the bulk of our performance generally occurs late in a construction project’s lifecycle. We experience the results of economic trends well after an economic cycle begins, and therefore have generally continued to experience the results of an economic recession well after conditions in the general economy have improved.

The industries and markets in which we operate have always been and will continue to be vulnerable to macroeconomic downturns because they are cyclical in nature. When there is a reduction in demand, it often leads to greater price competition as well as decreased revenue and profit. The lasting effects of a recession can also increase economic instability with our vendors, subcontractors, developers, and general contractors, which can increase our liability exposure and result in us not being paid in full or at all on some projects, thus decreasing our revenue and profit. Further, to the extent some of our vendors, subcontractors, developers, or general contractors seek bankruptcy protection, such bankruptcy will likely force us to incur additional costs in attorneys' fees, as well as other professional consultants, and will result in decreased revenue and profit. Additionally, because 5.4% of our revenue for the year ended December 31, 2024 was attributable to projects in the government sector, a reduction in federal, state, or local government spending in our industries and markets could result in decreased revenue and profit for us.

Because we bear the risk of cost overruns in most of our contracts, we may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

Our contract prices are established largely based on estimates and assumptions of our projected costs, including assumptions about: future economic conditions; prices, including commodity prices and inflation; availability of labor, including the costs of providing labor, equipment, and materials; and other factors outside our control. If our estimates or assumptions prove to be inaccurate, circumstances change in a way that renders our assumptions and estimates inaccurate or we fail to successfully execute the work, cost overruns may occur, and we could experience reduced profits or a loss for affected projects. For instance, unanticipated technical problems may arise, we could have difficulty obtaining permits or approvals, local laws, labor costs or labor conditions could change, bad weather could delay construction, raw materials prices could increase, our suppliers or subcontractors may fail to perform as expected or site conditions may be different than we expected. Further, rising inflation may result in higher costs for labor and materials needed to complete our contracts, and we may be unable to pass these heightened costs to our customers. We are also exposed to increases in energy prices, particularly as they relate to gasoline prices. Additionally, in certain circumstances, we guarantee project completion or the achievement of certain acceptance and performance testing levels by a scheduled date. Failure to meet schedule or performance requirements typically results in additional costs to us, and in some cases, we may also create liability for consequential and liquidated damages. Performance problems for existing and future projects could cause our actual results of operations to differ materially from those we anticipate and could damage our reputation within our industry and our customer base.

Our backlog is subject to unexpected adjustments and cancellations, which means that amounts included in our backlog may not result in actual revenue or translate into profits.

Backlog reflects revenue still to be recognized under contracted or committed installation and replacement project work. Our backlog as of December 31, 2024 was $5.99 billion. The predictive value of backlog information is limited to indications of general revenue direction over the near term, and we cannot guarantee that the revenue projected from our backlog will be realized or, if realized, will be profitable. Projects may remain in our backlog for an extended period of time, or project cancellations or scope adjustments may occur with respect to contracts reflected in our backlog. Such changes may adversely affect the revenues and profit we ultimately realize on these projects.

We could be adversely impacted by the effects of inflation, supply chain disruptions, capital market volatility and an economic recession or downturn.

The global economy continues to experience high rates of inflation and market and economic volatility, resulting from a number of factors, including the war between Russia and Ukraine, unrest in the Middle East, and supply chain constraints. These conditions have increased our cost for labor, materials, utilities, and other goods and services. In addition, the current market conditions have caused volatility in the capital markets, which may increase our cost of capital or prevent us from raising capital if we desire or need to do so and may have adverse impacts on the mechanical and electrical services industry. Further, there are market concerns that the United States economy could experience a recession. As a result, these conditions have, and they or any similar future conditions may continue to have, significant adverse impacts on our business, financial condition and results of operations.

The loss of one or a few customers could adversely affect our business, financial condition and results of operations.

A few customers have in the past and may in the future account for a significant portion of our revenues. For example, in 2024, one customer represented approximately 13.3% of our consolidated revenue. Although we have

long-standing relationships with many of our significant customers and believe that our portfolio of customers is reasonably diverse, one or a number of significant customers may unilaterally reduce, fail to renew, or terminate their contracts with us in the future. A loss of business from a significant customer, or a number of significant customers, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Rising inflation and/or interest rates may have an adverse effect on our business, financial condition and results of operations.

In efforts to combat inflation, the U.S. Federal Reserve raised interest rates multiple times in recent years and may do so again in 2025 (or may slow any rate reductions from what the market currently anticipates). Economic factors, including inflation and fluctuations in interest rates, may have a negative impact on our business. For instance, we have exposure to changes in interest rates under our revolving credit facility, and as interest rates increase, our debt service obligations on our variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, may correspondingly decrease. Furthermore, the cost of our materials, labor, and services may rise as a result of continued inflation and further interest rate hikes, and we may not be able to offset such higher costs through price increases. Our inability or failure to do so could harm our financial position and results of operations.

Intense competition in our industry could reduce our market share and our profit.

The markets we serve are highly fragmented and competitive. Our industry is characterized by many small companies whose activities are geographically concentrated. We compete on the basis of our technical expertise and experience, financial and operational resources, nationwide presence, industry reputation and dependability. While we believe our customers consider a number of these factors in awarding available contracts, a large portion of our work is awarded through a bid process. Consequently, price is often the principal factor in determining which contractor is selected, especially on smaller, less complex projects. Smaller competitors are sometimes able to win bids for these projects based on price alone due to their lower cost and financial return requirements. We expect competition to continue in our industry, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. We also expect increased competition from in-house service providers because some of our customers have employees who perform service work similar to the services we provide. Vertical consolidation could also contribute to competition in our industry. If we are unable to meet these competitive challenges, we will lose market share to our competitors and experience an overall reduction in our profits. In addition, our profitability would be impaired if we have to reduce our prices to remain competitive.

Our recent and future acquisitions may not be successful.

We expect to continue pursuing selective acquisitions of businesses. We cannot guarantee that we will be able to identify acquisitions or that we will be able to consummate transactions on terms and conditions acceptable to us, or that acquired businesses will be profitable. Acquisitions may expose us to additional business risks different than those we have traditionally experienced. We also may encounter difficulties integrating acquired businesses and successfully managing the growth we expect to experience from these acquisitions.

We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. Future acquisitions could dilute earnings or disrupt the payment of a stockholder dividend. To the extent we make acquisitions, a number of risks will result, including:

- the assumption of material liabilities (including for environmental-related costs);
- failure of due diligence to uncover situations that could result in legal exposure or to quantify the true liability exposure from known risks;
- the diversion of management's attention from the management of daily operations to the integration of operations;
- difficulties in the assimilation and retention of employees, in the assimilation of different cultures and practices, in the assimilation of broad and geographically dispersed personnel and operations, and the retention of employees generally;
- the risk of additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls; and

- we may not be able to realize the cost savings or other financial benefits we anticipated prior to the acquisition.

The failure to successfully integrate acquisitions could have an adverse effect on our business, financial condition and results of operations.

Third parties contribute significantly to our completion of many projects and labor shortages or increased labor costs from third parties could adversely impact our results of operations.

We hire third-party subcontractors to perform work and depend on third-party suppliers to provide equipment and materials necessary to complete our projects. If we are unable to retain qualified subcontractors or suppliers, or if our subcontractors or suppliers do not perform as anticipated for any reason, our execution, reputation and profitability could be harmed.

Recent labor shortages may also lead to higher wages for employees and higher costs to purchase the services of third parties. Increases in labor costs, such as increases in minimum wage requirements, wage inflation and/or increased overtime, reduce our profitability and that of our customers. Increases in such labor costs for a prolonged period of time could have a material adverse effect on the company's financial condition and results of operations.

Earnings for future periods may be impacted by impairment charges for goodwill and intangible assets.

We carry a significant amount of goodwill and identifiable intangible assets on our consolidated Balance Sheets. Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred. We have determined in the past and may again determine in the future that a significant impairment has occurred in the value of our unamortized intangible assets or fixed assets, which could require us to write off a portion of our assets and could adversely affect our financial condition or our reported results of operations.

Our use of the cost-to-cost input method of accounting could result in a reduction or reversal of previously recorded revenue or profits.

A material portion of our revenue is recognized using the cost-to-cost input method of accounting, which results in our recognizing contract revenue and earnings ratably over the contract term in the proportion that our actual costs bear to our estimated contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenue, costs and profitability. We review our estimates of contract revenue, costs and profitability on an ongoing basis. Prior to contract completion, we may adjust our estimates on one or more occasions as a result of change orders to the original contract, collection disputes with the customer on amounts invoiced or claims against the customer for increased costs incurred by us due to customer-induced delays and other factors. Contract losses are recognized in the fiscal period when the loss is determined. Contract profit estimates are also adjusted in the fiscal period in which it is determined that an adjustment is required. As a result of the requirements of the cost-to-cost input method of accounting, the possibility exists, for example, that we could have estimated and reported a profit on a contract over several periods and later determined, usually near contract completion, that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be reported for the period in which such determination is made, thereby eliminating all or a portion of any profits from other contracts that would have otherwise been reported in such period or even resulting in a loss being reported for such period. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits.

A significant portion of our business depends on our ability to provide surety bonds. Any difficulties in the financial and surety markets may adversely affect our bonding capacity and availability.

In the past we have expanded, and it is possible we will continue to expand, the number and percentage of total contract dollars that require an underlying bond. Historically, surety market conditions have experienced times of difficulty as a result of significant losses incurred by many surety companies and the results of macroeconomic trends outside of our control, such as the current volatility in the capital markets and the possibility of an extended economic downturn or recession. Consequently, during times when less overall bonding capacity is available in the market, surety

terms have become more expensive and more restrictive. If we are not able to maintain a sufficient level of bonding capacity in the future, it could preclude our ability to bid for certain contracts or successfully contract with some customers. Additionally, even if we continue to be able to access bonding capacity to sufficiently bond future work, we may be required to post collateral to secure bonds, which would decrease the liquidity we would have available for other purposes. Our surety providers are under no commitment to guarantee our access to new bonds in the future; thus, our ability to access or increase bonding capacity is at the sole discretion of our surety providers. If our surety companies were to limit or eliminate our access to bonds, our alternatives would include seeking bonding capacity from other surety companies, increasing business with clients that do not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. As such, if we were to experience an interruption or reduction in the availability of bonding capacity, it is likely we would be unable to compete for or work on certain projects.

If we experience delays and/or defaults in customer payments, we could be unable to recover all expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures on projects as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making their payments on a project to which we have devoted resources, it could have a material negative effect on our financial condition and results of operations.

Our business may be affected by the work environment.

We may need to perform our work under a variety of conditions, including but not limited to, difficult terrain, difficult site conditions and busy urban centers where delivery of materials and availability of labor may be impacted, clean-room environments where strict procedures must be followed and sites that may have been exposed to harsh and hazardous conditions and outbreaks of infectious disease. Extreme weather conditions (such as storms, droughts, extreme heat or cold, wildfires and floods) may limit the availability of resources, increase our costs, or may cause projects to be cancelled. To the extent climate change results in an increase in extreme weather events and adverse weather conditions, the likelihood of a negative impact on our results of operations may increase. If we are unable to manage the conditions required for certain of our jobs, including the availability of sufficient labor, adherence to environmental, health and safety or other standards, and adequately addressing harsh or hazardous conditions, our business and financial condition could be adversely affected.

We are susceptible to adverse weather conditions, which may harm our business and financial results.

Our business can be highly cyclical and subject to seasonal and other variations that can result in significant differences in operating results from quarter to quarter. Moreover, our business may be adversely affected by severe weather in areas where we have significant operations. Repercussions of severe weather conditions may include:

- curtailment of services;
- suspension of operations;
- inability to meet performance schedules in accordance with contracts and potential liability for liquidated damages;
- injuries or fatalities;
- weather-related damage to our facilities;
- disruption of information systems;
- inability to receive machinery, equipment and materials at jobsites; and
- loss of productivity.

Future climate change could adversely affect us.

Climate change may create physical and financial risk to our business. Physical risks from climate change could, among other things, include an increase in extreme weather events (such as wildfires, floods and hurricanes), rising sea levels and limitations on water availability and quality. Such extreme weather conditions may limit the availability of resources, increasing the costs of our projects, or may cause projects to be delayed or cancelled.

Legislation, nationwide protocols, regulation or other restrictions related to climate change could negatively impact our operations or our customers' operations. Increasing concerns about climate change and other environmental issues may result in additional environmental regulations and restrictions. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could increase the costs of projects for our customers or, in some cases, prevent a project from going forward, which could in turn have an adverse effect on our financial condition and results of operations.

Continuing worldwide political and economic uncertainties may adversely affect our revenue and profitability.

The last several years have been periodically marked by political and economic concerns, including the COVID-19 pandemic, decreased consumer confidence, the effects of international conflicts such as the wars between Russia and Ukraine and unrest in the Middle East, tariffs, energy costs and inflation. This instability can make it extremely difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and could cause constrained spending on our services, delays and a lengthening of our business development efforts, the demand for more favorable pricing or other terms, and/or difficulty in collection of our accounts receivable. Our government clients may face budget deficits that prohibit them from funding proposed and existing projects. Further, ongoing economic instability in the global markets, supply chain disruptions, rising inflation and interest rates and the wars between Russia and Ukraine and unrest in the Middle East, could limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing business conditions or new opportunities. If economic conditions remain uncertain or weaken, or government spending is reduced, our revenue and profitability could be adversely affected.

Risks Related to Our Operations

If we are unable to attract and retain qualified managers and employees, we will be unable to operate efficiently, which could reduce our profitability.

Our business is labor intensive, and many of our operations experience a high rate of employee turnover. At times of low unemployment rates in the United States, it is typically more difficult for us to find qualified personnel at low cost in some geographic areas where we operate. Additionally, our business is managed by a small number of key executive and operational officers. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. Labor shortages, including the recent U.S. labor shortage, increased labor costs or the loss of key personnel may reduce our profitability and negatively impact our business. Further, our relationships with some customers could suffer if we are unable to retain the employees with whom those customers primarily work and have established relationships.

Future growth could also impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. To the extent that we are unable to manage our growth effectively, or are unable to attract and retain additional qualified management, we may not be able to expand our operations or successfully execute our business plan.

We are a decentralized company and place significant decision-making powers with our subsidiaries' management, which presents certain risks.

We believe that our practice of placing significant decision-making powers with local management is important to our successful growth and allows us to be responsive to opportunities and to our customers' needs. However, this practice presents certain risks, including the risk that we may be slower or less effective in our attempts to identify or react to problems affecting an important business than we would under a more centralized structure or that we would be slower to identify a misalignment between a subsidiary's and the Company's overall business strategy. Further, if a subsidiary location fails to follow the Company's compliance policies, we could be made party to a contract, arrangement or situation that requires the assumption of large liabilities or has less advantageous terms than is typically found in the market.

If we do not effectively manage our backlog and the size and cost of our operations, our existing infrastructure may become either strained or over-burdensome, and we may be unable to increase or sustain revenue growth.

The growth that we have experienced in the past, that we are currently experiencing, and that we may experience in the future, may provide challenges to our organization, requiring us to expand our personnel and our operations. Growth may strain our infrastructure, operations and other managerial and operating resources. We have also experienced in the past severe constriction in the markets in which we operate and, as a result, in our operating requirements. Failing to maintain the appropriate cost structure during a particular economic cycle may result in our incurring costs that affect our profitability or failing to be prepared for unprecedented growth. If our business resources become strained or over-burdensome, our earnings may be adversely affected, and we may be unable to increase revenue growth. Further, we may undertake contractual commitments that exceed our labor, managerial or other resources, which could also adversely affect our earnings and our ability to increase revenue growth and cause material reputational or other harm.

Information technology system failures, network disruptions or cybersecurity breaches could adversely affect our business.

We use and rely significantly on sophisticated information technology systems, networks, and infrastructure in conducting our day-to-day operations, providing services to certain customers and protecting sensitive Company information. In addition, we also rely on third-party software and information technology for certain of our critical accounting, project management and financial information systems. We also collect and retain information about our customers, stockholders, vendors and employees, with the expectation by such third parties being that we will adequately protect such information.

Information technology system failures, including suppliers' or vendors' system failures, could disrupt our operations by causing transaction errors, processing inefficiencies, the loss of customers, other business disruptions or the loss of employee or other third-party personal information. We have in the past experienced system interruptions and delays and expect that such interruptions and delays may occur in the future, given the increasing diversity and sophistication of cybersecurity threats. In addition, our systems, networks and infrastructure could be damaged or interrupted by natural disasters, power loss, telecommunications failures, intentional or inadvertent user misuse or error, failures of information technology solutions, computer viruses, malicious code, ransomware attacks and acts of terrorism. We may also be subject to physical or electronic security breaches, including breaches by computer hackers or cyber-terrorists or unauthorized access to or disclosure of our or our customers' data. These events could impact our customers, employees and reputation and lead to financial losses from remediation actions, loss of business or access to our business data, potential liability or an increase in expenses, all of which may have a material adverse effect on our business. Similar risks could affect our customers and vendors, indirectly affecting us.

While we have security, internal control and technology measures in place to protect our systems and networks, these measures could fail as a result of a cyber-attack, other third-party action, employee error, malfeasance or other security failure. In the ordinary course of business, we have been targeted by malicious cyber-attacks. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, results of operations, financial condition and cash flows.

As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.

Any failure by us or our third party vendors to maintain the security, proper function and availability of information technology and systems could result in financial losses, interrupt our operations, damage our reputation, cause us to be in default of material contracts and subject us to liability claims or regulatory penalties, any of which could materially and adversely affect our business and the value of our securities.

In addition, current and future laws and regulations governing data privacy and the unauthorized disclosure of confidential information may pose complex compliance challenges and result in additional costs. A failure to comply with such laws and regulations could result in penalties or fines, legal liabilities or reputational harm. The continuing and evolving threat of cyber-attacks has also resulted in increased regulatory focus on risk management and prevention. New cyber-related regulations, including the cybersecurity risk management, strategy, governance and incident disclosure rules adopted by the SEC in 2023, or other requirements could require significant additional resources and cause us to incur significant costs, which could have an adverse effect on our results of operations and cash flows.

We regularly evaluate the need to upgrade or replace our systems and network infrastructure to protect our information technology environment, to stay current on vendor supported products and to improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management's attention, or causing delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have an adverse effect on our business.

Our insurance policies against many potential liabilities require high deductibles, and our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks. Additionally, difficulties in the insurance markets may adversely affect our ability to obtain necessary insurance.

We insure various general liability, workers' compensation, property and auto risks as well as other risks through a variety of direct insurance policies and a captive insurance company that are reinsured for risks above certain deductibles and retentions. All of our insurance policies and programs are subject to high deductibles and retentions; as such, we are, in effect, self-insured for substantially all of our typical claims. We hire an actuary to determine any liabilities for unpaid claims and associated expenses for the three major lines of coverage (workers' compensation, general liability and auto liability). The determination of these claims and expenses and the appropriateness of the estimated liability are reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents that have occurred but are not reported and the effectiveness of our safety program. Our accruals are based on known facts, historical trends (both internal trends and industry averages) and our reasonable estimate of our future expenses. We believe our accruals are adequate. However, our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. If any of the variety of instruments, processes or strategies we use to manage our exposure to various types of risk are not effective, we may incur losses that are not covered by our insurance policies or that exceed our accruals or coverage limits.

Additionally, we typically are contractually required to provide proof of insurance for projects on which we work. Historically, insurance market conditions become more difficult for insurance consumers during periods when insurance companies suffer significant investment losses as well as casualty losses. Consequently, it is possible that insurance markets will become more expensive and restrictive. Also, our prior casualty loss history might adversely affect our ability to procure insurance within commercially reasonable ranges. As such, we may not be able to maintain commercially reasonable levels of insurance coverage in the future, which could preclude our ability to work on many projects and increase our overall risk exposure. Our insurance providers are under no commitment to renew our existing insurance policies in the future; therefore, our ability to obtain necessary levels or kinds of insurance coverage is subject to market forces outside our control. If we were unable to obtain necessary levels of insurance, it is likely we would be unable to compete for or work on most projects.

Failure to remain in compliance with covenants under our credit agreement, service our indebtedness, or fund our other liquidity needs could adversely impact our business.

Our credit agreement and related restrictive and financial covenants are more fully described in Note 9 of "Notes to Consolidated Financial Statements." Our failure to comply with any of these covenants under the credit agreement, or to pay principal, interest or other amounts when due thereunder, would constitute an event of default under the credit agreement. Default under our credit agreement could result in (1) us no longer being entitled to borrow under the agreement; (2) termination of the agreement; (3) acceleration of the maturity of outstanding indebtedness under the agreement; and/or (4) foreclosure on any collateral securing the obligations under the agreement. If we are unable to

service our debt obligations or fund our other liquidity needs, we could be forced to curtail our operations, reorganize our capital structure (including through bankruptcy proceedings) or liquidate some or all of our assets in a manner that could cause holders of our securities to experience a partial or total loss of their investment in us.

Our inability to properly utilize our workforce could have a negative impact on our profitability.

The extent to which we utilize our workforce affects our profitability. Underutilizing our workforce could result in lower gross margins and, consequently, a decrease in short-term profitability. On the other hand, overutilization of our workforce could negatively impact safety, employee satisfaction and project execution, leading to a potential decline in future project awards. The utilization of our workforce is impacted by numerous factors, including:

- our estimate of headcount requirements and our ability to manage attrition;
- efficiency in scheduling projects and our ability to minimize downtime between project assignments; and
- productivity.

Increases and uncertainty in our health insurance costs could adversely impact our results of operations and cash flows.

The costs of employee health insurance have been increasing in recent years due to rising healthcare costs, legislative changes, and general economic conditions. Additionally, we may incur additional costs as a result of the Patient Protection and Affordable Care Act (the “Affordable Care Act”) that was signed into law in March 2010. Future legislation could also have an impact on our business, including potential healthcare reform efforts under the Trump administration, the nature and impact of which are uncertain. The status of the Affordable Care Act, any amendment, repeal or replacement thereof, is currently uncertain. For example, in December 2019, the United States Court of Appeals for the Fifth Circuit struck down a central provision of the Affordable Care Act, ruling that the requirement that people have health insurance was unconstitutional, sending the case back to a federal district judge in Texas to determine which of the law’s many parts could survive without the mandate. On March 2, 2020, the United States Supreme Court granted certiorari to review this case, and on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. The Affordable Care Act will remain in effect in its current form; however, we continue to evaluate the effect that the Affordable Care Act has on our business.

Regulatory and Legal Risks

Actual and potential claims, lawsuits and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.

We are likely to continue to be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract or property damage. In addition, we may be subject to class action lawsuits involving allegations of violations of the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. We also are, and are likely to continue to be, from time to time a plaintiff in legal proceedings against customers, in which we seek to recover payment of contractual amounts we are owed as well as claims for increased costs we incur. When appropriate, we establish provisions against possible exposures, and we adjust these provisions from time to time according to ongoing exposure. If our assumptions and estimates related to these exposures prove to be inadequate or inaccurate, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business.

We typically warrant the services we provide, guaranteeing the work performed against defects in workmanship and the material we supply. Historically, warranty claims have not been material as our customers evaluate much of the work we perform for defects shortly after work is completed. However, if warranty claims occur, we could be required to repair or replace warrantied items at our cost. In addition, in some circumstances, our customers may elect to repair or replace the warrantied item by using the services of another provider and require us to pay for the cost of the repair or replacement. Costs incurred as a result of warranty claims could adversely affect our operating results and financial condition.

Misconduct by our employees, subcontractors or partners or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one or more of our employees, directors, executive officers, subcontractors or partners could have a significant negative impact on our business and reputation. Examples of such misconduct include employee or subcontractor theft, personal misconduct and failure to comply with safety standards, laws and regulations, customer requirements, environmental laws and any other applicable laws or regulations. While we take precautions to prevent and detect these activities, such precautions may not be effective and are subject to inherent limitations, including human error and fraud. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, harm our reputation, lead to loss of the services of employees or members of management, damage our relationships with customers, reduce our revenue and profits and subject us to criminal and civil enforcement actions.

We have subsidiary operations throughout the United States and are exposed to multiple state and local regulations, as well as federal laws and requirements applicable to government contractors. Changes in law, regulations or requirements, or a material failure of any of our subsidiaries or us to comply with any of them, could increase our costs and have other negative impacts on our business.

Our 178 locations are located in 27 states, which exposes us to a variety of different state and local laws and regulations, particularly those pertaining to contractor licensing requirements. These laws and regulations govern many aspects of our business, and there are often different standards and requirements in different locations. In addition, our subsidiaries that perform work for federal government entities are subject to additional federal laws and regulatory and contractual requirements. Changes in any of these laws, or any of our subsidiaries' material failure to comply with them, can adversely impact our operations by, among other things, increasing costs, distracting management's time and attention from other items, and harming our reputation.

As government contractors, our subsidiaries are subject to a number of rules and regulations, and their contracts with government entities are subject to audit. Violations of the applicable rules and regulations could result in a subsidiary being barred from future government contracts.

Government contractors must comply with many regulations and other requirements that relate to the award, administration and performance of government contracts. A violation of these laws and regulations could result in imposition of fines and penalties, the termination of a government contract or debarment from bidding on government contracts in the future. Further, despite our decentralized nature, a violation at one of our locations could impact other locations' ability to bid on and perform government contracts. Additionally, because of our decentralized nature, we face risks in maintaining compliance with all local, state and federal government contracting requirements. Because 5.4% of our revenue for the year ended December 31, 2024 was attributable to projects in the government sector, prohibitions against bidding on future government contracts could have an adverse effect on our financial condition and results of operations.

Past and future environmental, social, governance, safety and health regulations could impose significant additional costs on us that could reduce our profits.

HVAC systems are subject to various environmental statutes and regulations, including the Clean Air Act and those regulating the production, servicing and disposal of certain ozone-depleting refrigerants used in HVAC systems. There can be no assurance that the regulatory environment in which we operate will not change significantly in the future. Various local, state and federal laws and regulations impose licensing standards on technicians who install and service HVAC systems. Additional laws, regulations and standards apply to contractors who perform work that is being funded by public money, particularly federal public funding. Our failure to comply with these laws and regulations could subject us to substantial fines, the loss of our licenses or potentially debarment from future publicly funded work. It is impossible to predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations. Additionally, industries in which our customers or potential customers operate may be affected by new or changing environmental, safety, health or other regulatory requirements, leading to decreased demand for our services and potentially impacting our business, financial condition, results of operations, cash flows and ability to grow.

Additionally, actual or perceived environmental, social and corporate governance (“ESG”) and other sustainability matters and our response to these matters could harm our business. Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. If we are unable to adequately address such ESG matters or fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

Unsatisfactory safety performance may subject us to penalties, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover.

Our projects are conducted at a variety of sites including construction sites and industrial facilities. Each location is subject to numerous safety risks, including fall risks, electrocutions, fires, explosions, mechanical failures, weather-related incidents, transportation accidents, damage to equipment and, with respect to indoor sites, an increased risk of infectious disease. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability. While we have taken what we believe are appropriate precautions to minimize safety risks and continuously focus on adopting improved safety practices, we have experienced serious accidents, including fatalities, in the past and may experience additional accidents in the future. Serious accidents may subject us to penalties, civil litigation or criminal prosecution. Claims for damages to property or persons, including claims for bodily injury or loss of life, could result in significant costs and liabilities, which could adversely affect our financial condition and results of operations. Poor safety performance could also jeopardize our relationships with our customers, negatively impact employee morale and harm our reputation.

Changes in United States trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse impact on our business and results of operations.

As a result of policy changes or shifting proposals by the U.S. government, there may be greater restrictions and economic disincentives on international trade. For example, the U.S. government has adopted an evolving approach to trade policy, including renegotiating or terminating certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods and raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other types of goods. These tariffs and other changes in U.S. trade policy have in the past and could continue to trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. If we are unable to pass the costs of such tariffs on to our customer base or otherwise mitigate such costs, or if demand for our services decreases due to the higher cost, our results of operations could be materially adversely affected. In response to Russia’s invasion of Ukraine in 2022, the United States and other countries imposed trade sanctions against Russia and Belarus, which impacted global operations and financial performance. We, our suppliers and our customers import certain raw materials, components and other products from foreign suppliers. As such, the adoption and expansion of trade restrictions such as those adopted in response to Russia’s invasion of Ukraine, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has in the past and may continue to adversely impact demand for our services, our costs, our customers, our suppliers, and the United States economy, which in turn could have an adverse effect on our business, financial condition and results of operations.

Tax matters, including changes in corporate tax laws and disagreements with taxing authorities, could impact our results of operations and financial condition.

We conduct business across the United States and file income taxes in the federal and various state jurisdictions. Significant judgment is required in our accounting for income taxes. In the ordinary course of our business, there are transactions and calculations in which the ultimate tax determination is uncertain. Changes in tax laws and regulations, in addition to changes and conflicts in related interpretations and other tax guidance, could materially impact our provision for income taxes, deferred tax assets and liabilities, and liabilities for uncertain tax positions.

Issues relating to tax audits or examinations and any related interest or penalties and uncertainty in obtaining deductions or credits claimed in various jurisdictions could also impact the accounting for income taxes. Our results of operations are reported based on our determination of the amount of taxes we owe in various tax jurisdictions, and our provision for income taxes and tax liabilities are subject to review or examination by taxing authorities in applicable tax

jurisdictions. An adverse outcome of such a review or examination could adversely affect our operating results and financial condition. Further, the results of tax examinations and audits could have a negative impact on our financial results and cash flows where the results differ from the liabilities recorded in our financial statements.

Risks Related to Our Common Stock

Our common stock, which is listed on the New York Stock Exchange, has from time to time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and our stockholders may suffer losses.

The market price of our common stock may change significantly in response to various factors and events beyond our control. A variety of events may cause the market price of our common stock to fluctuate significantly, including the following: (i) the risk factors described in this Annual Report on Form 10-K; (ii) a shortfall in operating revenue or net income from that expected by securities analysts and investors; (iii) quarterly fluctuations in our operating results; (iv) changes in securities analysts' estimates of our financial performance or that of our competitors or companies in our industry generally; (v) general conditions in our customers' industries; (vi) general conditions in the securities markets; (vii) our announcements of significant contracts, milestones and acquisitions; (viii) our relationship with other companies; (ix) our investors' view of the sectors and markets in which we operate; and (x) additions or departures of key personnel. Some companies that have volatile market prices for their securities have been subject to security class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market or otherwise, either by us, a member of management or a major stockholder, or the perception that these sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Our charter contains certain anti-takeover provisions that may inhibit or delay a change in control.

Our certificate of incorporation authorizes our Board of Directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the common stock respecting dividends and distributions and voting rights) as the Board of Directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control by means of a tender offer, merger, proxy contest or otherwise. Additionally, certain provisions of the Delaware General Corporation Law or even certain provisions of our credit agreement may also discourage takeover attempts that have not been approved by the Board of Directors.

General Risk Factors

Failure or circumvention of our disclosure controls and procedures or internal controls over financial reporting could seriously harm our financial condition, results of operations, and our business.

We plan to continue to maintain and strengthen internal controls and procedures to enhance the effectiveness of our disclosure controls and internal controls over financial reporting. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. Any failure of our disclosure controls and procedures or internal controls over financial reporting could harm our financial condition and results of operations.

Force majeure events, including natural disasters, outbreaks of infectious disease, such as COVID-19, and terrorists' actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows.

Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, as well as outbreaks of infectious disease (*e.g.*, COVID-19) and terrorist actions, could negatively impact us. We typically negotiate contract language through which we are granted certain relief from force majeure

events in private client contracts and review and attempt to mitigate force majeure events in both public and private client contracts. We remain obligated to perform our services after most extraordinary events subject to relief that may be available to us pursuant to a force majeure clause. If we are not able to react quickly to force majeure events, our operations may be affected significantly, which would have a negative impact on our financial position, results of operations, cash flows and liquidity and could also negatively affect our reputation in the marketplace.

Deliberate, malicious acts, including terrorism and sabotage, could damage our facilities, disrupt our operations or injure employees, contractors, customers or the public and result in liability to us.

Intentional acts of destruction could damage or destroy our facilities, reducing our operational production capacity and potentially requiring us to repair or replace our facilities at substantial cost. Additionally, employees, contractors and the public could suffer substantial physical injury from acts of terrorism for which we could be liable. Governmental authorities may also impose security or other requirements that could make our operations more difficult or costly. The consequences of any such actions could adversely affect our financial condition and results of operations.

We are required to assess and report on our internal controls each year. Findings of inadequate internal controls could reduce investor confidence in the reliability of our financial information.

As directed by the Sarbanes-Oxley Act, the SEC adopted rules generally requiring public companies, including us, to include in their annual reports on Form 10-K a report of management that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the independent registered public accounting firm auditing our financial statements must report on the effectiveness of our internal control over financial reporting. A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and records of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

We may discover in the future that we have deficiencies in the design and operation of our internal controls. In addition, we may acquire companies whose internal controls have design or operational deficiencies, which could impair our ability to integrate those companies into our internal control environment. If any of the deficiencies in our internal control, either by itself or in combination with other deficiencies, becomes a "material weakness" such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, we may be unable to conclude that we have effective internal control over financial reporting. In such event, investors could lose confidence in the reliability of our financial statements, which may significantly harm our business and cause our stock price to decline. In addition, the failure to maintain effective internal controls could also result in unauthorized transactions.

Changes in accounting rules and regulations could adversely affect our financial results.

Accounting rules and regulations are subject to review and interpretation by the Financial Accounting Standards Board (the "FASB"), the SEC and various other governing bodies. A change in U.S. GAAP could have a significant effect on our reported financial results. Additionally, the adoption of new or revised accounting principles could require that we make significant changes to our systems, processes and controls. We cannot predict the effect of future changes to accounting principles, which could have a significant effect on our reported financial results and/or our results of operations, cash flows and liquidity.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 1C. Cybersecurity

Risk Management and Strategy

The Company has adopted processes designed to identify, assess and manage material risks from cybersecurity threats, and the Company's full Board and management is actively involved in overseeing the risk management process. These processes include response to, and an assessment of, internal and external threats to the security, confidentiality, integrity and availability of Company data and systems, along with other material risks to Company operations. We recognize the critical importance of maintaining the trust and confidence of our customers, business partners and employees.

As part of our risk management process, the Company engages in the periodic assessment and testing of the Company's policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Board, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

The Company's cybersecurity program is focused on the following key areas:

• Departmental Collaboration: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

• Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats and are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

• Incident Response and Recovery Planning: The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company's response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

• Third-Party Risk Management: The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, potential acquisition targets and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

• Education and Awareness: The Company provides regular training for personnel regarding cybersecurity threats as a means to equip the Company's personnel with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices.

• Governance: As discussed in more detail under the heading "Governance," the Board's oversight of cybersecurity risk management is supported by members of management and relevant management committees.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, because of the inherent nature of cybersecurity threats and the evolution of such threats over time, the Company's processes, oversight and risk management cannot provide absolute assurance that a cybersecurity threat will not have a material effect on the Company in the future.

Governance

The Company has established a risk committee (the "Risk Committee") consisting of executive officers, including the Company's Chief Information Security Officer ("CISO"), that is directly responsible for the Company's risk management process. The Company's cybersecurity policies, standards, and practices are integrated into the Company's risk management process. The Board oversees information technology, data security, and cybersecurity risk management through regular reports and presentations from the CISO and other management members. The Risk Committee meets at least annually to define and improve the risk-mapping process and considers any updates at least quarterly. In addition, the Risk Committee presents comprehensive reports directly to the Board at least annually through the enterprise risk management matrix, which, as described below, is reviewed by the Audit Committee.

The Company's Audit Committee is briefed on cybersecurity risks at least once each calendar year and as necessary with respect to any material cybersecurity incidents. The Audit Committee also reviews the enterprise risk management matrix presented by the Risk Committee on an annual basis. The process of reviewing the matrix includes an overall assessment of the Company's compliance with cybersecurity policies, including topics such as risk assessment, risk management and control decisions, service provider arrangements, test results, security incidents and responses, and recommendations for changes and updates to policies and procedures.

ITEM 2. *Properties*

As of December 31, 2024, we owned 20 properties. Other than these owned properties, we lease the real property and buildings from which we operate. Our facilities are located in 27 states and consist of offices, shops and fabrication, maintenance and warehouse facilities. Generally, leases range from three to ten years and are on terms we believe to be commercially reasonable. A majority of these premises are leased from individuals or entities with whom we have no other business relationship. In certain instances, these leases are with current or former employees. To the extent we renew, enter into leases or otherwise change leases with current or former employees, we enter into such agreements on terms that reflect a fair market valuation for the properties. Leased premises range in size from approximately 1,000 square feet to 500,000 square feet. To maximize available capital, we generally intend to continue to lease our properties, but may consider further purchases of property where we believe ownership would be more economical. We believe that our facilities are sufficient for our current needs.

We lease our executive and administrative offices in Houston, Texas.

ITEM 3. *Legal Proceedings*

We are subject to certain legal and regulatory claims, including lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in our consolidated financial statements. While we cannot predict the outcome of these proceedings, in management's opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results, cash flows or financial condition, after giving effect to provisions already recorded.

In 2023, we recorded a pre-tax gain of $6.8 million from legal developments and settlements that primarily relate to disputes with customers regarding the outcome of completed projects as well as an obligation to perform subcontract work under two executed letters of intent for subsequent projects that we believed were not enforceable. The pre-tax gain of $6.8 million was recorded as an increase in gross profit of $6.6 million, a reduction in SG&A of $0.7 million, an increase in interest income of $1.3 million and an increase in the change in fair value of contingent earn-out obligations expense of $1.8 million in our Consolidated Statements of Operations.

In 2022, we recorded a net gain of $5.1 million related to legal matters that merited changes to our assessments of the related accruals in the ordinary course of our business based on information received in 2022. The largest change resulted from favorable developments related to a dispute with a customer regarding the outcome of a completed project as well as the obligation to perform subcontract work under two executed letters of intent for subsequent projects that we believed were not enforceable. The net gain of $5.1 million was recorded primarily as an increase in gross profit in our Consolidated Statements of Operations.

As of December 31, 2024, we recorded an accrual for unresolved matters, which is not material to our financial statements, based on our analysis of likely outcomes related to the respective matters; however, it is possible that the ultimate outcome and associated costs will deviate from our estimates and that, in the event of an unexpectedly adverse outcome, we may experience additional costs and expenses in future periods.

ITEM 4. ***Mine Safety Disclosures***

Not applicable.

ITEM 4A. ***Executive Officers of the Registrant***

Executive officers are appointed by our Board of Directors and hold office until their successors are elected and duly qualified. The following persons serve as executive officers of the Company.

Brian E. Lane, age 67, has served as our Chief Executive Officer and President since December 2011 and as a director since November 2010. Mr. Lane served as our President and Chief Operating Officer from March 2010 until December 2011. Mr. Lane joined the Company in October 2003 and served as Vice President and then Senior Vice President for Region One of the Company until he was named Executive Vice President and Chief Operating Officer in January 2009. Prior to joining the Company, Mr. Lane spent fifteen years at Halliburton, the global service and equipment company devoted to energy, industrial, and government customers. During his tenure at Halliburton, he held various positions in business development, strategy, and project initiatives. He departed as the Regional Director of Europe and Africa. Mr. Lane's additional experience includes serving as a Regional Director of Capstone Turbine Corporation, a distributed power manufacturer. He also was a Vice President of Kvaerner, an international engineering and construction company where he focused on the chemical industry. Mr. Lane holds a Bachelor of Science in Chemistry from the University of Notre Dame and a Master of Business Administration from Boston College.

William George, age 60, has served as our Executive Vice President and Chief Financial Officer since May 2005, was our Senior Vice President, General Counsel and Secretary from May 1998 to May 2005, and was our Vice President, General Counsel and Secretary from March 1997 to April 1998. Since October 2011, Mr. George has also served as Regional Vice President. Mr. George was a member of our founding management team in connection with our formation in 1997. From October 1995 to February 1997, Mr. George was Vice President and General Counsel of American Medical Response, Inc., a publicly-traded healthcare transportation company. From September 1992 to September 1995, Mr. George practiced corporate and antitrust law at Ropes & Gray, a Boston, Massachusetts, law firm. Mr. George holds a Bachelor of Science in Economics from Brigham Young University and a Juris Doctorate from Harvard Law School.

Trent T. McKenna, age 52, has served as Executive Vice President and Chief Operating Officer since January 2022 and was formerly Senior Vice President and Chief Operating Officer during 2021. Mr. McKenna previously served as our Senior Vice President and Vice President – Region 4 from January 2019 to December 2020; Senior Vice President, General Counsel and Secretary from August 2013 to December 2018; Vice President, General Counsel and Secretary from May 2005 to August 2013; and Associate General Counsel from August 2004 to May 2005. From February 1999 to August 2004, Mr. McKenna was a practicing attorney in the area of complex commercial litigation in the Houston, Texas, office of Akin Gump Strauss Hauer & Feld LLP, an international law firm. Mr. McKenna earned a Bachelor of Arts degree in English from Brigham Young University and his Juris Doctorate from Duke University School of Law.

Julie S. Shaeff, age 59, has served as our Senior Vice President and Chief Accounting Officer since May 2005, was our Vice President and Corporate Controller from March 2002 to May 2005, and was our Assistant Corporate Controller from September 1999 to February 2002. From 1996 to August 1999, Ms. Shaeff was Financial Accounting Manager—Corporate Controllers Group for Browning-Ferris Industries, Inc., a publicly-traded waste services company. From 1987 to 1995, she held various positions with Arthur Andersen LLP. Ms. Shaeff is a Certified Public Accountant and holds a Bachelor of Business Administration in Accounting from Texas A&M University.

Laura F. Howell, age 37, has served as Senior Vice President and General Counsel for the Company since January 2022 and formerly served as Vice President and General Counsel from January 2019 to December 2021. Previously, Ms. Howell served as the Associate General Counsel from January 2018 to December 2018 and as Senior Counsel, Corporate from November 2014 to December 2017. Prior to joining the Company, she was an associate in the

corporate department of the Houston office of Latham & Watkins, LLP from November 2013 to October 2014. From September 2012 to October 2013, Ms. Howell was an associate in the corporate department of the Silicon Valley office of Fenwick & West, LLP. Ms. Howell holds a Bachelor of Arts in Economics from Wake Forest University and a Juris Doctorate from Stanford Law School.

Terrence Reed, age 65, has served as Senior Vice President, Chief Human Resources Officer since January 2024 and formerly served as Senior Vice President of People and Leadership Development from March 2021 to December 2023. Mr. Reed joined the Company after working in various senior manufacturing and HR leadership positions in several organizations, including Koch Engineered Solutions and Buckeye Technologies. Mr. Reed is a graduate of the University of South Alabama, where he completed studies in Mechanical Engineering, and is a former US Army officer.

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our Common Stock is traded under the symbol FIX on the New York Stock Exchange.

As of February 14, 2025, there were approximately 231 stockholders of record of our Common Stock, and the last reported sale price on that date was $391.22 per share.

We expect to continue paying cash dividends quarterly, although there is no assurance as to future dividends because they depend on future earnings, capital requirements, and financial condition. In addition, our credit agreement may limit the amount of dividends we can pay at any time that our Net Leverage Ratio exceeds 2.75 to 1.00.

The following Corporate Performance Graph and related information shall not be deemed “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Comfort Systems USA, Inc., the S&P 500 Index,
the Russell 2000 Index and the S&P 400 Capital Goods Index
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
12/19
12/20
12/21
12/22
12/23
12/24
Comfort Systems USA, Inc.
S&P 500
Russell 2000
S&P 400 Capital Goods
*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2025 Russell Investment Group. All rights reserved.

As of December 31, 2024, the Company is no longer included in the Russell 2000 Index. Given that construction-specific indexes include engineering firms, general contractors, and other organizations that derive a majority of their revenue from providing professional services, we do not believe there is an industry specific index that serves as an accurate comparison to our performance. While not directly comparable, the Company believes that the S&P 400 Capital Good Index is an appropriate trade or line of business index given that the Company is included within the index and the index includes not only construction and engineering companies, but also companies that manufacture and install building products and electrical equipment. We intend to use the S&P 400 Capital Goods Index, rather than the Russell 2000 Index, for the purpose of Item 201(e) of Regulation S-K going forward. In accordance with Item 201(e) of Regulation S-K, the stock performance graph above includes the Russell 2000 Index and the S&P 400 Capital Goods Index.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

On March 29, 2007, our Board of Directors (the "Board") approved a stock repurchase program to acquire up to 1.0 million shares of our outstanding common stock. Subsequently, the Board has from time to time increased the number of shares that may be acquired under the program and approved extensions of the program. On August 7, 2024, the Board approved an extension to the program by increasing the shares authorized for repurchase by 0.4 million shares. Since the inception of the repurchase program, the Board has approved 11.4 million shares to be repurchased. As of December 31, 2024, we have repurchased a cumulative total of 10.4 million shares at an average price of $31.41 per share under the repurchase program.

The share repurchases will be made from time to time at our discretion in the open market or privately negotiated transactions, as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. The Board may modify, suspend, extend or terminate the program at any time. During the year ended December 31, 2024, we repurchased 0.2 million shares for approximately $58.3 million at an average price of $329.14 per share.

During the year ended December 31, 2024, we purchased our common shares in the following amounts at the following average prices:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31	1,500	$ 196.89	10,257,824	686,301
February 1 - February 29	—	$ —	10,257,824	686,301
March 1 - March 31	—	$ —	10,257,824	686,301
April 1 - April 30	—	$ —	10,257,824	686,301
May 1 - May 31	13,650	$ 307.97	10,271,474	672,651
June 1 - June 30	21,347	$ 311.09	10,292,821	651,304
July 1 - July 31	32,219	$ 305.13	10,325,040	619,085
August 1 - August 31	44,192	$ 315.12	10,369,232	986,319
September 1 - September 30	23,550	$ 314.55	10,392,782	962,769
October 1 - October 31	17,250	$ 388.27	10,410,032	945,519
November 1 - November 30	22,400	$ 395.39	10,432,432	923,119
December 1 - December 31	1,050	$ 428.70	10,433,482	922,069
	177,158	$ 329.14	10,433,482	922,069

(1) Purchased as part of a program announced on March 29, 2007 under which, since the inception of this program, 11.4 million shares have been approved for repurchase.

Under our stock incentive plans, employees may elect to have us withhold common shares to satisfy statutory federal, state and local tax withholding obligations arising on the vesting of restricted stock awards and exercise of options. When we withhold these shares, we are required to remit to the appropriate taxing authorities the market price of the shares withheld, which could be deemed a purchase of the common shares by us on the date of withholding.

ITEM 6. [Reserved]

ITEM 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this annual report on Form 10-K. Also see "Forward-Looking Statements" discussion.

Introduction and Overview

We are a national provider of comprehensive mechanical and electrical installation, renovation, maintenance, repair and replacement services within the mechanical and electrical services industries. We operate primarily in the commercial, industrial and institutional markets and perform most of our work in manufacturing, healthcare, education,

office, technology, retail and government facilities. We operate our business in two business segments: mechanical and electrical.

Nature and Economics of Our Business

In our mechanical business segment, customers hire us to ensure HVAC systems deliver specified or generally expected heating, cooling, conditioning and circulation of air in a facility. This entails installing core system equipment such as packaged heating and air conditioning units, or in the case of larger facilities, separate core components such as chillers, boilers, air handlers, and cooling towers. We also typically install connecting and distribution elements such as piping and ducting.

In our electrical business segment, our principal business activity is electrical construction and engineering in the commercial and industrial field. We also perform electrical logistics services and electrical service work.

In both our mechanical and electrical business segments, our responsibilities usually require conforming the systems to pre-established engineering drawings and equipment and performance specifications, which we frequently participate in establishing. Our project management responsibilities include staging equipment and materials to project sites, deploying labor to perform the work, and coordinating with other service providers on the project, including any subcontractors we might use to deliver our portion of the work.

Approximately 91.1% of our revenue is earned on a project basis for installation services in newly constructed facilities or for replacement of systems in existing facilities. When competing for project business, we usually estimate the costs we will incur on a project, and then propose a bid to the customer that includes a contract price and other performance and payment terms. Our bid price and terms are intended to cover our estimated costs on the project and provide a profit margin to us commensurate with the value of the installed system to the customer, the risk that project costs or duration will vary from estimate, the schedule on which we will be paid, the opportunities for other work that we might forego by committing capacity to this project, and other costs that we incur to support our operations but which are not specific to the project. Typically, customers will seek pricing from competitors for a given project. While the criteria on which customers select a provider vary widely and include factors such as quality, technical expertise, on-time performance, post-project support and service, and company history and financial strength, we believe that price for value is the most influential factor for most customers in choosing a mechanical or electrical installation and service provider.

After a customer accepts our bid, we generally enter into a contract with the customer that specifies what we will deliver on the project, what our related responsibilities are and how much and when we will be paid. Our overall price for the project is typically set at a fixed amount in the contract, although changes in project specifications or work conditions that result in unexpected additional work are usually subject to additional payment from the customer via what are commonly known as change orders. Project contracts typically provide for periodic billings to the customer as we meet progress milestones or incur costs on the project. Project contracts in our industry also frequently allow for a small portion of progress billings or contract price to be withheld by the customer until after we have completed the work. Amounts withheld under this practice are known as retention or retainage.

Labor, materials and overhead costs account for the majority of our cost of service. Accordingly, labor management and utilization have the most impact on our project performance. Given the fixed price nature of much of our project work, if our initial estimate of project costs is wrong or we incur cost overruns that cannot be recovered in change orders, we can experience reduced profits or even significant losses on fixed price project work. We also perform some project work on a cost-plus or a time and materials basis, under which we are paid our costs incurred plus an agreed-upon profit margin, and such projects are sometimes subject to a guaranteed maximum cost. These margins are frequently less than fixed-price contract margins because there is less risk of unrecoverable cost overruns in cost-plus or time and materials work.

As of December 31, 2024, we had 7,935 projects in process. Our average project takes six to nine months to complete, with an average contract price of approximately $1.8 million. Our projects generally require working capital funding of equipment and labor costs. Customer payments on periodic billings generally do not recover these costs until late in the job. Our average project duration, together with typical retention terms as discussed above, generally allow us to complete the realization of revenue and earnings in cash within one year. We have what we consider to be a well-diversified distribution of revenue across end-use sectors that we believe reduces our exposure to negative

developments in any given sector. Because of the integral nature of our services to most buildings, we have the legal right in almost all cases to attach liens to buildings or related funding sources when we have not been fully paid for installing systems, except with respect to some government buildings. The service work that we do, which is discussed further below, usually does not give rise to lien rights.

We also perform larger projects. Taken together, projects with contract prices of $2 million or more totaled $12.78 billion of aggregate contract value as of December 31, 2024, or approximately 89%, out of a total contract value for all projects in progress of $14.35 billion. Generally, projects closer in size to $2 million will be completed in one year or less. It is unusual for us to work on a project that exceeds two years in length.

A stratification of projects in progress as of December 31, 2024, by contract price, is as follows:

Contract Price of Project	**No. of Projects**	**Aggregate Contract Price Value (millions)**
Under $2 million	6,889	$ 1,564.7
$2 million - $10 million	726	3,236.6
$10 million - $20 million	138	1,947.4
$20 million - $40 million	114	3,253.0
Greater than $40 million	68	4,343.3
Total	7,935	$ 14,345.0

In addition to project work, approximately 8.9% of our revenue represents maintenance and repair service on already installed HVAC, electrical, and controls systems. This kind of work usually takes from a few hours to a few days to perform. Prices to the customer are based on the equipment and materials used in the service as well as technician labor time. We usually bill the customer for service work when it is complete, typically with payment terms of up to thirty days. We also provide maintenance and repair service under ongoing contracts. Under these contracts, we are paid regular monthly or quarterly amounts and provide specified service based on customer requirements. These agreements typically are for one or more years and frequently contain thirty- to sixty-day cancellation notice periods.

A relatively small portion of our revenue comes from national and regional account customers. These customers typically have multiple sites and contract with us to perform maintenance and repair service. These contracts may also provide for us to perform new or replacement systems installation. We operate a national call center to dispatch technicians to sites requiring service. We perform the majority of this work with our own employees, with the balance being subcontracted to third parties that meet our performance qualifications.

Profile and Management of Our Operations

We manage our 47 operating units based on a variety of factors. Financial measures we emphasize include profitability and use of capital as indicated by cash flow and by other measures of working capital principally involving project cost, billings and receivables. We also monitor selling, general, administrative and indirect project support expense, backlog, workforce size and mix, growth in revenue and profits, variation of actual project cost from original estimate, and overall financial performance in comparison to budget and updated forecasts. Operational factors we emphasize include project selection, estimating, pricing, safety, management and execution practices, labor utilization, training, and the make-up of both existing backlog as well as new business being pursued, in terms of project size, technical application, facility type, end-use customers and industries and location of the work.

Most of our operations compete on a local or regional basis. Attracting and retaining effective operating unit managers is an important factor in our business, particularly in view of the relative uniqueness of each market and operation, the importance of relationships with customers and other market participants, such as architects and consulting engineers, and the high degree of competition and low barriers to entry in most of our markets. Accordingly, we devote considerable attention to operating unit management quality, stability, and contingency planning, including related considerations of compensation and non-competition protection where applicable.

Economic and Industry Factors

As a mechanical and electrical services provider, we operate in the broader nonresidential construction services industry and are affected by trends in this sector. While we do not have operations in all major cities of the United States, we believe our national presence is sufficiently large that we experience trends in demand for and pricing of our services that are consistent with trends in the national nonresidential construction sector. As a result, we monitor the views of major construction sector forecasters along with macroeconomic factors they believe drive the sector, including trends in gross domestic product, interest rates, business investment, employment, demographics and the fiscal condition of federal, state and local governments.

Spending decisions for building construction, renovation and system replacement are generally made on a project basis, usually with some degree of discretion as to when and if projects proceed. With larger amounts of capital, time, and discretion involved, spending decisions are affected to a significant degree by uncertainty, particularly concerns about economic and financial conditions and trends. We have experienced periods of time when economic weakness caused a significant slowdown in decisions to proceed with installation and replacement project work.

Operating Environment and Management Emphasis

In 2020, the advent of a global pandemic led to some delays in service and construction, including delayed project starts and air pockets or pauses during 2020 and 2021. We experienced increasing demand in 2022, 2023 and 2024 and we expect that the demand environment, especially for manufacturing and technology customers, will remain at high levels leading into 2025. While the impacts from the supply chain shortages have improved, we continue to experience increased labor costs and delays in delivery of certain materials and equipment. We expect that constraints and delays in our supply chain will continue to abate in the near term; however, we anticipate that pressure on cost and availability, especially for skilled labor, will continue in 2025.

We have a credit facility in place with terms we believe are favorable that does not expire until July 2027. As of December 31, 2024, we had $770.0 million of credit available to borrow under our credit facility. We have strong surety relationships to support our bonding needs, and we believe our relationships with the surety markets are strong and benefit from our operating history and financial position. We have generated positive free cash flow in each of the last twenty-six calendar years and will continue our emphasis in this area. We believe that the relative size and strength of our Balance Sheet and surety relationships, as compared to most companies in our industry, represent competitive advantages for us.

As discussed at greater length in “Results of Operations” below, we expect price competition to continue as local and regional industry participants compete for customers. We will continue to invest in our service business, to pursue the more active sectors in our markets, and to emphasize our regional and national account business.

Critical Accounting Estimates

Management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that can have a meaningful effect on the amounts reported within our consolidated financial statements. Note 2, “Summary of Significant Accounting Policies and Estimates” of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K describes the significant accounting policies and methods used in the preparation of the Company’s consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. The Company has identified the following as its critical accounting estimates:

Revenue Recognition – The Company recognizes revenue based on the extent of progress towards completion of the performance obligation using the cost-to-cost input method of accounting, as it best depicts the transfer of assets to the customer that occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. The cost-to-cost input method of accounting is also affected by changes in job performance, job conditions, and final contract settlements. These factors may result in revisions to estimated costs and, therefore, revenue. Such revisions are frequently based on further estimates and subjective assessments. Variations from

estimated project costs could have a significant impact on our operating results, depending on project size, and the recoverability of the variation from change orders collected from customers.

*Accounting for Self-Insurance Liabilitie*s – We are substantially self-insured for workers' compensation, employer's liability, auto liability, general liability and employee group health claims, in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses are estimated and accrued based upon known facts, historical trends and industry averages. Insurance liabilities are difficult to estimate due to various required judgements, including the severity of an injury, the determination of our liability in proportion to other parties, timely reporting of occurrences, ongoing treatment or loss mitigation, general trends in litigation recovery outcomes and the effectiveness of safety and risk management programs.

Accounting for Income Taxes – Our provision for income taxes, deferred tax assets and liabilities, and liabilities for uncertain tax positions reflect management's best estimate of current and future taxes to be paid. Significant judgments and estimates are required in the determination of our income taxes, including the ability to recover our deferred tax assets based on assumptions about future taxable income. We record liabilities for uncertain tax positions when we determine whether it is more likely than not that the positions will be sustained based on their technical merits, and we recognize tax benefits that are more than 50 percent likely to be realized upon ultimate settlement with the relevant taxing authority.

Acquisitions – We recognize assets acquired and liabilities assumed in business combinations based on fair value estimates as of the date of acquisition. In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain predetermined profitability targets. We recognize liabilities for these contingent obligations based on their estimated fair value at the date of acquisition. Key assumptions used to determine the fair value of contingent obligations include, but are not limited to, future cash flows and operating income, probabilities of achieving such future cash flows and operating income and a weighted average cost of capital.

Recoverability of Goodwill and Identifiable Intangible Assets – Determining whether impairment indicators exist and estimating the fair value of the Company's goodwill reporting units and intangible assets for impairment testing requires significant judgment.

In the evaluation of goodwill for impairment, we have to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying value. If we perform a quantitative assessment, then we calculate the fair value of the reporting unit and compare the fair value with the carrying value of the reporting unit. We estimate the fair value of the reporting unit based on a market approach and an income approach, which utilizes discounted future cash flows. Assumptions critical to the fair value estimates under the discounted cash flow model include discount rates, cash flow projections, projected long-term growth rates and the determination of terminal values. Key assumptions in the market approach include multiples used to value each reporting unit.

We amortize identifiable intangible assets with finite lives over their estimated useful lives. Changes in strategy and/or market condition may result in adjustments to recorded intangible asset balances or their useful lives.

Results of Operations (in thousands, except percentages):

	Year Ended December 31,					
	2024		2023		2022	
Revenue	$ 7,027,476	100.0 %	$ 5,206,760	100.0 %	$ 4,140,364	100.0 %
Cost of services	5,551,065	79.0 %	4,216,251	81.0 %	3,398,756	82.1 %
Gross profit	1,476,411	21.0 %	990,509	19.0 %	741,608	17.9 %
Selling, general and administrative expenses	730,072	10.4 %	574,423	11.0 %	489,344	11.8 %
Gain on sale of assets	(3,030)	—	(2,302)	—	(1,585)	—
Operating income	749,369	10.7 %	418,388	8.0 %	253,849	6.1 %
Interest income	11,554	0.2 %	3,492	0.1 %	46	—
Interest expense	(6,648)	(0.1)%	(10,281)	(0.2)%	(13,352)	(0.3)%
Changes in the fair value of contingent earn-out obligations	(88,146)	(1.3)%	(23,607)	(0.5)%	(4,819)	(0.1)%
Other income	432	—	202	—	134	—
Income before income taxes	666,561	9.5 %	388,194	7.5 %	235,858	5.7 %
Provision (benefit) for income taxes	144,128		64,796		(10,089)	
Net income	$ 522,433		$ 323,398		$ 245,947	

2024 Compared to 2023

We had 44 operating locations as of December 31, 2023. In the first quarter of 2024, we split one of our operating locations into two separate operating locations. Additionally, we completed the acquisitions of Summit Industrial Construction, LLC (“Summit”) and J & S Mechanical Contractors, Inc. (“J&S”), which both report as separate operating locations. We had 47 operating locations as of December 31, 2024. Acquisitions are included in our results of operations from the respective acquisition date. The same-store comparison from 2024 to 2023, as described below, excludes Summit, which was acquired on February 1, 2024, J&S, which was acquired on February 1, 2024, nine months of results for DECCO, Inc. (“DECCO”), which was acquired on October 2, 2023, and one month of results for Eldeco, Inc (“Eldeco”), which was acquired on February 1, 2023. An operating location is included in the same-store comparison on the first day it has comparable prior year operating data, except for immaterial acquisitions that are often absorbed and integrated with existing operations.

Revenue—Revenue increased $1.82 billion, or 35.0%, to $7.03 billion in 2024 compared to 2023. The increase included a 12.1% increase related to the Summit, J&S, DECCO, and Eldeco acquisitions, as well as a 22.9% increase in revenue related to same-store activity. The same-store revenue growth was largely driven by strong market conditions, including the increase in our backlog. The increase in demand has been particularly strong in the technology sector such as data centers and chip plants.

The following table presents our operating segment revenue (in thousands, except percentages):

	Year Ended December 31,			
	2024		2023	
Revenue:				
Mechanical Segment	$ 5,527,604	78.7 %	$ 3,946,022	75.8 %
Electrical Segment	1,499,872	21.3 %	1,260,738	24.2 %
Total	$ 7,027,476	100.0 %	$ 5,206,760	100.0 %

Revenue for our mechanical segment increased $1.58 billion, or 40.1%, to $5.53 billion in 2024 compared to 2023. Of this increase, $619.8 million resulted from the acquisition of Summit, J&S, and DECCO, and $961.8 million was attributable to same-store activity. The same-store revenue increase primarily resulted from an increase in activity in the technology sector at two of our Texas operations ($321.2 million), our North Carolina operation ($147.5 million) and one of our Virginia operations ($129.4 million).

Revenue for our electrical segment increased $239.1 million, or 19.0%, to $1.50 billion in 2024 compared to 2023. The increase primarily resulted from an increase in activity in the technology sector at our Texas electrical operation ($158.0 million) and in the manufacturing sector at one of our South Carolina operations ($41.4 million).

Backlog reflects revenue still to be recognized under contracted or committed installation and replacement project work. Project work generally lasts less than one year. Service agreement revenue, service work and short duration projects, which are generally billed as performed, do not flow through backlog. Accordingly, backlog represents only a portion of our revenue for any given future period, and it represents revenue that is likely to be reflected in our operating results over the next six to twelve months. As a result, we believe the predictive value of backlog information is limited to indications of general revenue direction over the near term, and should not be interpreted as indicative of ongoing revenue performance over several quarters.

The following table presents our operating segment backlog (in thousands, except percentages):

	December 31, 2024		December 31, 2023	
Backlog:				
Mechanical Segment	$ 4,687,619	78.2 %	$ 4,027,927	78.1 %
Electrical Segment	1,306,347	21.8 %	1,129,449	21.9 %
Total	$ 5,993,966	100.0 %	$ 5,157,376	100.0 %

Backlog as of December 31, 2024 was $5.99 billion, a 5.5% increase from September 30, 2024 backlog of $5.68 billion and a 16.2% increase from December 31, 2023 backlog of $5.16 billion. The sequential backlog increase was primarily a result of increased project bookings and strong market conditions in the technology sector at one of our Texas operations ($345.8 million). The sequential backlog increase was partially offset by the completion of project work in the technology sector at our Texas electrical operation ($52.6 million). The year-over-year backlog increase included the acquisitions of Summit ($297.9 million) and J&S ($97.0 million) as well as a same-store increase of $441.6 million, or 8.6%. Same-store year-over-year backlog increased primarily due to increased project bookings in the technology sector at our Texas electrical operation ($206.3 million) and at one of our Texas operations ($183.2 million), in the healthcare sector at our Mississippi operation ($76.6 million) and in the education sector at one of our Florida operations ($74.0 million). The year-over-year backlog increase was partially offset by the completion of project work in the manufacturing sector at our North Carolina operations ($68.9 million) and in the manufacturing and technology sectors at one of our Indiana operations ($67.1 million).

Gross Profit—Gross profit increased $485.9 million, or 49.1%, to $1.48 billion in 2024 as compared to 2023. The increase included a $86.8 million, or 8.8%, increase related to the Summit, J&S, DECCO, and Eldeco acquisitions, as well as a $399.1 million, or 40.3%, increase on a same-store basis. The same-store increase in gross profit was primarily driven by both higher revenues in the current year as well as improved execution in our operations, including improvements in project execution at our Texas electrical operation ($90.8 million) and one of our South Carolina operations ($19.9 million). Two of our Texas operations achieved both higher volumes and improvements in project execution ($131.7 million). Additionally, we achieved increased volumes at one of our Virginia operations ($28.0 million), one of our Tennessee operations ($22.6 million) and our North Carolina operation ($19.8 million). As a percentage of revenue, gross profit increased from 19.0% in 2023 to 21.0% in 2024, primarily due to the factors discussed above and improvements in our electrical segment gross profit margin.

Selling, General and Administrative Expenses ("SG&A")—SG&A increased $155.6 million, or 27.1%, to $730.1 million for 2024 as compared to 2023. On a same-store basis, excluding amortization expense, SG&A increased $116.6 million, or 21.7%. The same-store increase is primarily due to higher same-store revenue and increased compensation costs ($90.7 million), largely attributable to increased headcount and increased cost of labor. Amortization expense increased $17.1 million during the period primarily as a result of the Summit, J&S and DECCO acquisitions. As a percentage of revenue, SG&A decreased from 11.0% in 2023 to 10.4% in 2024 due to leverage resulting from the increase in revenue.

We have included same-store SG&A, excluding amortization expense, because we believe it is an effective measure of comparative results of operations. However, same-store SG&A, excluding amortization, is not considered under generally accepted accounting principles to be a primary measure of an entity's financial results, and accordingly, should not be considered an alternative to SG&A as shown in our Consolidated Statements of Operations.

	Year Ended December 31,	
	2024	2023
	(in thousands)	
SG&A	$ 730,072	$ 574,423
Less: SG&A from companies acquired	(21,951)	—
Less: Amortization expense	(55,369)	(38,234)
Same-store SG&A, excluding amortization expense	$ 652,752	$ 536,189

Interest Income—Interest income increased $8.1 million, or 230.9%, in 2024 as compared to 2023. The increase in interest income is due to both an increase in our average cash balance and higher interest rates compared to the prior year.

Interest Expense—Interest expense decreased $3.6 million, or 35.3%, in 2024 as compared to 2023. The decrease in interest expense is primarily due to a decrease in our average outstanding debt balance compared to the prior year.

Changes in the Fair Value of Contingent Earn-out Obligations—The contingent earn-out obligations are measured at fair value each reporting period, and changes in estimates of fair value are recognized in earnings. Expense from changes in the fair value of contingent earn-out obligations increased $64.5 million, or 273.4%, in 2024 compared to 2023. This increase was primarily caused by higher expenses at Summit, driven by stronger actual current earnings and forecasted results. Expense or income from changes in earn-out valuations may be more volatile in future periods due to large earn-out agreements for acquisitions that closed in 2024.

Provision for Income Taxes—We conduct business throughout the United States in virtually all fifty states. Our effective tax rate changes based upon our relative profitability, or lack thereof, in the federal and various state jurisdictions with differing tax rates and rules. In addition, discrete items, such as tax law changes, judgments and legal structures can impact our effective tax rate. These items can also include the tax treatment for impairment of goodwill and other intangible assets, changes in fair value of acquisition-related assets and liabilities, uncertain tax positions, and accounting for losses associated with underperforming operations.

Our provision for income taxes for 2024 was $144.1 million with an effective tax rate of 21.6%, as compared to the provision for income taxes of $64.8 million with an effective tax rate of 16.7% for 2023. The effective rate for 2024 was slightly higher than the 21% federal statutory rate primarily due to net state income taxes (3.9%) and nondeductible expenses (1.5%), partially offset by the credit for increasing research activities (the “R&D tax credit”) (4.1%). The effective rate for 2023 was lower than the 21% federal statutory rate due to the R&D tax credit (6.3%) and an increase in the R&D tax credit for the 2022 tax year (2.8%). These R&D tax credit benefits were partially offset by net state income taxes (3.7%) and nondeductible expenses (1.5%). Refer to Note 11 in the Consolidated Financial Statements for a reconciliation of the federal statutory rate to the effective tax rates reflected in our financial statements.

2023 Compared to 2022

For a discussion of the period-to-period comparison of 2023 to 2022, please refer to “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—2023 Compared to 2022” in our Annual Report on Form 10-K for the year ended December 31, 2023.

Outlook

We experienced strong ongoing demand in 2024, although we continue to experience increased labor costs and impacts from supply chain shortages, including delays in delivery of certain materials and equipment. We are recognizing these challenges in our job planning and pricing, and we are ordering materials on an earlier timeline and seeking to collaborate with customers to share supply risks and to mitigate the effects of these challenges. We have been generally successful in maintaining productivity and in procuring needed materials despite ongoing challenges.

We have a good pipeline of opportunities and potential backlog. Considering our substantial advance bookings, we currently anticipate solid earnings in 2025. Although we are preparing for a wide range of future challenges and economic circumstances, including a potential recession, we currently expect that supportive conditions for our industry, especially for our industrial and technology customers, are likely to continue in 2025.

Liquidity and Capital Resources

	Year Ended December 31,		
	2024	2023	2022
		(in thousands)	
Cash provided by (used in):			
Operating activities	$ 849,057	$ 639,568	$ 301,531
Investing activities	(343,509)	(193,008)	(97,178)
Financing activities	(160,759)	(298,624)	(205,915)
Net increase (decrease) in cash and cash equivalents	$ 344,789	$ 147,936	$ (1,562)
Free cash flow:			
Cash provided by operating activities	$ 849,057	$ 639,568	$ 301,531
Purchases of property and equipment	(111,071)	(94,838)	(48,359)
Proceeds from sales of property and equipment	5,538	5,951	2,858
Free cash flow	$ 743,524	$ 550,681	$ 256,030

Cash Flow

Our business does not require significant amounts of investment in long-term fixed assets. The substantial majority of the capital used in our business is working capital that funds our costs of labor and installed equipment deployed in project work until our customer pays us. Customary terms in our industry allow customers to withhold a small portion of the contract price until after we have completed the work, typically for six months. Amounts withheld under this practice are known as retention or retainage. Our average project duration, together with typical retention terms, generally allow us to complete the realization of revenue and earnings in cash within one year.

2024 Compared to 2023

Cash Provided by Operating Activities—Cash flow from operations is primarily influenced by demand for our services and operating margins but can also be influenced by working capital needs associated with the various types of services that we provide. In particular, working capital needs may increase when we commence large volumes of work under circumstances where project costs, primarily associated with labor, equipment and subcontractors, are required to be paid before the receivables resulting from the work performed are billed and collected. Working capital needs are generally higher during the late winter and spring months as we prepare and plan for the increased project demand when favorable weather conditions exist in the summer and fall months. Conversely, working capital assets are typically converted to cash during the late summer and fall months as project completion is underway. These seasonal trends are sometimes offset by changes in the timing of major projects, which can be impacted by the weather, project delays or accelerations and other economic factors that may affect customer spending.

We generated $849.1 million of cash flow from operating activities during 2024 compared to $639.6 million during 2023. The $209.5 million increase in cash provided by operating activities was primarily driven by higher earnings before non-cash expenses such as amortization of intangible assets in the current year and a $366.4 million benefit from increases in accounts payable and accrued liabilities driven by the size and timing of payments, including postponement of federal tax payments. On July 22, 2024, due to Hurricane Beryl, the Internal Revenue Service announced tax relief that extended the due dates for our federal tax payments until February 3, 2025. We thus made an $80.0 million federal tax payment in the first quarter of 2025 that otherwise would have been paid in the second half of 2024. These increases were partially offset by a $317.0 million change in billings in excess of costs and deferred revenue due to more advance payments received in the prior year. We have received large advance payments in the current and prior years that will reverse when project costs are incurred, except to the extent that additional advance payments are received.

Cash Used in Investing Activities—Cash used in investing activities was $343.5 million for 2024 compared to $193.0 million during 2023. The $150.5 million increase in cash used primarily relates to an increase in cash paid (net of cash acquired) for acquisitions in the current year compared to 2023.

Cash Used in Financing Activities—Cash used in financing activities was $160.8 million for 2024 compared to $298.6 million during 2023. The $137.8 million decrease in cash used is primarily due to higher net repayments of debt

in the prior year as operating cash flows were used to pay down outstanding debt, partially offset by increased share repurchases of $36.7 million in the current year.

2023 Compared to 2022

For a discussion of the period-to-period comparison of 2023 to 2022, please refer to "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2023 Compared to 2022" in our Annual Report on Form 10-K for the year ended December 31, 2023.

Free Cash Flow

We define free cash flow as cash provided by operating activities, less customary capital expenditures, plus the proceeds from asset sales. We believe free cash flow, by encompassing both profit margins and the use of working capital over our approximately one year working capital cycle, is an effective measure of operating effectiveness and efficiency. We have included free cash flow information here for this reason, and because we are often asked about it by third parties evaluating us. However, free cash flow is not considered under generally accepted accounting principles to be a primary measure of an entity's financial results, and accordingly free cash flow should not be considered an alternative to operating income, net income, or amounts shown in our Consolidated Statements of Cash Flows as determined under generally accepted accounting principles. Free cash flow may be defined differently by other companies.

Share Repurchase Program

On March 29, 2007, our Board of Directors approved a stock repurchase program to acquire up to 1.0 million shares of our outstanding common stock. Subsequently, the Board has from time to time increased the number of shares that may be acquired under the program and approved extensions of the program. On August 7, 2024, the Board approved an extension to the program by increasing the shares authorized for repurchase by 0.4 million shares. Since the inception of the repurchase program, the Board has approved 11.4 million shares to be repurchased. As of December 31, 2024, we have repurchased a cumulative total of 10.4 million shares at an average price of $31.41 per share under the repurchase program.

The share repurchases will be made from time to time at our discretion in the open market or privately negotiated transactions as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. The Board may modify, suspend, extend or terminate the program at any time. During the year ended December 31, 2024, we repurchased 0.2 million shares for approximately $58.3 million at an average price of $329.14 per share.

Debt

Revolving Credit Facility

We have an $850.0 million senior credit facility (the "Facility") provided by a syndicate of banks, which is composed of a revolving credit line guaranteed by certain of our subsidiaries. The Facility also provides for an accordion or increase option not to exceed the greater of (a) $250 million and (b) 1.0x Credit Facility Adjusted EBITDA (as defined below), as well as a sublimit of up to $175.0 million issuable in the form of letters of credit. The Facility expires in July 2027 and is secured by a first lien on substantially all of our personal property except for assets related to projects subject to surety bonds and the equity of, and assets held by, certain unrestricted subsidiaries and our wholly owned captive insurance company, and a second lien on our assets related to projects subject to surety bonds. As of December 31, 2024, we had no outstanding borrowings on the revolving credit facility, $80.0 million in letters of credit outstanding and $770.0 million of credit available.

There are two interest rate options for borrowings under the Facility, the Base Rate Loan (as defined in the Facility) option and the Secured Overnight Financing Rate ("SOFR") Loan option. These rates are floating rates determined by the broad financial markets, meaning they can and do move up and down from time to time. Additional margins are then added to these two rates.

Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our self-funded insurance programs. We have also occasionally used letters of credit to guarantee performance under our contracts and to ensure payment to our subcontractors and vendors under those contracts. Our lenders issue such letters of credit through the Facility. A letter of credit commits the lenders to pay specified amounts to the holder of the letter of credit if the holder demonstrates that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the lenders for amounts they fund to honor the letter of credit holder's claim. Absent a claim, there is no payment or reserving of funds by us in connection with a letter of credit. However, because a claim on a letter of credit would require immediate reimbursement by us to our lenders, letters of credit are treated as a use of Facility capacity. The letter of credit fees range from 1.00% to 2.00% per annum, based on the Net Leverage Ratio.

Commitment fees are payable on the portion of the revolving loan capacity not in use for borrowings or letters of credit at any given time. These fees range from 0.15% to 0.25% per annum, based on the Net Leverage Ratio.

Interest expense included the following primary elements (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Interest expense on notes to former owners	$ 3,616	$ 1,365	$ 1,139
Interest expense on borrowings and unused commitment fees	1,434	7,507	10,955
Interest expense (income) on interest rate swaps	—	—	(332)
Interest expense on finance leases	—	—	4
Letter of credit fees	911	724	800
Amortization of debt financing costs	687	685	786
Total	$ 6,648	$ 10,281	$ 13,352

The Facility contains financial covenants defining various financial measures and the levels of these measures with which we must comply. Covenant compliance is assessed as of each quarter end.

The Facility's principal financial covenants include:

Net Leverage Ratio—The Facility requires that the ratio of (a) our Consolidated Total Indebtedness (as defined in the Facility) minus unrestricted cash and cash equivalents up to $100,000,000, to (b) our Credit Facility Adjusted EBITDA not exceed 3.50 to 1.00 as of the end of each fiscal quarter.

Interest Coverage Ratio—The Facility requires that the ratio of (a) Credit Facility Adjusted EBITDA to (b) consolidated interest expense, defined as all interest paid or accrued on indebtedness during the period excluding amortization of debt incurrence expenses, original issue discount, and mark-to-market interest expense, be at least 3.00 to 1.00. Credit Facility Adjusted EBITDA and consolidated interest expense are calculated for purposes of this covenant for the four fiscal quarters ending as of any given quarterly covenant compliance measurement date.

Other Restrictions—The Facility (a) permits unlimited acquisitions when the Company's Net Leverage Ratio is less than or equal to 3.25 to 1.00, (b) expands certain baskets for permitted indebtedness and liens, and (c) permits unlimited distributions, stock repurchases, and investments when the Net Leverage Ratio is less than or equal to 2.75 to 1.00.

While the Facility's financial covenants do not specifically govern capacity under the Facility, if our debt level under the Facility at a quarter-end covenant compliance measurement date were to cause us to violate the Facility's Net Leverage Ratio covenant, our borrowing capacity under the Facility and the favorable terms that we currently have could be negatively impacted.

We were in compliance with all of our financial covenants as of December 31, 2024.

Notes to Former Owners

As part of the consideration used to acquire eight companies, we have outstanding notes to the former owners of the acquired companies. Together, these notes had an outstanding balance of $67.6 million as of December 31, 2024.

At December 31, 2024, future principal payments of notes to former owners by maturity year are as follows (dollars in thousands):

	Balance at December 31, 2024	Range of Stated Interest Rates
2025	$ 5,968	2.3 - 2.5 %
2026	30,625	2.5 - 5.5 %
2027	26,000	5.5 %
2028	5,000	5.5 %
Total	$ 67,593	

Outlook

We have generated positive net free cash flow for the last twenty-six calendar years, much of which occurred during challenging economic and industry conditions. We also continue to have significant borrowing capacity under our credit facility, and we maintain what we feel are reasonable cash balances. We believe these factors will provide us with sufficient liquidity to fund our operations for the foreseeable future.

Other Commitments

As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our Consolidated Balance Sheets, such as obligations involving letters of credit and surety guarantees.

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. If we fail to perform under the terms of a contract or to pay subcontractors and vendors who provided goods or services under a contract, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the sureties for any expenses or outlays they incur. To date, we are not aware of any losses to our sureties in connection with bonds the sureties have posted on our behalf, and we do not expect such losses to be incurred in the foreseeable future.

Under standard terms in the surety market, sureties issue bonds on a project-by-project basis, and can decline to issue bonds at any time. Historically, approximately 10% to 20% of our business has required bonds. While we currently have strong surety relationships to support our bonding needs, future market conditions or changes in our sureties' assessment of our operating and financial risk could cause our sureties to decline to issue bonds for our work. If that were to occur, our alternatives include doing more business that does not require bonds, posting other forms of collateral for project performance, such as letters of credit or cash, and seeking bonding capacity from other sureties. We would likely also encounter concerns from customers, suppliers and other market participants as to our creditworthiness. While we believe our general operating and financial characteristics would enable us to ultimately respond effectively to an interruption in the availability of bonding capacity, such an interruption would likely cause our revenue and profits to decline in the near term.

Material Cash Requirements

Our material cash expenditures consist of normal operating expenditures, such as personnel costs, as well as the items noted in the following table. The table below summarizes current and long-term material cash requirements as of December 31, 2024, which we expect to fund primarily with operating cash flows (in thousands):

	Twelve Months Ending December 31,						
	2025	2026	2027	2028	2029	Thereafter	Total
Notes to former owners	$ 5,968	$ 30,625	$ 26,000	$ 5,000	$ —	$ —	$ 67,593
Other debt	74	72	29	22	545	—	742
Interest payable	3,314	2,485	1,038	56	3	—	6,896
Operating lease obligations	41,442	37,819	33,246	29,286	25,518	170,630	337,941
Total	$ 50,798	$ 71,001	$ 60,313	$ 34,364	$ 26,066	$ 170,630	$ 413,172

As of December 31, 2024, we have $80.0 million in letter of credit commitments, of which $56.1 million will expire in 2025 and $23.9 million will expire in 2026. The substantial majority of these letters of credit are posted with

insurers who disburse funds on our behalf in connection with our workers' compensation, auto liability and general liability insurance program. These letters of credit provide additional security to the insurers that sufficient financial resources will be available to fund claims on our behalf, many of which develop over long periods of time, should we ever encounter financial duress. Posting of letters of credit for this purpose is a common practice for entities that manage their self-insurance programs through third-party insurers as we do. While some of these letter of credit commitments expire in 2025, we expect nearly all of them, particularly those supporting our insurance programs, will be renewed annually.

As discussed in Note 11 "Income Taxes," included in our Consolidated Balance Sheet at December 31, 2024 is $30.1 million of liabilities for uncertain tax positions, or unrecognized tax benefits. We believe it is reasonably possible that a reduction of up to $5.3 million in unrecognized tax benefits could occur within the next twelve months. However, due to the uncertain and complex application of tax regulations, combined with the difficulty in predicting when tax audits may be concluded, we generally cannot make reliable estimates of the timing of cash flows related to these liabilities.

Other than the lease obligations discussed in Note 10 "Leases," we have no significant purchase or operating commitments outside of commitments to deliver equipment and provide labor in the ordinary course of performing project work.

ITEM 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We are exposed to market risk primarily related to potential adverse changes in interest rates, as discussed below. We are actively involved in monitoring exposure to market risk and continue to develop and utilize appropriate risk management techniques. We are not exposed to any other significant financial market risks, including commodity price risk, or foreign currency exchange risk from the use of derivative financial instruments. At times, we use derivative financial instruments to manage our interest rate risk.

We have exposure to changes in interest rates under our revolving credit facility. Our debt with fixed interest rates consists of notes to former owners of acquired companies and acquired notes payable.

The following table presents principal amounts (stated in thousands) and related average interest rates by year of maturity for our debt obligations at December 31, 2024:

	Twelve Months Ending December 31,						
	2025	2026	2027	2028	2029	Thereafter	Total
Fixed Rate Debt	$ 6,042	$ 30,697	$ 26,029	$ 5,022	$ 545	$ —	$ 68,335
Average Interest Rate	5.0%	5.3%	5.5%	5.5%	6.0%	—	5.4%

There were no outstanding borrowings on the revolving credit facility as of December 31, 2024 and 2023.

We measure certain assets at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. We did not recognize any impairments in the current year on those assets required to be measured at fair value on a nonrecurring basis.

The valuation of the Company's contingent earn-out payments is determined using a probability weighted discounted cash flow method. This analysis reflects the contractual terms of the purchase agreements (*e.g.*, minimum and maximum payment, length of earn-out periods, manner of calculating any amounts due, etc.) and utilizes assumptions with regard to future cash flows, probabilities of achieving such future cash flows and a discount rate.

ITEM 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Comfort Systems USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Comfort Systems USA, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from Contracts with Customers – Refer to Notes 2 and 3 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company recognizes revenue based on the extent of progress towards completion of the performance obligation. The Company generally uses a cost-to-cost input method to measure progress for its contracts, as it depicts the transfer of assets to the customer that occurs as the Company incurs costs, which include labor, materials, subcontractors' costs, other direct costs, and an allocation of indirect costs. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue, including estimated fees or profits, is recorded proportionally as costs are incurred.

The cost-to-cost input method of accounting is also affected by changes in job performance, job conditions, and final contract settlements. These factors may result in revisions to estimated costs and, therefore, revenue. Such revisions are frequently based on further estimates and subjective assessments. Variations from estimated project costs could have a significant impact on operating results, depending on project size, and the recoverability of the variation from change orders collected from customers.

Given the judgments necessary to account for the Company's contracts with customers, specifically the estimates of total costs that will be incurred at contract completion, which are complex and subject to many variables, auditing the corresponding balances and related accounting estimates required extensive audit effort due to the complexity of these estimates, and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to management's estimates and judgments included within the Company's estimated total costs at completion for its contracts with customers included the following, among others:

- We tested the operating effectiveness of controls over the recognition of revenue, including those over the determination of estimated total costs at contract completion (including the estimated progress toward completion).
- We evaluated quarter over quarter changes in contract profit estimates for a selection of contracts by obtaining explanations from Company's management regarding the timing and amount of the changes in estimates and corroborating these inquiries by inspecting documents, including management work plans, customer communications, change orders, vendor invoices, and supplier or subcontractor communications.
- We developed an independent expectation of recorded revenue at certain operating units using analytical procedures to incorporate relevant current and historical information and compared our expectations to the recorded revenue for the operating unit.
- For a sample of contracts with customers, we performed the following:
    - Evaluated the reasonableness of management's estimates of total costs and profit at contract completion by:
        - Evaluating management's estimate of total costs at contract completion by performing corroborating inquiries with the Company's project managers and personnel involved with the contracts, and comparing the estimates to management's work plans, suppliers' contracts, subcontract agreements, third-party invoices from suppliers, historical actual results, and/or engineering specifications.
        - Evaluating management's ability to accurately estimate total costs and profits at contract completion by analyzing the comparison of actual costs and profits for completed projects or current year estimated costs of completion to prior year management's estimates.
        - Evaluating changes in estimates of total costs at project completion by obtaining evidence regarding timing and amounts supporting these changes in estimates such as approved change order documents, communications with the customer, subcontract agreements and related amendments, and recent actual costs.

/s/ Deloitte & Touche LLP

Houston, Texas
February 20, 2025

We have served as the Company's auditor since 2021.

COMFORT SYSTEMS USA, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Amounts)

	December 31, 2024	December 31, 2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 549,939	$ 205,150
Billed accounts receivable, less allowance for credit losses of $15,286 and $11,926, respectively	1,861,212	1,318,926
Unbilled accounts receivable, less allowance for credit losses of $1,475 and $850, respectively	95,786	72,774
Other receivables, less allowance for credit losses of $553 and $522, respectively	86,186	166,319
Inventories	59,224	65,538
Prepaid expenses and other	46,213	54,309
Costs and estimated earnings in excess of billings, less allowance for credit losses of $271 and $79, respectively	91,681	28,084
Total current assets	2,790,241	1,911,100
PROPERTY AND EQUIPMENT, NET	277,180	208,568
LEASE RIGHT-OF-USE ASSET	229,106	205,712
GOODWILL	875,270	666,834
IDENTIFIABLE INTANGIBLE ASSETS, NET	434,417	280,397
DEFERRED TAX ASSETS	85,441	17,723
OTHER NONCURRENT ASSETS	19,433	15,245
Total assets	$ 4,711,088	$ 3,305,579
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 6,042	$ 4,867
Accounts payable	654,943	419,962
Accrued compensation and benefits	228,622	169,136
Billings in excess of costs and estimated earnings and deferred revenue	1,149,257	909,538
Accrued self-insurance	42,315	27,774
Other current liabilities	501,591	189,928
Total current liabilities	2,582,770	1,721,205
LONG-TERM DEBT	62,293	39,345
LEASE LIABILITIES	212,107	188,136
DEFERRED TAX LIABILITIES	2,225	1,120
OTHER LONG-TERM LIABILITIES	147,017	77,944
Total liabilities	3,006,412	2,027,750
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par, 102,969,912 shares authorized, 41,123,365 and 41,123,365 shares issued, respectively	411	411
Treasury stock, at cost, 5,562,453 and 5,438,625 shares, respectively	(273,799)	(209,807)
Additional paid-in capital	350,734	339,562
Retained earnings	1,627,330	1,147,663
Total stockholders' equity	1,704,676	1,277,829
Total liabilities and stockholders' equity	$ 4,711,088	$ 3,305,579

The accompanying notes are an integral part of these consolidated financial statements.

COMFORT SYSTEMS USA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Data)

	Year Ended December 31,		
	2024	2023	2022
REVENUE	$ 7,027,476	$ 5,206,760	$ 4,140,364
COST OF SERVICES	5,551,065	4,216,251	3,398,756
Gross profit	1,476,411	990,509	741,608
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	730,072	574,423	489,344
GAIN ON SALE OF ASSETS	(3,030)	(2,302)	(1,585)
Operating income	749,369	418,388	253,849
OTHER INCOME (EXPENSE):			
Interest income	11,554	3,492	46
Interest expense	(6,648)	(10,281)	(13,352)
Changes in the fair value of contingent earn-out obligations	(88,146)	(23,607)	(4,819)
Other	432	202	134
Other income (expense)	(82,808)	(30,194)	(17,991)
INCOME BEFORE INCOME TAXES	666,561	388,194	235,858
PROVISION (BENEFIT) FOR INCOME TAXES	144,128	64,796	(10,089)
NET INCOME	$ 522,433	$ 323,398	$ 245,947
INCOME PER SHARE:			
Basic	$ 14.64	$ 9.03	$ 6.84
Diluted	$ 14.60	$ 9.01	$ 6.82
SHARES USED IN COMPUTING INCOME PER SHARE:			
Basic	35,689	35,802	35,932
Diluted	35,775	35,895	36,046

The accompanying notes are an integral part of these consolidated financial statements.

COMFORT SYSTEMS USA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In Thousands, Except Share Amounts)

	Common Stock		Treasury Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
BALANCE AT DECEMBER 31, 2021	41,123,365	$ 411	(5,032,311)	$ (150,580)	$ 327,061	$ 628,774	$ 805,666
Net income	—	—	—	—	—	245,947	245,947
Issuance of Stock:							
Issuance of shares for options exercised	—	—	34,187	1,174	(88)	—	1,086
Issuance of restricted stock & performance stock	—	—	113,955	3,657	(113)	—	3,544
Shares received in lieu of tax withholding on vested stock	—	—	(36,006)	(3,247)	—	—	(3,247)
Stock-based compensation	—	—	—	—	5,220	—	5,220
Dividends ($0.56 per share)	—	—	—	—	—	(20,077)	(20,077)
Share repurchase	—	—	(442,049)	(38,216)	—	—	(38,216)
BALANCE AT DECEMBER 31, 2022	41,123,365	$ 411	(5,362,224)	$ (187,212)	$ 332,080	$ 854,644	$ 999,923
Net income	—	—	—	—	—	323,398	323,398
Issuance of Stock:							
Issuance of shares for options exercised	—	—	1,000	36	(18)	—	18
Issuance of restricted stock & performance stock	—	—	94,729	3,398	1,117	—	4,515
Shares received in lieu of tax withholding on vested stock	—	—	(32,652)	(4,725)	—	—	(4,725)
Stock-based compensation	—	—	—	—	6,383	—	6,383
Dividends ($0.85 per share)	—	—	—	—	—	(30,379)	(30,379)
Share repurchase	—	—	(139,478)	(21,304)	—	—	(21,304)
BALANCE AT DECEMBER 31, 2023	41,123,365	$ 411	(5,438,625)	$ (209,807)	$ 339,562	$ 1,147,663	$ 1,277,829
Net income	—	—	—	—	—	522,433	522,433
Issuance of Stock:							
Issuance of shares for options exercised	—	—	5,369	248	(64)	—	184
Issuance of restricted stock & performance stock	—	—	74,129	2,982	2,371	—	5,353
Shares received in lieu of tax withholding on vested stock	—	—	(26,168)	(8,915)	—	—	(8,915)
Stock-based compensation	—	—	—	—	8,865	—	8,865
Dividends ($1.20 per share)	—	—	—	—	—	(42,766)	(42,766)
Share repurchase	—	—	(177,158)	(58,307)	—	—	(58,307)
BALANCE AT DECEMBER 31, 2024	41,123,365	$ 411	(5,562,453)	$ (273,799)	$ 350,734	$ 1,627,330	$ 1,704,676

The accompanying notes are an integral part of these consolidated financial statements.

COMFORT SYSTEMS USA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 522,433	$ 323,398	$ 245,947
Adjustments to reconcile net income to net cash provided by operating activities—			
Amortization of identifiable intangible assets	97,266	43,404	47,795
Depreciation expense	48,219	38,162	33,552
Change in right-of-use assets	30,950	25,964	21,557
Bad debt expense	6,952	4,944	2,670
Deferred tax provision (benefit)	(66,613)	95,296	(94,505)
Amortization of debt financing costs	687	685	786
Gain on sale of assets	(3,030)	(2,302)	(1,585)
Changes in the fair value of contingent earn-out obligations	88,146	23,607	4,819
Stock-based compensation	16,646	12,939	10,532
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures—			
(Increase) decrease in—			
Receivables, net	(333,233)	(381,555)	(223,178)
Inventories	6,544	(29,688)	(13,495)
Prepaid expenses and other current assets	(7,868)	(11,137)	(26,238)
Costs and estimated earnings in excess of billings and unbilled accounts receivable	(82,081)	7,350	(9,643)
Other noncurrent assets	(2,220)	(152)	(995)
Increase (decrease) in—			
Accounts payable and other current liabilities	502,888	136,467	93,110
Billings in excess of costs and estimated earnings and deferred revenue	32,173	349,166	226,019
Other long-term liabilities	(8,802)	3,020	(15,617)
Net cash provided by operating activities	849,057	639,568	301,531
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(111,071)	(94,838)	(48,359)
Proceeds from sales of property and equipment	5,538	5,951	2,858
Cash paid for acquisitions, net of cash acquired	(235,466)	(102,261)	(49,217)
Payments for investments	(2,510)	(1,860)	(2,460)
Net cash used in investing activities	(343,509)	(193,008)	(97,178)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit facility	182,000	285,000	555,000
Payments on revolving credit facility	(182,000)	(500,000)	(560,000)
Payments on term loan	—	—	(120,000)
Proceeds from other debt	640	—	—
Payments on other debt	(26,576)	(12,033)	(12,256)
Payments on finance lease liabilities	—	—	(899)
Debt financing costs	—	—	(2,297)
Payments of dividends to stockholders	(42,766)	(30,379)	(20,077)
Share repurchases	(57,912)	(21,184)	(38,216)
Shares received in lieu of tax withholding	(8,915)	(4,725)	(3,247)
Proceeds from exercise of options	184	18	1,086
Deferred acquisition payments	(50)	—	(50)
Payments for contingent consideration arrangements	(25,364)	(15,321)	(4,959)
Net cash used in financing activities	(160,759)	(298,624)	(205,915)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	344,789	147,936	(1,562)
CASH AND CASH EQUIVALENTS, beginning of period	205,150	57,214	58,776
CASH AND CASH EQUIVALENTS, end of period	$ 549,939	$ 205,150	$ 57,214

The accompanying notes are an integral part of these consolidated financial statements.

1. Business and Organization

Comfort Systems USA, Inc., a Delaware corporation, provides comprehensive mechanical and electrical contracting services, which principally includes heating, ventilation and air conditioning ("HVAC"), plumbing, electrical, piping and controls, as well as off-site construction, monitoring and fire protection. We build, install, maintain, repair and replace mechanical, electrical and plumbing ("MEP") systems throughout the United States. Approximately 56.7% of our consolidated 2024 revenue is attributable to installation of systems in newly constructed facilities, with the remaining 43.3% attributable to renovation, expansion, maintenance, repair and replacement services in existing buildings. The terms "Comfort Systems," "we," "us," or the "Company," refer to Comfort Systems USA, Inc. or Comfort Systems USA, Inc. and its consolidated subsidiaries, as appropriate in the context.

2. Summary of Significant Accounting Policies and Estimates

Principles of Consolidation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include our accounts and those of our subsidiaries in which we have a controlling interest. All intercompany accounts and transactions have been eliminated. Certain amounts in prior periods have been reclassified to conform to the current period presentation. The effects of the reclassification were not material to the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, revenue and expenses and disclosures regarding contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimates used in our financial statements affect revenue and cost recognition for construction contracts, self-insurance accruals, accounting for income taxes, fair value accounting for acquisitions and the quantification of fair value for reporting units in connection with our goodwill impairment testing.

Cash Flow Information

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash paid (in thousands) for:

	Year Ended December 31,		
	2024	2023	2022
Interest	$ 6,428	$ 9,862	$ 12,915
Income taxes, net of refunds	$ 102,819	$ 100,254	$ 44,296

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." This standard requires entities to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief decision maker and included within each reported measure of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this standard beginning with our 2024

annual reporting and applied the requirements of the standard retrospectively to all periods presented. There was no impact of adoption on our consolidated financial position, results of operations or cash flow, but our disclosure in Note 16, "Segment Information" has been updated to conform with the requirements of ASU 2023-07.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." This standard requires entities to disclose more detailed information in the reconciliation of their statutory tax rate to their effective tax rate. The standard also requires entities to make additional disclosures on income taxes paid as well as on certain income statement-related disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. This standard will not have an impact on our consolidated financial position, results of operations or cash flows, but will affect our financial statement disclosures as discussed above.

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." The standard requires entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items in the notes to the financial statements. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact ASU 2024-03 will have on our disclosures; however, the standard will not have an impact on our consolidated financial position, results of operation or cash flow.

Revenue Recognition

We recognize revenue over time for all of our services as we perform them because (i) control continuously transfers to that customer as work progresses, and (ii) we have the right to bill the customer as costs are incurred. The customer typically controls the work in process, as evidenced either by contractual termination clauses or by our rights to payment for work performed to date, plus a reasonable profit, for delivery of products or services that do not have an alternative use to the Company.

For the reasons listed above, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We generally use a cost-to-cost input method to measure our progress towards satisfaction of the performance obligation for our contracts, as it best depicts the transfer of assets to the customer that occurs as we incur costs on our contracts. Under the cost-to-cost input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue, including estimated fees or profits, is recorded proportionally as costs are incurred. Costs to fulfill include labor, materials, subcontractors' costs, other direct costs and an allocation of indirect costs.

For a small portion of our business in which our services are delivered in the form of service maintenance agreements for existing systems to be repaired and maintained, as opposed to constructed, our performance obligation is to maintain the customer's mechanical system for a specific period of time. As with construction jobs, we recognize revenue over time; however, for service maintenance agreements in which the full cost to provide services may not be known, we generally use an input method to recognize revenue, which is based on the amount of time we have provided our services out of the total time we have been contracted to perform those services. Our revenue recognition policy is further discussed in Note 3 "Revenue from Contracts with Customers."

Accounts Receivable and Allowance for Credit Losses

We are required to estimate and record the expected credit losses over the contractual life of our financial assets measured at amortized cost, including billed and unbilled accounts receivable, other receivables and contract assets. Accounts receivable include amounts from work completed in which we have billed or have an unconditional right to bill our customers. Our trade receivables are contractually due in less than a year.

We estimate our credit losses using a loss-rate method for each of our identified portfolio segments. Our portfolio segments are construction, service and other. While our construction and service financial assets are often with the same subset of customers and industries, our construction financial assets will generally have a lower loss-rate than

service financial assets due to lien rights, which we are more likely to have on construction jobs. These lien rights result in lower credit loss expenses on average compared to receivables that do not have lien rights. Financial assets classified as "other" include receivables that are not related to our core revenue producing activities, such as receivables related to our acquisition activity from former owners, our vendor rebate program or receivables for estimated losses in excess of our insurance deductible, which are accrued with a corresponding accrued insurance liability.

Loss rates for our portfolios are based on numerous factors, including our history of credit loss expense by portfolio, the financial strength of our customers and counterparties in each portfolio, the aging of our receivables, our expectation of likelihood of payment, macroeconomic trends in the U.S. and the current and forecasted nonresidential construction market trends in the U.S.

In addition to the loss-rate calculations discussed above, we also record allowance for credit losses for specific receivables that are deemed to have a higher risk profile than the rest of the respective pool of receivables (*e.g.*, when we hold concerns about a specific customer going bankrupt and no longer being able to pay the receivables due to us).

Activity in our allowance for credit losses consisted of the following (in thousands):

	Year Ended December 31, 2024				Year Ended December 31, 2023			
	Service	Construction	Other	Total	Service	Construction	Other	Total
Balance at beginning of year	$ 5,700	$ 7,600	$ 77	$ 13,377	$ 5,245	$ 6,931	$ 65	$ 12,241
Bad debt expense	4,190	2,731	31	6,952	2,113	2,819	12	4,944
Deductions for uncollectible receivables written off, net of recoveries	(2,273)	(596)	—	(2,869)	(1,658)	(2,355)	—	(4,013)
Credit allowance of acquired receivables on the acquisition date	—	125	—	125	—	205	—	205
Balance at end of period	$ 7,617	$ 9,860	$ 108	$ 17,585	$ 5,700	$ 7,600	$ 77	$ 13,377

Unbilled Accounts Receivable

Unbilled accounts receivable are amounts due to us that we have earned under a contract where our right to payment is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of the consideration is due. These items are expected to be billed and collected in the normal course of business. Other unbilled receivables where payment is subject to factors beyond just the passage of time are included in contract assets.

Inventories

Inventories consist of parts and supplies that we purchase and hold for use in the ordinary course of business and are stated at the lower of cost or net realizable value using the average-cost method.

Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the expected life of the lease or the estimated useful life of the asset.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated over the remaining useful life of the equipment. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in "Gain on Sale of Assets" in the Consolidated Statements of Operations.

Recoverability of Goodwill and Identifiable Intangible Assets

Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred.

When the carrying value of a given reporting unit exceeds its fair value, a goodwill impairment loss is recorded for this difference, not to exceed the carrying amount of goodwill. The requirements for assessing whether goodwill has been impaired involve market-based information. This information, and its use in assessing goodwill, entails some degree of subjective assessment.

We perform our annual impairment testing as of October 1, and any impairment charges resulting from this process are reported in the fourth quarter. We segregate our operations into reporting units based on the degree of operating and financial independence of each unit and our related management of them. We perform our annual goodwill impairment testing at the reporting unit level. We perform a goodwill impairment review for each of our operating units, as we have determined that each of our operating units are reporting units.

In the evaluation of goodwill for impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying value. If, after completing such assessment, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. If we conclude otherwise, or if we elect to perform a quantitative assessment, then we calculate the fair value of the reporting unit and compare the fair value with the carrying value of the reporting unit.

We estimate the fair value of the reporting unit based on a market approach and an income approach, which utilizes discounted future cash flows. Assumptions critical to the fair value estimates under the discounted cash flow model include discount rates, cash flow projections, projected long-term growth rates and the determination of terminal values. The market approach utilizes market multiples of invested capital from comparable publicly traded companies ("public company approach"). The market multiples from invested capital include revenue, book equity plus debt and earnings before interest, provision for income taxes, depreciation and amortization ("EBITDA").

We amortize identifiable intangible assets with finite lives over their useful lives. Changes in strategy and/or market condition may result in adjustments to recorded intangible asset balances or their useful lives.

Long-Lived Assets

Long-lived assets are comprised principally of identifiable intangible assets, property and equipment, lease right-of-use assets and deferred tax assets. We periodically evaluate whether events and circumstances have occurred that indicate that the remaining balances of these assets may not be recoverable. We use estimates of future undiscounted cash flows, as well as other economic and business factors, to assess the recoverability of these assets.

Acquisitions

We recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities, based on fair value estimates as of the date of acquisition.

Contingent Consideration—In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain predetermined profitability targets. We have recognized liabilities for these contingent obligations based on their estimated fair value at the date of acquisition with any differences between the acquisition date fair value and the ultimate settlement of the obligations being recognized in income in the period of the change.

Contingent Assets and Liabilities—Assets and liabilities arising from contingencies are recognized at their acquisition date fair value when their respective fair values are determinable. Acquisition date fair value estimates are revised as necessary if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed.

Self-Insurance Liabilities

We are substantially self-insured for workers' compensation, employer's liability, auto liability, general liability and employee group health claims, in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses are estimated and accrued based upon known facts, historical trends and industry averages. Estimated losses in excess of our deductible, which have not already been paid, are included in our accrual

with a corresponding receivable from our insurance carrier. Loss estimates associated with the larger and longer-developing risks, such as workers' compensation, auto liability and general liability, are reviewed by a third-party actuary quarterly. Our self-insurance arrangements are further discussed in Note 13 "Commitments and Contingencies."

Warranty Costs

We typically warrant labor for the first year after installation on new MEP systems that we build and install, and we pass through to the customer manufacturers' warranties on equipment. We generally warrant labor for thirty days after servicing existing MEP systems. A reserve for warranty costs is estimated and recorded based upon the historical level of warranty claims and management's estimate of future costs.

Income Taxes

We conduct business throughout the United States in virtually all fifty states. Our effective tax rate changes based upon our relative profitability, or lack thereof, in the federal and various state jurisdictions with differing tax rates and rules. In addition, discrete items such as tax law changes, judgments and legal structures, can impact our effective tax rate. These items can also include the tax treatment for impairment of goodwill and other intangible assets, changes in fair value of acquisition-related assets and liabilities, uncertain tax positions, and accounting for losses associated with underperforming operations.

Income taxes are provided for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior carryback years and tax planning strategies. Management's judgment is required in considering the relative weight of negative and positive evidence.

We record uncertain tax positions based on a two-step process in which (i) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the relevant taxing authority.

To the extent interest and penalties may be assessed by taxing authorities on any underpayment of income taxes, such amounts are accrued and classified as a component in the provision for income taxes in our Consolidated Statements of Operations.

Concentrations of Credit Risk

We provide services in a broad range of geographic regions. Our credit risk primarily consists of receivables from a variety of customers, including general contractors, property owners and developers, and commercial and industrial companies. We are subject to potential credit risk related to changes in business and economic factors throughout the United States within the nonresidential construction industry. However, we are entitled to payment for work performed and have certain lien rights related to that work. Further, we believe that our contract acceptance, billing and collection policies are adequate to manage potential credit risk. We regularly review our accounts receivable and estimate an allowance for credit losses. We have a diverse customer base, with our top customer representing 13.3% of consolidated 2024 revenue and 17.7% of total receivables as of December 31, 2024.

Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, other receivables, accounts payable and life insurance policies, for which we deem the carrying values approximate their fair values due to the short-term nature of these instruments, as well as notes to former owners and a revolving credit facility.

Investments

We have a $6.8 million investment in a construction-focused technology fund with a fair value that is not readily determinable and is recorded at cost. This investment is included in "Other Noncurrent Assets" in our Consolidated Balance Sheet and is reviewed quarterly for impairment. We did not recognize any impairments in the current year related to this investment.

3. Revenue from Contracts with Customers

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Sales-based taxes are excluded from revenue.

We provide mechanical and electrical contracting services. Our mechanical segment principally includes HVAC, plumbing, piping and controls, as well as off-site construction, monitoring and fire protection. Our electrical segment includes installation and servicing of electrical systems. We build, install, maintain, repair and replace products and systems throughout the United States. All of our revenue is recognized over time as we deliver goods and services to our customers. Revenue can be earned based on an agreed-upon fixed price or based on actual costs incurred, marked up at an agreed-upon percentage.

For fixed price agreements, we use the cost-to-cost input method of accounting under which contract revenue recognizable at any time during the life of a contract is determined by multiplying expected total contract revenue by the percentage of contract costs incurred at any time to total estimated contract costs. More specifically, as part of the negotiation and bidding process to obtain installation contracts, we estimate our contract costs, which include all direct materials, labor and subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. These contract costs are included in our results of operations under the caption "Cost of Services." Then, as we perform under those contracts, we measure costs incurred, compare them to total estimated costs to complete the contract and recognize a corresponding proportion of contract revenue. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as the work is performed. Non-labor project costs consist of purchased equipment, prefabricated materials and other materials. Purchased equipment on our projects is substantially produced to job specifications, normally installed shortly after receipt and is a value-added element to our work. Prefabricated materials, such as ductwork and piping, are generally made at our shops and recognized as contract costs when fabricated for the unique specifications of the job. Other materials costs are generally recorded when delivered to the work site. This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments and judgments.

We account for a contract when: (i) it has approval and commitment from both parties, (ii) the rights of the parties are identified, (iii) payment terms are identified, (iv) the contract has commercial substance, and (v) collectability of consideration is probable. We consider the start of a project to be when the above criteria have been met and we either have written authorization from the customer to proceed or an executed contract.

Selling, marketing and estimation costs incurred in relation to selling contracts are expensed as incurred. On rare occasions, we may incur significant expenses related to selling a contract that we only incurred because we sold that contract. If this occurs, we capitalize that cost and amortize it on a completion percentage basis over the life of the contract. We do not currently have any capitalized selling, marketing, or estimation costs in our Consolidated Balance Sheet and did not incur any impairment loss on such costs in the current year.

We generally do not incur significant incremental costs related to obtaining or fulfilling a contract prior to the start of a project. On rare occasions, when significant pre-contract costs are incurred, they are capitalized and amortized over the life of the contract using a cost-to-cost input method to measure progress towards contract completion. We do

not currently have any capitalized obtainment or fulfillment costs in our Consolidated Balance Sheet and have not incurred any impairment loss on such costs in the current year.

Project contracts typically provide for a schedule of billings or invoices to the customer based on our job-to-date completion percentage of specific tasks inherent in the fulfillment of our performance obligation(s). The schedules for such billings usually do not precisely match the schedule on which costs are incurred. As a result, contract revenue recognized in our Consolidated Statement of Operations can, and usually does, differ from amounts that can be billed or invoiced to the customer at any point during the contract. Amounts by which cumulative contract revenue recognized on a contract as of a given date exceed cumulative billings and unbilled receivables to the customer under the contract are reflected as a current asset in our Consolidated Balance Sheet under the caption "Costs and Estimated Earnings in Excess of Billings." Amounts by which cumulative billings to the customer under a contract as of a given date exceed cumulative contract revenue recognized on the contract are reflected as a current liability in our Consolidated Balance Sheet under the caption "Billings in Excess of Costs and Estimated Earnings and Deferred Revenue."

Accounts receivable include amounts billed to customers under retention or retainage provisions in construction contracts. Such provisions are standard in our industry and usually allow for a small portion of progress billings or the contract price to be withheld by the customer until after we have completed work on the project, typically for a period of six months. Based on our experience with similar contracts in recent years, the majority of our billings for such retention balances at each Balance Sheet date are finalized and collected within the subsequent year. Retention balances at December 31, 2024 and 2023 were $329.2 million and $245.0 million, respectively, and are included in accounts receivable.

Accounts payable at December 31, 2024 and 2023 included $50.9 million and $32.9 million of retainage under terms of contracts with subcontractors, respectively. The majority of the retention balances at each Balance Sheet date are finalized and paid within the subsequent year.

The cost-to-cost input method of accounting is also affected by changes in job performance, job conditions, and final contract settlements. These factors may result in revisions to estimated costs and, therefore, revenue. Such revisions are frequently based on further estimates and subjective assessments. The effects of these revisions are recognized in the period in which revisions are determined. When such revisions lead to a conclusion that a loss will be recognized on a contract, the full amount of the estimated ultimate loss is recognized in the period such conclusion is reached, regardless of the completion percentage of the contract.

Revisions to project costs and conditions can give rise to change orders under which there is an agreement between the customer and us that the customer pays an additional or reduced contract price. Revisions can also result in claims we might make against the customer to recover project variances that have not been satisfactorily addressed through change orders with the customer. The amount of revenue associated with unapproved change orders and claims was immaterial for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

Variations from estimated project costs could have a significant impact on our operating results, depending on project size, and the recoverability of the variation from change orders collected from customers.

We typically invoice our customers with payment terms of net due in 30 days. It is common in the construction industry for a contract to specify more lenient payment terms allowing the customer 45 to 60 days to make their payment. It is also common for a contract in the construction industry to specify that a general contractor is not required to submit payments to a subcontractor until it has received those funds from the owner or funding source. In most instances, we receive payment of our invoices within between 30 to 90 days of the date of the invoice.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one performance obligation and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment and the decision to combine a group of contracts or separate the combined or single contract into multiple performance

obligations could change the amount of revenue and profit recorded in a given period. For most of our contracts, the customer contracts with us to provide a significant service of integrating a complex set of tasks and components into a single project or capability (even if that single project results in the delivery of multiple units). Hence, the entire contract is accounted for as one performance obligation. Less commonly, however, we may promise to provide distinct goods or services within a contract, in which case we separate the contract into more than one performance obligation. If a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. We infrequently sell standard products with observable standalone sales. In such cases, the observable standalone sales are used to determine the standalone selling price. More frequently, we sell a customized, customer-specific solution, and, in these cases, we typically use the expected cost plus a margin approach to estimate the standalone selling price of each performance obligation.

We recognize revenue over time for all of our services as we perform them because (i) control continuously transfers to the customer as work progresses, and (ii) we have the right to bill the customer as costs are incurred. The customer typically controls the work in process, as evidenced either by contractual termination clauses or by our rights to payment for work performed to date plus a reasonable profit to deliver products or services that do not have an alternative use to the Company.

Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue and cost at completion (the process described below in more detail) is complex, subject to many variables and requires significant judgment. The consideration to which we are entitled on our long-term contracts may include both fixed and variable amounts. Variable amounts can either increase or decrease the transaction price. A common example of variable amounts that can either increase or decrease contract value are pending change orders that represent contract modifications for which a change in scope has been authorized or acknowledged by our customer, but the final adjustment to contract price is yet to be negotiated. Other examples of positive variable revenue include amounts awarded upon achievement of certain performance metrics, program milestones or cost of completion date targets and can be based upon customer discretion. Variable amounts can result in a deduction from contract revenue if we fail to meet stated performance requirements, such as complying with the construction schedule.

We include estimated amounts of variable consideration in the contract price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the contract price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. We reassess the amount of variable consideration each accounting period until the uncertainty associated with the variable consideration is resolved. Changes in the assessed amount of variable consideration are accounted for prospectively as a cumulative adjustment to revenue recognized in the current period.

Contracts are often modified to account for changes in contract specifications and requirements. We consider contract modifications to exist when the modification either creates new, or changes the existing, enforceable rights and obligations. Most of our contract modifications are for goods or services that are not distinct from the existing performance obligation(s). The effect of a contract modification on the transaction price, and our measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catch-up basis.

We have a Company-wide policy requiring periodic review of the Estimate at Completion in which management reviews the progress and execution of our performance obligations and estimated remaining obligations. As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities and the related changes in estimates of revenue and costs. The risks and opportunities include management's judgment about the ability and cost to achieve the schedule (*e.g.*, the number and type of milestone events), technical requirements (*e.g.*, a newly developed product versus a mature product) and other contract requirements. Management must make assumptions and estimates regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, the length of time to complete the performance obligation (*e.g.*, to estimate increases in wages and prices for materials and related support cost allocations), execution by our subcontractors, the availability and timing of funding from our customer, and overhead cost rates, among other variables.

Based on this analysis, any adjustments to revenue, cost of services, and the related impact to operating income are recognized as necessary in the quarter when they become known. These adjustments may result from positive program performance if we determine we will be successful in mitigating risks surrounding the technical, schedule and cost aspects of those performance obligations or realizing related opportunities and may result in an increase in operating income during the performance of individual performance obligations. Likewise, if we determine we will not be successful in mitigating these risks or realizing related opportunities, these adjustments may result in a decrease in operating income. Changes in estimates of revenue, cost of services and the related impact to operating income are recognized quarterly on a cumulative catch-up basis, meaning we recognize in the current period the cumulative effect of the changes on current and prior periods based on our progress towards complete satisfaction of a performance obligation. A significant change in one or more of these estimates could affect the profitability of one or more of our performance obligations. For projects in which estimates of total costs to be incurred on a performance obligation exceed total estimates of revenue to be earned, a provision for the entire loss on the performance obligation is recognized in the period the loss is determined.

The Company typically does not incur any returns, refunds, or similar obligations after the completion of the performance obligation since any deficiencies are corrected during the course of the work or are included as a modification to revenue. The Company does offer an industry standard warranty on our work, which is most commonly for a one-year period. The vendors providing the equipment and materials are responsible for any failures in their product unless installed incorrectly. We include an estimated amount to cover estimated warranty expense in our Cost of Services and record a liability in our Consolidated Balance Sheet to cover our current estimated outstanding warranty obligations.

During the years ended December 31, 2024, December 31, 2023 and December 31, 2022, net revenue recognized from our performance obligations partially satisfied in the previous period positively impacted revenue by 2.3%, 1.3% and 1.1%, respectively, as a result of changes in estimates associated with performance obligations on contracts.

Disaggregation of Revenue

Our consolidated 2024 revenue was derived from contracts to provide service activities in the mechanical and electrical segments we serve. Refer to Note 16 "Segment Information" for additional information on our reportable segments. We disaggregate our revenue from contracts with customers by activity, customer type and service provided, as we believe it best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. See details in the following tables (dollars in thousands):

	Year Ended December 31,					
Revenue by Service Provided	**2024**		**2023**		**2022**	
Mechanical Segment	$ 5,527,604	78.7 %	$ 3,946,022	75.8 %	$ 3,178,475	76.8 %
Electrical Segment	1,499,872	21.3 %	1,260,738	24.2 %	961,889	23.2 %
Total	$ 7,027,476	100.0 %	$ 5,206,760	100.0 %	$ 4,140,364	100.0 %

	Year Ended December 31,					
Revenue by Type of Customer	**2024**		**2023**		**2022**	
Technology	$ 2,331,362	33.2 %	$ 1,114,382	21.4 %	$ 546,290	13.2 %
Manufacturing	1,919,403	27.3 %	1,751,684	33.6 %	1,426,962	34.5 %
Education	702,706	10.0 %	493,982	9.5 %	445,638	10.8 %
Healthcare	584,902	8.3 %	554,906	10.6 %	584,023	14.1 %
Office Buildings	424,343	6.0 %	400,754	7.7 %	349,235	8.4 %
Retail, Restaurants and Entertainment	377,302	5.4 %	310,381	6.0 %	311,697	7.5 %
Government	375,201	5.4 %	301,837	5.8 %	255,314	6.2 %
Multi-Family and Residential	142,133	2.0 %	181,780	3.5 %	126,339	3.0 %
Other	170,124	2.4 %	97,054	1.9 %	94,866	2.3 %
Total	$ 7,027,476	100.0 %	$ 5,206,760	100.0 %	$ 4,140,364	100.0 %

Revenue by Activity Type	Year Ended December 31, 2024		2023		2022	
New Construction	$ 3,984,529	56.7 %	$ 2,853,239	54.8 %	$ 2,011,992	48.6 %
Existing Building Construction	1,945,093	27.7 %	1,337,023	25.6 %	1,210,512	29.2 %
Service Projects	468,950	6.7 %	446,151	8.6 %	382,155	9.2 %
Service Calls, Maintenance and Monitoring	628,904	8.9 %	570,347	11.0 %	535,705	13.0 %
Total	$ 7,027,476	100.0 %	$ 5,206,760	100.0 %	$ 4,140,364	100.0 %

Contract Assets and Liabilities

Contract assets include unbilled amounts typically resulting from sales under long term contracts when the cost-to-cost method of revenue recognition is used, revenue recognized exceeds the amount billed to the customer and right to payment is conditional or subject to completing a milestone, such as a phase of the project. Contract assets are not considered to have a significant financing component, as they are intended to protect the customer in the event that we do not perform our obligations under the contract.

Contract liabilities consist of advance payments and billings in excess of revenue recognized. Advanced payments from customers related to work not yet started are classified as deferred revenue. Contract liabilities are not considered to have a significant financing component, as they are used to meet working capital requirements that are generally higher in the early stages of a contract and are intended to protect us from the other party failing to meet its obligations under the contract. Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Contract assets and liabilities in the Consolidated Balance Sheet consisted of the following amounts as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024	December 31, 2023
Contract assets:		
Costs and estimated earnings in excess of billings, less allowance for credit losses	$ 91,681	$ 28,084
Contract liabilities:		
Billings in excess of costs and estimated earnings and deferred revenue	$ 1,149,257	$ 909,538

Contract assets and liabilities fluctuate year to year based on various factors, including, but not limited to, the variability in billing and payment terms of customers and changes in the number and size of projects in progress at period end. Contract assets and contract liabilities increased from December 31, 2023 to December 31, 2024 by approximately $63.6 million and $239.7 million, respectively. Of the increase in contract assets, $59.9 million was driven by the timing of billings, which can sometimes be impacted by milestone billing agreements. Additionally, acquisitions in 2024 increased contract assets by $3.7 million. The increase in contract liabilities is primarily due to an increase of $207.5 million as a result of our 2024 acquisitions. Additionally, there was an increase of $32.2 million related to an increase in billings in excess of costs recognized on our performance obligations, primarily from the timing of billings on projects within the technology sector.

During the years ended December 31, 2024 and 2023, we recognized revenue of $816.8 million and $500.6 million related to our contract liabilities at January 1, 2024 and January 1, 2023, respectively.

We did not have any impairment losses recognized on our receivables or contract assets in 2024 and 2023.

Remaining Performance Obligations

Remaining construction performance obligations represent the remaining transaction price of firm orders for which work has not been performed and exclude unexercised contract options. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $5.99 billion. The Company expects to recognize revenue on approximately 65-75% of the remaining performance obligations over the next 12 months, with the remaining recognized thereafter. Our service maintenance agreements are generally one-year renewable agreements. We have adopted the practical expedient that allows us to not include service maintenance contracts with a total term of one year or less; therefore, we do not report unfulfilled performance obligations for service maintenance agreements.

4. Fair Value Measurements

Interest Rate Risk Management and Derivative Instruments

At times, we use derivative instruments to manage exposure to market risk, including interest rate risk. Unsettled amounts under our interest rate swaps, if any, are recorded in the Consolidated Balance Sheet at fair value in "Other Receivables" or "Other Current Liabilities." Gains and losses on our interest rate swaps are recorded in the Consolidated Statement of Operations in "Interest Expense." For the year ended December 31, 2022, we recognized a net gain of $0.3 million related to our interest rate swaps. We currently do not have any derivatives that are accounted for as hedges under ASC 815.

Fair Value Measurement

We classify and disclose assets and liabilities carried at fair value in one of the following three categories:

- Level 1—quoted prices in active markets for identical assets and liabilities;
- Level 2—observable market-based inputs or unobservable inputs that are corroborated by market data; and
- Level 3—significant unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements are included, for assets and liabilities measured on a recurring basis as of December 31, 2024 and 2023 (in thousands):

	Fair Value Measurements at December 31, 2024			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 549,939	$ —	$ —	$ 549,939
Contingent earn-out obligations	$ —	$ —	$ 140,156	$ 140,156

	Fair Value Measurements at December 31, 2023			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 205,150	$ —	$ —	$ 205,150
Life insurance—cash surrender value	$ —	$ 7,473	$ —	$ 7,473
Contingent earn-out obligations	$ —	$ —	$ 44,222	$ 44,222

Cash and cash equivalents consist primarily of deposit accounts and highly rated money market funds at a variety of well-known institutions with original maturities of three months or less. The original cost of these assets approximates fair value due to their short-term maturity. We believe the carrying value of our debt associated with our revolving credit facility approximates its fair value due to the variable rate on such debt. We believe the carrying values of our notes to former owners approximate their fair values due to the relatively short remaining terms on these notes.

As of December 31, 2023, we had life insurance policies covering 131 employees with a combined face value of $87.8 million. The policies are invested in several investment vehicles, and the fair value measurement of the cash surrender balance associated with these policies is determined using Level 2 inputs within the fair value hierarchy and will vary with investment performance. The cash surrender value of these policies is included in "Other Noncurrent Assets" in our Consolidated Balance Sheets.

We value contingent earn-out obligations using a probability weighted discounted cash flow method. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. This analysis reflects the contractual terms of the purchase agreements (*e.g.*, minimum and maximum payments, length of earn-out periods, manner of calculating any amounts due, etc.) and utilizes assumptions with regard to future cash flows and operating income, probabilities of achieving such future cash flows and operating income and a weighted average cost of capital. Significant changes in any of these assumptions could result in a significantly higher or lower potential liability. The contingent earn-out obligations are measured at fair value each

reporting period, and changes in estimates of fair value are recognized in earnings. As of December 31, 2024, cash flows were discounted using a weighted average cost of capital of 19.5%.

The table below presents a reconciliation of the fair value of our contingent earn-out obligations that use significant unobservable inputs (Level 3) (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Balance at beginning of year	$ 44,222	$ 32,317
Issuances	51,784	4,315
Settlements	(43,996)	(16,017)
Adjustments to fair value	88,146	23,607
Balance at end of year	$ 140,156	$ 44,222

5. Acquisitions

Summit Industrial Construction, LLC Acquisition

On February 1, 2024, we acquired Summit Industrial Construction, LLC ("Summit"). Summit is headquartered in Houston, Texas, and is a specialty industrial contractor offering engineering, design-assist and turnkey, direct hire construction services of systems serving the advanced technology, power, and industrial sectors. As a result of the acquisition, Summit is a wholly owned subsidiary of the Company reported in our mechanical segment. Revenue attributable to Summit was $420.1 million for the eleven months from the acquisition date.

The following summarizes the acquisition date fair value of consideration transferred and the acquisition date fair value of the identifiable assets acquired and liabilities assumed, including an amount for goodwill (in thousands):

Consideration transferred:	
Cash paid at closing	$ 267,500
Working capital adjustment	14,602
Notes issued to former owners	35,000
Estimated fair value of contingent earn-out payments	42,732
	$ 359,834
Recognized amounts of identifiable assets acquired and liabilities assumed:	
Cash and cash equivalents	$ 171,027
Billed and unbilled accounts receivable	59,846
Prepaid expenses and other	1,476
Cost and estimated earnings in excess of billings	578
Property and equipment	2,528
Lease right-of-use asset	2,364
Goodwill	155,345
Identifiable intangible assets	170,100
Other noncurrent assets	136
Accounts payable	(15,130)
Billings in excess of costs and estimated earnings and deferred revenue	(179,895)
Current operating lease liabilities	(1,495)
Accrued expenses and other current liabilities	(6,293)
Long-term operating lease liabilities	(753)
	$ 359,834

Goodwill represents the future economic benefits arising from other assets acquired that cannot be individually identified and separately recognized. The goodwill recognized as a result of the Summit acquisition is deductible for tax purposes.

In estimating the fair value of the acquired intangible assets, we utilized the valuation methodology determined to be the most appropriate for the individual intangible asset. In order to estimate the fair value of the backlog and

customer relationships, we utilized an excess earnings methodology, which consisted of the projected cash flows attributable to these assets discounted to present value using a risk-adjusted discount rate that represented the required rate of return. The trade name value was determined based on the relief-from-royalty method, which applies a royalty rate to the revenue stream attributable to this asset, and the resulting royalty payment is tax effected and discounted to present value. Some of the more significant estimates and assumptions inherent in determining the fair value of the identifiable intangible assets are associated with forecasting cash flows and profitability, which represent Level 3 inputs. The primary assumptions used were generally based upon the present value of anticipated cash flows discounted at rates ranging from 18.5% to 20.5%. Estimated years of projected earnings generally follow the range of estimated remaining useful lives for each intangible asset class.

The acquired intangible assets include the following (dollars in thousands):

	Valuation Method	Estimated Useful Life	Estimated Fair Value
Backlog	Excess earnings	1.7 years	$ 35,800
Trade Name	Relief-from-royalty	22.9 years	11,300
Customer Relationships	Excess earnings	10 years	123,000
Total			$ 170,100

The contingent earn-out obligation is associated with the achievement of four earnings milestones over a 47-month period, and the range of each estimated milestone payment is $2.6 million to $20.5 million. We determined the initial fair value of the contingent earn-out obligation based on the Monte Carlo Simulation method, which represents a Level 3 measurement. Cash flows were discounted using discount rates ranging from 18.2% to 19.5%, which we believe is appropriate and representative of a market participant assumption. Subsequent to the acquisition date, the contingent earn-out obligation is remeasured at fair value each reporting period and any change in the estimated fair value of the contingent payments is recognized immediately in earnings.

J & S Mechanical Contractors, Inc. Acquisition

On February 1, 2024, we acquired all of the issued and outstanding shares of capital stock of J & S Mechanical Contractors, Inc. (“J&S”). J&S is headquartered in West Jordan, Utah, and provides mechanical construction services to commercial and industrial sectors, specializing in data center HVAC systems and hospital medical gas systems. As a result of the acquisition, J&S is a wholly owned subsidiary of the Company reported in our mechanical segment. Revenue attributable to J&S was $150.1 million for the eleven months from the acquisition date.

The following summarizes the acquisition date fair value of consideration transferred and the acquisition date fair value of the identifiable assets acquired and liabilities assumed, including an amount for goodwill (in thousands):

Consideration transferred:	
Cash paid at closing	$ 100,000
Working capital adjustment	1,587
Notes issued to former owners	10,000
Estimated fair value of contingent earn-out payments	9,052
	$ 120,639

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash and cash equivalents	$ 14,802
Billed and unbilled accounts receivable	38,411
Inventory	230
Prepaid expenses and other	397
Costs and estimated earnings in excess of billings	728
Property and equipment	2,674
Lease right-of-use asset	4,552
Goodwill	40,783
Identifiable intangible assets	63,300
Other noncurrent assets	10
Accounts payable	(20,649)
Billings in excess of costs and estimated earnings and deferred revenue	(19,188)
Current operating lease liabilities	(133)
Accrued expenses and other current liabilities	(907)
Long-term debt	(59)
Long-term operating lease liabilities	(4,312)
	$ 120,639

Goodwill represents the future economic benefits arising from other assets acquired that cannot be individually identified and separately recognized. The goodwill recognized as a result of the J&S acquisition is deductible for tax purposes.

In estimating the fair value of the acquired intangible assets, we utilized the valuation methodology determined to be the most appropriate for the individual intangible asset. In order to estimate the fair value of the backlog and customer relationships, we utilized an excess earnings methodology, which consisted of the projected cash flows attributable to these assets discounted to present value using a risk-adjusted discount rate that represented the required rate of return. The trade name value was determined based on the relief-from-royalty method, which applies a royalty rate to the revenue stream attributable to this asset, and the resulting royalty payment is tax effected and discounted to present value. Some of the more significant estimates and assumptions inherent in determining the fair value of the identifiable intangible assets are associated with forecasting cash flows and profitability, which represent Level 3 inputs. The primary assumptions used were generally based upon the present value of anticipated cash flows discounted at rates ranging from 15.5% to 17.0%. Estimated years of projected earnings generally follow the range of estimated remaining useful lives for each intangible asset class.

The acquired intangible assets include the following (dollars in thousands):

	Valuation Method	Estimated Useful Life	Estimated Fair Value
Backlog	Excess earnings	1.7 years	$ 12,900
Trade Name	Relief-from-royalty	22 years	10,600
Customer Relationships	Excess earnings	9 years	39,800
Total			$ 63,300

The contingent earn-out obligation is associated with the achievement of three earnings milestones over a 35-month period, and the range of each estimated milestone payment is $1.1 million to $4.7 million. We determined the initial fair value of the contingent earn-out obligation based on the Monte Carlo Simulation method, which represents a Level 3 measurement. Cash flows were discounted using discount rates ranging from 15.4% to 16.5%, which we believe is appropriate and representative of a market participant assumption. Subsequent to the acquisition date, the contingent earn-out obligation is remeasured at fair value each reporting period and any change in the estimated fair value of the contingent payments is recognized immediately in earnings.

Other Acquisitions

On May 1, 2024, we acquired all of the issued and outstanding membership interests of a plumbing service provider in North Carolina for a total preliminary purchase price of $39.9 million, which is reported in our mechanical segment.

On October 2, 2023, we acquired all of the issued and outstanding shares of capital stock of DECCO, Inc. ("DECCO"), headquartered in Nashua, New Hampshire, for a total purchase price of $59.8 million, which included $48.8 million of cash paid on the closing date, $7.0 million in notes payable to the former owners, an earn-out that will be paid if certain financial targets are met after the acquisition date and a working capital adjustment. DECCO operates in the Northeastern United States and performs mechanical and plumbing services with specialties in piping systems, steam, power, biotechnical processes and conveying systems, in addition to turnkey tool and equipment installation, critical equipment handling services and associated maintenance and support services. As a result of the acquisition, DECCO is a wholly owned subsidiary of the Company reported in our mechanical segment. The goodwill recognized as a result of the DECCO acquisition is not deductible for tax purposes.

On February 1, 2023, we acquired all of the issued and outstanding shares of capital stock of Eldeco, Inc. ("Eldeco"), headquartered in South Carolina, for a total purchase price of $74.0 million, which included $60.8 million of cash paid on the closing date, $8.0 million in notes payable to the former owners, an earn-out that will be paid if certain financial targets are met after the acquisition date and a working capital adjustment. Eldeco performs electrical design and construction services in the Southeastern region of the United States. As a result of the acquisition, Eldeco is a wholly owned subsidiary of the Company reported in our electrical segment. The goodwill recognized as a result of the Eldeco acquisition is deductible for tax purposes.

The results of operations of acquisitions are included in our consolidated financial statements from their respective acquisition dates. Our Consolidated Balance Sheet includes preliminary allocations of the purchase price to the assets acquired and liabilities assumed for the applicable acquisitions pending the completion of the final valuation of intangible assets and accrued liabilities. The acquisitions completed in the current and prior year were not material, individually or in the aggregate. Additional contingent purchase price ("earn-out") has been or will be paid if certain acquisitions achieve predetermined profitability targets. Such earn-outs, when they are not subject to the continued employment of the sellers, are estimated as of the purchase date and included as part of the consideration paid for the acquisition. If we have an earn-out under which continued employment is a condition to receipt of payment, then the earn-out is recorded as compensation expense over the period earned.

6. Goodwill and Identifiable Intangible Assets, Net

Goodwill

The changes in the carrying amount of goodwill are as follows (in thousands):

	Mechanical Segment	Electrical Segment	Total
Balance at December 31, 2022	$ 363,929	$ 247,860	$ 611,789
Acquisitions and purchase price adjustments (See Note 5)	29,347	25,698	55,045
Balance at December 31, 2023	393,276	273,558	666,834
Acquisitions and purchase price adjustments (See Note 5)	208,236	200	208,436
Balance at December 31, 2024	$ 601,512	$ 273,758	$ 875,270

The aggregate goodwill balance as of December 31, 2024 and 2023 includes $116.6 million of accumulated impairment charges, all of which relate to the mechanical segment.

During our annual impairment testing on October 1, 2024, we performed a qualitative assessment for each reporting unit, which considered various factors, including changes in the carrying value of the reporting unit, forecasted operating results, long-term growth rates and discount rates. Additionally, we considered qualitative key events and circumstances (i.e., macroeconomic environment, industry and market specific conditions, cost factors and events specific to the reporting unit, etc.). Based on this assessment, we concluded that it was more likely than not that the fair value of each reporting unit was greater than its carrying value. Accordingly, no further testing was required.

For the years ended December 31, 2024, 2023 and 2022, no impairment of our goodwill or other intangible assets was recorded.

There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or the current economic outlook worsens, goodwill impairment charges may be recorded in future periods.

Identifiable Intangible Assets, Net

Identifiable intangible assets consist of the following (dollars in thousands):

	Weighted-Average Remaining Useful Lives in Years	December 31, 2024		December 31, 2023	
		Gross Book Value	Accumulated Amortization	Gross Book Value	Accumulated Amortization
Customer Relationships	7.2	$ 550,518	$ (241,263)	$ 376,621	$ (193,338)
Backlog	1.5	54,918	(40,328)	5,900	(4,331)
Trade Names	17.6	151,561	(40,989)	129,661	(34,116)
Total		$ 756,997	$ (322,580)	$ 512,182	$ (231,785)

Identifiable intangible assets attributable to businesses acquired in 2024 have been preliminarily valued at $251.3 million, consisting of customer relationships, trade names, and backlog. Identifiable intangible assets attributable to businesses acquired in 2023 have been valued at $49.9 million, consisting of customer relationships, trade names, and backlog. The weighted-average initial amortization period for the identifiable intangible assets attributable to businesses acquired in 2024 and 2023 was 9.1 years and 10.2 years, respectively.

The amounts attributable to customer relationships and trade names are amortized to "Selling, General and Administrative Expenses" based upon the estimated consumption of their economic benefits, or under a shorter period of time using the straight-line method if the pattern of economic benefit cannot be reliably estimated. Our intangible assets related to customer relationships and trade names are amortized over periods from one to twenty-five years. The amounts attributable to backlog are amortized to "Cost of Services" on a proportionate method over the remaining backlog period. Amortization expense for the years ended December 31, 2024, 2023 and 2022 was $97.3 million, $43.4 million and $47.8 million, respectively.

As of December 31, 2024, future amortization expense of identifiable intangible assets was as follows (in thousands):

Year ending December 31—	
2025	$ 66,576
2026	55,961
2027	53,650
2028	52,103
2029	45,835
Thereafter	160,292
Total	$ 434,417

7. Property and Equipment

Property and equipment consist of the following (dollars in thousands):

	Estimated Useful Lives in Years	December 31,	
		2024	2023
Land	—	$ 12,898	$ 8,437
Transportation equipment	1 - 7	223,741	188,073
Machinery and equipment	1 - 20	92,701	77,142
Computer and telephone equipment	1 - 10	32,636	29,052
Buildings and leasehold improvements	1 - 40	128,652	101,568
Furniture and fixtures	1 - 17	9,956	8,600
Construction in progress	—	26,233	12,645
		526,817	425,517
Less—Accumulated depreciation		(249,637)	(216,949)
Property and equipment, net		$ 277,180	$ 208,568

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $48.2 million, $38.2 million and $33.6 million, respectively.

8. Detail of Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	December 31,	
	2024	2023
Accrued warranty costs	$ 16,148	$ 11,650
Current lease liability	28,158	24,426
Accrued job losses	21,636	5,458
Accrued sales and use tax	5,568	6,592
Liabilities due to former owners	87,417	49,024
Repayments to customers	250,008	37,241
Other current liabilities	92,656	55,537
	$ 501,591	$ 189,928

9. Debt Obligations

Debt obligations consist of the following (in thousands):

	December 31,	
	2024	2023
Revolving credit facility	$ —	$ —
Notes to former owners	67,593	44,070
Other debt	742	142
Total debt	68,335	44,212
Less—current portion	(6,042)	(4,867)
Total long-term portion of debt	$ 62,293	$ 39,345

At December 31, 2024, future principal payments of debt are as follows (in thousands):

Year ending December 31—	
2025	$ 6,042
2026	30,697
2027	26,029
2028	5,022
2029	545
	$ 68,335

Interest expense included the following primary elements (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Interest expense on notes to former owners	$ 3,616	$ 1,365	$ 1,139
Interest expense on borrowings and unused commitment fees	1,434	7,507	10,955
Interest expense (income) on interest rate swaps	—	—	(332)
Interest expense on finance leases	—	—	4
Letter of credit fees	911	724	800
Amortization of debt financing costs	687	685	786
Total	$ 6,648	$ 10,281	$ 13,352

Revolving Credit Facility

We have an $850.0 million senior credit facility (the "Facility") provided by a syndicate of banks, which is composed of a revolving credit line guaranteed by certain of our subsidiaries. The Facility also provides for an accordion or increase option not to exceed the greater of (a) $250 million and (b) 1.0x Credit Facility Adjusted EBITDA (as defined below), as well as a sublimit of up to $175.0 million issuable in the form of letters of credit. The Facility expires in July 2027 and is secured by a first lien on substantially all of our personal property except for assets related to projects

subject to surety bonds and the equity of, and assets held by, certain unrestricted subsidiaries and our wholly owned captive insurance company, and a second lien on our assets related to projects subject to surety bonds. As of December 31, 2024, we had no outstanding borrowings on the revolving credit facility, $80.0 million in letters of credit outstanding and $770.0 million of credit available.

Collateral

A common practice in our industry is the posting of payment and performance bonds with customers. These bonds are offered by financial institutions known as sureties and provide assurance to the customer that in the event we encounter significant financial or operational difficulties, the surety will arrange for the completion of our contractual obligations and for the payment of our vendors on the projects subject to the bonds. In cooperation with our lenders, we granted our sureties a first lien on assets such as receivables, costs and estimated earnings in excess of billings, and equipment specifically identifiable to projects for which bonds are outstanding, as collateral for potential obligations under bonds. As of December 31, 2024, the book value of these assets was approximately $220.8 million.

Covenants and Restrictions

The Facility contains financial covenants defining various financial measures and the levels of these measures with which we must comply. Covenant compliance is assessed as of each quarter end. Credit Facility Adjusted EBITDA is defined under the Facility for financial covenant purposes as consolidated net income for the four fiscal quarters ending as of any given quarterly covenant compliance measurement date, plus the corresponding amounts for (a) interest expense; (b) provision for income taxes; (c) depreciation and amortization; (d) stock or equity compensation; (e) other non-cash charges; and (f) pre-acquisition results of acquired companies. The Facility's principal financial covenants include:

Net Leverage Ratio—The Facility requires that the ratio of (a) our Consolidated Total Indebtedness (as defined in the Facility) minus unrestricted cash and cash equivalents up to $100,000,000, to (b) our Credit Facility Adjusted EBITDA not exceed 3.50 to 1.00 as of the end of each fiscal quarter.

Interest Coverage Ratio—The Facility requires that the ratio of (a) Credit Facility Adjusted EBITDA to (b) consolidated interest expense, defined as all interest paid or accrued on indebtedness during the period excluding amortization of debt incurrence expenses, original issue discount, and mark-to-market interest expense, be at least 3.00 to 1.00. Credit Facility Adjusted EBITDA and consolidated interest expense are calculated for purposes of this covenant for the four fiscal quarters ending as of any given quarterly covenant compliance measurement date.

Other Restrictions—The Facility (a) permits unlimited acquisitions when the Company's Net Leverage Ratio is less than or equal to 3.25 to 1.00, (b) expands certain baskets for permitted indebtedness and liens, and (c) permits unlimited distributions, stock repurchases, and investments when the Net Leverage Ratio is less than or equal to 2.75 to 1.00.

While the Facility's financial covenants do not specifically govern capacity under the Facility, if our debt level under the Facility at a quarter-end covenant compliance measurement date were to cause us to violate the Facility's Net Leverage Ratio covenant, our borrowing capacity under the Facility and the favorable terms that we currently have could be negatively impacted.

We were in compliance with all of our financial covenants as of December 31, 2024.

Interest Rates and Fees

There are two interest rate options for borrowings under the Facility, the Base Rate Loan (as defined in the Facility) option and the Secured Overnight Financing Rate ("SOFR") Loan option. Under the Base Rate Loan option, the interest rate is determined based on the highest of (a) the Federal Funds Rate (as defined in the Facility) plus 0.50%, (b) the prime lending rate established by Wells Fargo Bank, N.A., and (c) the one-month Adjusted Term SOFR (as defined in the Facility) plus 1.00%. Under the SOFR Loan option, the interest rate is determined based on Adjusted Term SOFR for a one, three, or six-month tenor at our election. Additional margins are then added to these two rates. The additional margins are determined based on our Net Leverage Ratio.

These rates are floating rates determined by the broad financial markets, meaning they can and do move up and down from time to time. For illustrative purposes, the following are the respective market rates as of December 31, 2024 relating to interest options under the Facility:

Base Rate Loan Option:	
Federal Funds Rate plus 0.50%	4.83%
Wells Fargo Bank, N.A. Prime Rate	7.50%
One-month SOFR plus 1.00%	5.53%
SOFR Loan Option:	
One-month SOFR	4.53%
Three-month SOFR	4.69%
Six-month SOFR	5.03%

Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our self-funded insurance programs. We have also occasionally used letters of credit to guarantee performance under our contracts and to ensure payment to our subcontractors and vendors under those contracts. Our lenders issue such letters of credit through the Facility. A letter of credit commits the lenders to pay specified amounts to the holder of the letter of credit if the holder demonstrates that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the lenders for amounts they fund to honor the letter of credit holder's claim. Absent a claim, there is no payment or reserving of funds by us in connection with a letter of credit. However, because a claim on a letter of credit would require immediate reimbursement by us to our lenders, letters of credit are treated as a use of facility capacity just the same as actual borrowings. We have never had a claim made against a letter of credit that resulted in payments by a lender or by us and believe such a claim is unlikely in the foreseeable future.

Commitment fees are payable on the portion of the revolving loan capacity not in use for borrowings or letters of credit at any given time. Letter of credit fees and commitment fees are based on the Net Leverage Ratio.

	Net Leverage Ratio				
	Less than 1.00	**1.00 to less than 1.75**	**1.75 to less than 2.50**	**2.50 to less than 3.00**	**3.00 or greater**
Additional Per Annum Interest Margin Added Under:					
Base Rate Loan Option	0.00 %	0.25 %	0.50 %	0.75 %	1.00 %
SOFR Loan Option	1.00 %	1.25 %	1.50 %	1.75 %	2.00 %
Letter of credit fees	1.00 %	1.25 %	1.50 %	1.75 %	2.00 %
Commitment fees on any portion of the Revolving Loan capacity not in use for borrowings or letters of credit at any given time	0.15 %	0.175 %	0.20 %	0.225 %	0.25 %

There were no outstanding borrowings on the revolving credit facility as of December 31, 2024 and 2023.

Notes to Former Owners

As part of the consideration used to acquire eight companies, we have outstanding notes to the former owners. Together, these notes had an outstanding balance of $67.6 million as of December 31, 2024. At December 31, 2024, future principal payments of notes to former owners by maturity year are as follows (dollars in thousands):

	Balance at December 31, 2024	**Range of Stated Interest Rates**
2025	$ 5,968	2.3 - 2.5 %
2026	30,625	2.5 - 5.5 %
2027	26,000	5.5 %
2028	5,000	5.5 %
Total	$ 67,593	

10. Leases

We lease certain facilities, vehicles and equipment primarily under noncancelable operating leases. The most significant portion of these noncancelable operating leases is for the facilities occupied by our corporate office and our operating locations. Leases with an initial term of 12 months or less are not recorded in the Consolidated Balance Sheet. We do not separate lease components from their associated non-lease components pursuant to lease accounting guidance. We have certain leases with variable payments based on an index as well as short-term leases on equipment and facilities. Variable lease expense and short-term lease expense aggregated to $94.3 million in 2024, $53.7 million in 2023 and $19.1 million in 2022. These expenses were primarily related to short-term equipment rentals. Lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The weighted average discount rate for our operating leases as of December 31, 2024 and 2023 was 6.1% and 5.8%, respectively. We recognize operating lease expense, including escalating lease payments and lease incentives, on a straight-line basis over the lease term. Operating lease expense for the years ended December 31, 2024, 2023 and 2022 was $136.9 million, $86.1 million and $46.0 million, respectively.

The lease terms generally range from three to ten years. Some leases include one or more options to renew, which may be exercised to extend the lease term. We include the exercise of lease renewal options in the lease term when it is reasonably certain that we will exercise the option and such exercise is at our sole discretion. In the third quarter of 2023, we commenced two large real estate leases to support our expected growth in off-site construction, with lease terms longer than our typical term. The weighted average remaining lease term for our operating leases was 10.9 years at both December 31, 2024 and December 31, 2023.

A majority of the Company's real property leases are with individuals or entities with whom we have no other business relationship. However, in certain instances the Company enters into real property leases with current or former employees. Rent paid to related parties for the years ended December 31, 2024, 2023 and 2022 was approximately $9.8 million, $7.6 million and $6.9 million, respectively.

If we decide to cancel or terminate a lease before the end of its term, we would typically owe the lessor the remaining lease payments under the term of the lease. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. On rare occasions, we rent or sublease certain real estate assets that we no longer use to third parties.

The following table summarizes the operating lease assets and liabilities included in the Consolidated Balance Sheet as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31,	
	2024	**2023**
Operating lease right-of-use assets	$ 229,106	$ 205,712
Operating lease liabilities:		
Other current liabilities	$ 28,158	$ 24,426
Long-term operating lease liabilities	212,107	188,136
Total operating lease liabilities	$ 240,265	$ 212,562

The maturities of operating lease liabilities as of December 31, 2024 are as follows (in thousands):

Year ending December 31—	
2025	$ 41,442
2026	37,819
2027	33,246
2028	29,286
2029	25,518
Thereafter	170,630
Total lease payments	337,941
Less—present value discount	(97,676)
Present value of operating lease liabilities	$ 240,265

Supplemental information related to operating leases was as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$ 39,702	$ 29,454
Operating lease right-of-use assets obtained in exchange for lease liabilities	$ 54,344	$ 101,010

11. Income Taxes

Provision (Benefit) for Income Taxes

Our provision (benefit) for income taxes relating to continuing operations consists of the following (in thousands):

	December 31,		
	2024	2023	2022
Current tax provision (benefit)—			
Federal	$ 170,844	$ (34,722)	$ 58,040
State	39,897	4,222	26,376
Total current	210,741	(30,500)	84,416
Deferred tax provision (benefit)—			
Federal	(54,119)	81,119	(80,130)
State	(12,494)	14,177	(14,375)
Total deferred	(66,613)	95,296	(94,505)
Provision (benefit) for income taxes	$ 144,128	$ 64,796	$ (10,089)

Rate Reconciliation

The provision (benefit) for income taxes for the years ended December 31, 2024, 2023 and 2022 resulted in effective tax rates on continuing operations of 21.6%, 16.7% and (4.3%), respectively. The reasons for the differences between these effective tax rates and the federal statutory rates are as follows (in thousands, except percentages):

	December 31,		
	2024	2023	2022
Federal statutory rate of—	21 %	21 %	21 %
Income taxes at the federal statutory rate	$ 139,978	$ 81,521	$ 49,530
Increases (decreases) resulting from—			
Net state income taxes	25,748	14,278	9,376
Net unrecognized tax benefits	9,549	9,049	(17,922)
Nondeductible expenses	9,921	5,774	4,045
R&D tax credit	(36,216)	(43,791)	(51,398)
Other	(4,852)	(2,035)	(3,720)
Provision (benefit) for income taxes	$ 144,128	$ 64,796	$ (10,089)

Following an Internal Revenue Service ("IRS") survey of the previously filed refund claims for the 2016, 2017 and 2018 tax years, the Joint Committee on Taxation approved such refunds in late January 2022. As a result, our benefit for income taxes in the first quarter of 2022 included a $28.8 million reduction in unrecognized tax benefits plus approximately $1.6 million of net interest income on the refunds.

Our benefit for income taxes in the first quarter of 2022 was further increased by $26.8 million for the expected refunds due to our intention to claim the credit for increasing research activities (the "R&D tax credit") for the 2019, 2020 and 2021 tax years. In the third quarter of 2022, we claimed the R&D tax credit on our originally filed 2021 federal return and recognized an additional $1.7 million benefit for the 2019, 2020 and 2021 tax years. Additionally, in February 2023, we filed amended federal returns for 2019 and 2020 requesting refunds primarily from claiming the R&D tax credit.

The Inflation Reduction Act was enacted on August 16, 2022. This law, among other provisions, provides a corporate alternative minimum tax on adjusted financial statement income over $1 billion, which is effective for tax years beginning after December 31, 2022, and a 1% excise tax on net corporate stock repurchases after December 31, 2022. The impact of the excise tax is recorded in "Treasury Stock" within our Consolidated Balance Sheet. These provisions were not material to our current year overall financial results, financial position and cash flows.

In early September 2023, the IRS issued interim guidance addressing, together with other topics, the treatment of research and experimental ("R&E") expenditures for taxpayers using the percentage of completion method to account for taxable income from long-term contracts. We relied on such guidance for the 2022 tax year, and the resulting reduction in taxable revenue offsets the deferral of tax deductions for R&E expenditures pursuant to the Tax Cuts and Jobs Act (2017) for the 2022 tax year. We filed our 2022 federal tax return in October 2023 requesting a refund of our $107.1 million overpayment, which had not been received as of December 31, 2024.

Deferred Tax Assets (Liabilities)

Significant components of the deferred tax assets and deferred tax liabilities as reflected on the Consolidated Balance Sheets are as follows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Deferred tax assets—		
Accounts receivable and allowance for credit losses	$ 4,139	$ 3,203
Stock-based compensation	5,329	4,549
Accrued liabilities and expenses	63,519	44,209
Lease liabilities	57,673	51,065
Net operating loss and tax credit carryforwards	2,963	5,919
Goodwill	24,592	—
Intangible assets	21,075	8,570
Research and experimental expenditures	—	195,444
Other	1,685	1,192
Subtotal	180,975	314,151
Valuation allowances	(2,751)	(156)
Total deferred tax assets	178,224	313,995
Deferred tax liabilities—		
Property and equipment	(29,970)	(27,049)
Lease right-of-use asset	(57,673)	(51,058)
Long-term contracts	(2,429)	(193,144)
Goodwill	—	(24,452)
Other	(4,936)	(1,689)
Total deferred tax liabilities	(95,008)	(297,392)
Net deferred tax assets	$ 83,216	$ 16,603

The deferred tax assets and deferred tax liabilities reflected above are included in the Consolidated Balance Sheets as follows (in thousands):

	December 31,	
	2024	2023
Deferred tax assets	$ 85,441	$ 17,723
Deferred tax liabilities	$ 2,225	$ 1,120

As of December 31, 2024, our deferred tax assets were primarily attributable to accrued liabilities and expenses, goodwill, and intangible assets. Virtually all of the net operating loss ("NOL") and tax credit carryforwards are for various state jurisdictions, the material amounts of which begin to expire after the year 2035.

We believe, however, that it is more likely than not that the benefits from the various state NOL and tax credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $2.8 million on the deferred tax assets related to those state NOL and tax credit carryforwards. If or when recognized, the benefits related to any reversal of the valuation allowance on deferred tax assets as of December 31, 2024 will be recognized as a reduction in our provision for income taxes.

Certain of the state NOL and tax credit carryforwards shown in our income tax returns included unrecognized tax benefits. The deferred tax assets recognized for these NOL and tax credits are presented net of unrecognized tax benefits.

Liabilities for Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding accrued interest and penalties, is as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Balance at beginning of year	$ 20,579	$ 11,530	$ 29,452
Additions based on tax positions related to current year	7,591	6,370	3,420
Additions based on tax positions related to prior years	1,958	2,723	7,427
Reductions for tax positions related to prior years	—	(44)	(13)
Reductions for settlements with taxing authorities	—	—	(28,756)
Balance at end of year	$ 30,128	$ 20,579	$ 11,530

As of December 31, 2024, 2023 and 2022, we had $30.1 million, $20.6 million and $11.5 million, respectively, of unrecognized tax benefits, which if recognized in future periods, would impact our effective tax rates. We also accrued $1.8 million, $0.6 million and $0.3 million for potential interest and penalties related to the unrecognized tax benefits as of December 31, 2024, 2023, and 2022, respectively. We recognize potential interest and penalties related to unrecognized tax benefits in our provision for income taxes.

We are subject to taxation in the federal and various state jurisdictions. For the year ended December 31, 2022, our unrecognized tax benefits were reduced by $28.8 million due to favorable settlements with the IRS for the 2016 through 2018 tax years. As of December 31, 2024, we remain open to IRS examination for the 2021 tax year forward.

State income tax returns are generally subject to examination for a period of three to four years after filing the returns. However, the state impact of any federal audit adjustments and/or amendments remains subject to examination by various states for up to one year after formal notification to the states. As of December 31, 2024, we generally remain open to examination by various state taxing authorities for the 2020 tax year forward.

We believe it is reasonably possible that a reduction of up to $5.3 million in unrecognized tax benefits could occur within the next twelve months. Any reduction in our unrecognized tax benefits, due to the future recognition of those tax benefits, would affect our effective tax rates.

12. Employee Benefit Plans

We and certain of our subsidiaries sponsor various retirement plans for most full-time and some part-time employees. These plans primarily consist of defined contribution plans. The defined contribution plans generally provide for contributions up to 2.5% of covered employees' salaries or wages, although a few of the plans' employer contributions are discretionary in nature. These contributions totaled $35.3 million in 2024, $22.9 million in 2023 and $19.8 million in 2022.

Certain of our subsidiaries also participate or have participated in various multi-employer pension plans for the benefit of employees who are union members. As of December 31, 2024 and 2023, we had 50 and 7 employees, respectively, who were union members. There were no contributions made to multi-employer pension plans in 2024, 2023 or 2022. The data available from administrators of other multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which our employees participate or previously participated.

As of December 31, 2024, we had life insurance policies covering certain employees, with a combined face value of $101.9 million. The policies are invested in several investment vehicles and are recorded at their cash surrender value. The cash surrender values associated with these policies were $9.0 million and $7.5 million as of December 31, 2024 and December 31, 2023, respectively, and are included in "Other Noncurrent Assets" in our Consolidated Balance Sheet.

13. Commitments and Contingencies

Claims and Lawsuits

We are subject to certain legal and regulatory claims, including lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in the accompanying consolidated financial statements. While we cannot predict the outcome of these proceedings, in management's opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results, cash flows or financial condition, after giving effect to provisions already recorded.

In 2023, we recorded a pre-tax gain of $6.8 million from legal developments and settlements that primarily relate to disputes with customers regarding the outcome of completed projects as well as an obligation to perform subcontract work under two executed letters of intent for subsequent projects that we believed were not enforceable. The pre-tax gain of $6.8 million was recorded as an increase in gross profit of $6.6 million, a reduction in SG&A of $0.7 million, an increase in interest income of $1.3 million and an increase in the change in fair value of contingent earn-out obligations expense of $1.8 million in our Consolidated Statement of Operations.

In 2022, we recorded a net gain of $5.1 million related to legal matters that merited changes to our assessments of the related accruals in the ordinary course of our business based on information received in 2022. The largest change resulted from favorable developments related to a dispute with a customer regarding the outcome of a completed project as well as the obligation to perform subcontract work under two executed letters of intent for subsequent projects that we believed were not enforceable. The net gain of $5.1 million was recorded primarily as an increase in gross profit in our Consolidated Statements of Operations.

As of December 31, 2024, we recorded an accrual for unresolved matters, which is not material to our financial statements, based on our analysis of likely outcomes related to the respective matters; however, it is possible that the ultimate outcome and associated costs will deviate from our estimates and that, in the event of an unexpectedly adverse outcome, we may experience additional costs and expenses in future periods.

Surety

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. If we fail to perform under the terms of a contract or to pay

subcontractors and vendors who provided goods or services under a contract, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs.

Current market conditions for surety markets and bonding capacity are adequate, with acceptable terms and conditions. Historically, approximately 10% to 20% of our business has required bonds. While we currently have strong surety relationships to support our bonding needs, future market conditions or changes in the sureties' assessments of our operating and financial risk could cause the sureties to decline to issue bonds for our work. If that were to occur, the alternatives include doing more business that does not require bonds, posting other forms of collateral for project performance, such as letters of credit or cash, and seeking bonding capacity from other sureties. We would likely also encounter concerns from customers, suppliers and other market participants as to our creditworthiness. While we believe our general operating and financial characteristics would enable us to ultimately respond effectively to an interruption in the availability of bonding capacity, such an interruption would likely cause our revenue and profits to decline in the near term.

Self-Insurance

We are substantially self-insured for workers' compensation, employer's liability, auto liability, general liability and employee group health claims, in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses are estimated and accrued based upon known facts, historical trends and industry averages. Estimated losses in excess of our deductible, which have not already been paid, are included in our accrual with a corresponding receivable from our insurance carrier. Loss estimates associated with the larger and longer-developing risks, such as workers' compensation, auto liability and general liability, are reviewed by a third-party actuary quarterly.

Our self-insurance arrangements as of December 31, 2024 were as follows:

Workers' Compensation—The per-incident deductible for workers' compensation is $500,000. Losses above $500,000 are determined by statutory rules on a state-by-state basis and are fully covered by excess workers' compensation insurance.

Employer's Liability—For employer's liability, the per-incident deductible is $500,000 and then we have several layers of excess loss insurance policies that cover losses up to $250.0 million in aggregate across this risk area (as well as general liability and auto liability noted below).

General Liability—For general liability, the per-incident deductible is $500,000. We are fully insured for the next $9.5 million of each loss, and then have several layers of excess loss insurance policies that cover losses up to $250.0 million in aggregate across this risk area (as well as employer's liability noted above and auto liability noted below).

Auto Liability—For auto liability, the per-incident deductible is $500,000. We are fully insured for the next $9.5 million of each loss, and then have several layers of excess loss insurance policies that cover losses up to $250.0 million in aggregate across this risk area (as well as employer's liability and general liability noted above).

Employee Medical—We have three medical plans. The stop-loss deductible for employee group health claims is $350,000 per person, per policy (calendar) year for each plan. Insurance then covers any responsibility for medical claims in excess of the deductible amount.

Our $250.0 million of aggregate excess loss coverage above applicable per-incident deductibles represents one policy limit that applies to all lines of risk; we do not have a separate $250.0 million of excess loss coverage for each of general liability, employer's liability and auto liability.

14. Stockholders' Equity

Stock Incentive Plans

In May 2017, our stockholders approved our 2017 Omnibus Incentive Plan (the "2017 Plan"), which provides for the granting of incentive or non-qualified stock options, stock appreciation rights, restricted or deferred stock, dividend equivalents or other incentive awards to directors, employees, or consultants. The number of shares authorized and reserved for issuance under the 2017 Plan is 2.9 million shares. As of December 31, 2024, there were 1.5 million shares available for issuance under this plan. The 2017 Plan will expire in May 2027. We have outstanding and exercisable stock options under our 2012 Equity Incentive Plan, which was superseded by the 2017 Plan.

Share Repurchase Program

On March 29, 2007, our Board of Directors (the "Board") approved a stock repurchase program to acquire up to 1.0 million shares of our outstanding common stock. Subsequently, the Board has from time to time increased the number of shares that may be acquired under the program and approved extensions of the program. On August 7, 2024, the Board approved an extension to the program by increasing the shares authorized for repurchase by 0.4 million shares. Since the inception of the repurchase program, the Board has approved 11.4 million shares to be repurchased. As of December 31, 2024, we have repurchased a cumulative total of 10.4 million shares at an average price of $31.41 per share under the repurchase program.

The share repurchases will be made from time to time at our discretion in the open market or privately negotiated transactions as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. The Board may modify, suspend, extend or terminate the program at any time. During the year ended December 31, 2024, we repurchased 0.2 million shares for approximately $58.3 million at an average price of $329.14 per share.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed considering the dilutive effect of stock options, restricted stock, restricted stock units and performance stock units. The vesting of unvested, contingently issuable performance stock units is based on the achievement of certain earnings per share targets and total shareholder return. These shares are considered contingently issuable shares for purposes of calculating diluted earnings per share. These shares are not included in the diluted earnings per share denominator until the performance criteria are met, if it is assumed that the end of the reporting period was the end of the contingency period.

Unvested restricted stock, restricted stock units and performance stock units are included in diluted earnings per share, weighted outstanding until the shares and units vest. Upon vesting, the vested restricted stock, restricted stock units and performance stock units are included in basic earnings per share weighted outstanding from the vesting date.

There were zero anti-dilutive stock options excluded from the calculation of diluted EPS for the years ended December 31, 2024, 2023 and 2022.

The following table reconciles the number of shares outstanding with the number of shares used in computing basic and diluted earnings per share for each of the periods presented (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Common shares outstanding, end of period	35,561	35,685	35,761
Effect of using weighted average common shares outstanding	128	117	171
Shares used in computing earnings per share—basic	35,689	35,802	35,932
Effect of shares issuable under stock option plans based on the treasury stock method	29	26	36
Effect of restricted and contingently issuable shares	57	67	78
Shares used in computing earnings per share—diluted	35,775	35,895	36,046

15. Stock-Based Compensation

Grants of restricted stock and restricted stock units and performance share units have been determined and administered by the compensation committee of the Board of Directors. Total stock-based compensation expense was $16.6 million, $12.9 million and $10.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. Stock-based compensation expense is recognized using the straight-line method over the vesting period and generally vests over a three-year vesting period. Certain awards provide for accelerated vesting when the sum of an employee's age and years of service is at least 75. We recognize forfeitures as they occur. Total income tax benefit recognized for stock-based compensation arrangements was $3.5 million, $2.7 million and $2.2 million for each of the years ended December 31, 2024, 2023 and 2022.

We generally issue treasury shares for stock options and restricted stock, unless treasury shares are not available. Upon the vesting of restricted shares, we have allowed the holder to elect to surrender an amount of shares to meet their statutory tax withholding requirements. These shares are accounted for as treasury stock based upon the value of the stock on the date of vesting.

Restricted Stock and Restricted Stock Units

The following table summarizes activity under our restricted stock plans (shares in thousands):

	Year Ended December 31, 2024	
Restricted Stock and Restricted Stock Units	**Shares**	**Weighted-Average Grant Date Fair Value**
Unvested at beginning of year	113	$ 130.83
Granted	25	$ 315.04
Vested	(57)	$ 134.54
Forfeited	(2)	$ 158.37
Unvested at end of year	79	$ 187.33

Approximately $6.4 million of compensation expense related to restricted stock and restricted stock units will be recognized over a weighted-average period of 1.9 years. We determine the fair value of restricted stock and restricted stock units based on the quoted price of our stock at the date of grant. The weighted-average grant date fair value per share of restricted stock shares and units awarded during 2024, 2023 and 2022 was $315.04, $164.47 and $90.17, respectively. The fair value of restricted stock vested during the years ended December 31, 2024, 2023 and 2022 was $19.8 million, $9.3 million and $6.6 million, respectively.

Performance Stock Units

Under the 2017 Plan, we granted dollar-denominated performance vesting restricted stock units (“PSUs”), which cliff vest at the end of a three-year performance period. The PSUs are subject to two performance measures; 50% of the PSUs are based on the annual performance of our stock price relative to a group of our peers (total shareholder return) and 50% of the PSUs are measured based on meeting or exceeding a pre-determined annual earnings per share target as set by our Board of Directors (EPS). Depending on the Company’s performance in relation to the established performance measures, the awards may vest at zero to a maximum of 2.0 times the dollar-denominated award granted at target. Upon achievement of the necessary performance metrics, the award will be determined in dollars and may be settled in cash or stock on the settlement date, at our discretion.

Compensation expense for dollar-denominated performance units will ultimately be equal to the final dollar value awarded to the grantee upon vesting, settled either in cash or stock. However, throughout the performance period we must record and accrue expense based on an estimate of that future payout. For units determined by EPS performance, the awards are evaluated quarterly against established targets in order to estimate the liability throughout the vesting period. For units determined by total shareholder return performance, a Monte Carlo simulation model is used to estimate accruals throughout the vesting period. The model simulates our total shareholder return and compares it against our peer group over the three-year performance period to produce a predicted distribution of relative share performance. This is applied to the reward criteria to give an expected value of the total shareholder return element. The calculated fair market value as of December 31, 2024 was $17.9 million. Of this amount, $6.6 million relates to the

PSUs granted in 2022 whose performance period ended December 31, 2024. These awards will be settled within the upcoming year either in cash or stock. The fair value of performance stock units vested during the years ended December 31, 2024, 2023, and 2022 was $5.4 million, $4.5 million and $3.5 million, respectively. The expense related to performance stock units for the years ended December 31, 2024, 2023 and 2022 was $7.8 million, $6.6 million and $5.3 million, respectively. At the December 31, 2024 calculated fair market value, approximately $2.6 million of compensation expense related to performance stock units will be recognized over a weighted-average period of 1.3 years.

We estimated the fair value of the total shareholder return portion of the PSUs as of December 31, 2024, 2023, and 2022 using a Monte Carlo simulation model with the following assumptions:

December 31, 2024	2024 PSU Grant	2023 PSU Grant
Risk-free interest rate	4.2 %	4.1 %
Dividend yield	0.3 %	0.3 %
Volatility	40.2 %	44.9 %
Look-back period (in years)	2.0	1.0

December 31, 2023	2023 PSU Grant	2022 PSU Grant
Risk-free interest rate	4.2 %	4.7 %
Dividend yield	0.5 %	0.5 %
Volatility	35.0 %	35.1 %
Look-back period (in years)	2.0	1.0

December 31, 2022	2022 PSU Grant	2021 PSU Grant
Risk-free interest rate	4.4 %	4.7 %
Dividend yield	0.5 %	0.5 %
Volatility	33.5 %	35.1 %
Look-back period (in years)	2.0	1.0

The look-back period reflects the remaining performance period as of the respective year-end dates. The risk-free interest rate for the remaining performance period is based on U.S. Treasury rates as of the respective year-end dates. The assumption for the expected volatility reflects the daily annualized historical volatility on the Company’s dividend adjusted close stock prices measured over the look-back period. The dividend yield assumption is based on the annualized most recent quarterly dividend divided by the stock price on the respective year-end dates.

16. Segment Information

We have two reportable segments: (a) our mechanical segment, which includes HVAC, plumbing, piping, and controls, as well as off-site construction, monitoring and fire protection; and (b) our electrical segment, which includes installation and servicing of electrical systems. We consider these two lines of business to be separate segments because they require different skill sets, and the business models for providing services have some differences, as a mechanical system requires ongoing maintenance and monitoring and an electrical system generally does not. However, the business model for installation of new systems or retrofitting existing systems is very similar between the two segments. Segment information is prepared on the same basis that our Chief Operating Decision Maker (“CODM”) reviews financial information for operational decision-making purposes. Our CODM is the President and Chief Executive Officer. Our CODM allocates resources such as employees and capital resources primarily based on historical and potential future revenue, gross profit and operating income. Our CODM also uses segment gross profit and operating income when assessing pricing and performance by management teams in our operating segments.

Our activities are within the mechanical services industry and the electrical services industry, which represent our two reportable segments. We aggregate our operating segments into two reportable segments, as the operating segments meet all of the aggregation criteria. Substantially all of our revenue is generated, and all of our assets are located, in the United States, our country of domicile. The following tables present information about our reportable segments (in thousands):

	Mechanical Segment	Electrical Segment	Corporate	Consolidated
Total assets at December 31, 2024	$ 3,162,677	$ 985,006	$ 563,405	$ 4,711,088
Total assets at December 31, 2023	$ 2,180,021	$ 901,025	$ 224,533	$ 3,305,579

	Year Ended December 31, 2024			
	Mechanical Segment	Electrical Segment	Corporate	Consolidated
Revenue	$ 5,527,604	$ 1,499,872	$ —	$ 7,027,476
Cost of services	4,413,108	1,137,957	—	5,551,065
Gross profit	1,114,496	361,915	—	1,476,411
Selling, general and administrative expenses	499,441	170,155	60,476	730,072
Gain on sale of assets	(1,813)	(1,217)	—	(3,030)
Operating income	$ 616,868	$ 192,977	$ (60,476)	$ 749,369
Amortization of identifiable intangible assets	$ 74,873	$ 22,393	$ —	$ 97,266
Depreciation expense	$ 39,601	$ 7,450	$ 1,168	$ 48,219
Capital expenditures	$ 80,957	$ 26,850	$ 3,264	$ 111,071

	Year Ended December 31, 2023			
	Mechanical Segment	Electrical Segment	Corporate	Consolidated
Revenue	$ 3,946,022	$ 1,260,738	$ —	$ 5,206,760
Cost of services	3,195,916	1,020,335	—	4,216,251
Gross profit	750,106	240,403	—	990,509
Selling, general and administrative expenses	394,657	129,623	50,143	574,423
Gain on sale of assets	(1,715)	(587)	—	(2,302)
Operating income	$ 357,164	$ 111,367	$ (50,143)	$ 418,388
Amortization of identifiable intangible assets	$ 17,619	$ 25,785	$ —	$ 43,404
Depreciation expense	$ 30,850	$ 6,576	$ 736	$ 38,162
Capital expenditures	$ 82,449	$ 9,600	$ 2,789	$ 94,838

	Year Ended December 31, 2022			
	Mechanical Segment	Electrical Segment	Corporate	Consolidated
Revenue	$ 3,178,475	$ 961,889	$ —	$ 4,140,364
Cost of services	2,597,856	800,900	—	3,398,756
Gross profit	580,619	160,989	—	741,608
Selling, general and administrative expenses	345,184	99,579	44,581	489,344
Gain on sale of assets	(1,290)	(295)	—	(1,585)
Operating income	$ 236,725	$ 61,705	$ (44,581)	$ 253,849
Amortization of identifiable intangible assets	$ 19,641	$ 28,154	$ —	$ 47,795
Depreciation expense	$ 26,658	$ 6,211	$ 683	$ 33,552
Capital expenditures	$ 43,532	$ 4,101	$ 726	$ 48,359

For the years ended December 31, 2024 and 2023, one customer represented 13.3% and 13.8% of consolidated revenue, respectively, and was included in our mechanical segment revenues. No individual customer represented 10% or more of our consolidated revenue in the year ended December 31, 2022.

ITEM 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

ITEM 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our executive management is responsible for ensuring the effectiveness of the design and operation of our disclosure controls and procedures. We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company acquired Summit Industrial Construction, LLC and J & S Mechanical, Inc. in February 2024 and Precision Plumbing and Service, LLC in May 2024. Due to the recent nature of these business combinations, Summit, J&S and Precision's internal control over financial reporting and related processes have not been fully integrated into the Company's existing systems and internal control over financial reporting as of December 31, 2024. As such, our management has excluded Summit, J&S and Precision from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2024. Collectively, Summit, J&S and Precision comprised 12.6% of total assets and 9.0% of revenues in our consolidated financial statements as of and for the year ended December 31, 2024.

Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein, has issued an attestation report auditing the effectiveness of our internal control over financial reporting as of December 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Comfort Systems USA, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Comfort Systems USA, Inc and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, and our report dated February 20, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at J&S Mechanical Contractors, Inc. ("J&S") (acquired February 1, 2024), Summit Industrial Construction, LLC ("Summit") (acquired February 1, 2024), and Precision Plumbing and Service, LLC ("Precision") (acquired May 1, 2024) and whose financial statements collectively constitute 12.6% of total assets and 9.0% of total revenues in the consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at J&S, Summit, and Precision.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Houston, Texas
February 20, 2025

ITEM 9B. ***Other Information***

Securities Trading Plans of Directors and Officers

During the three months ended December 31, 2024, no directors or officers of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Item 408(a) and (c) of Regulation S-K.

ITEM 9C. ***Disclosure Regarding Foreign Jurisdictions that Prevent Inspections***

Not applicable.

PART III

ITEM 10. ***Directors, Executive Officers and Corporate Governance***

We have adopted a code of ethics that applies to our principal executive officer, our principal financial officer, and our principal accounting officer, as well as to our other employees. This code of ethics consists of our Code of Conduct. The Company has made this code of ethics available on our website, as described in Item 1 of this annual report on Form 10-K. If we make substantive amendments to this code of ethics or grant any waiver, including any implicit waiver, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K within four business days of such amendment or waiver.

We have an insider trading policy which governs the purchase, sale, and/or other dispositions of its securities (and related derivative securities) by the Company, directors, officers and key employees and other covered persons and is designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's Insider Trading Window Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

The other information required by this Item 10 will be furnished on or prior to May 1, 2025 (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement involving the election of directors pursuant to Regulation 14A that will contain such information.

ITEMS 11, 12, 13 AND 14.

The information required by Items 11, 12, 13 and 14 will be furnished on or prior to May 1, 2025 (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement involving the election of directors pursuant to Regulation 14A that will contain such information. Notwithstanding the foregoing, information appearing in the sections "Compensation Committee Report" and "Audit Committee Report" shall not be deemed to be incorporated by reference in this Form 10-K.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a) *The following documents are filed as part of this annual report on Form 10-K:*

(1) Consolidated Financial Statements: The Index to the Consolidated Financial Statements is included under Part II, Item 8 of this annual report on Form 10-K and is incorporated herein by reference.

(2) Financial Statement Schedules:

None.

(b) *Exhibits*

Reference is made to the Index of Exhibits immediately following the signature page thereof, which is incorporated herein by reference.

(c) *Excluded financial statements:*

None.

ITEM 16. ***Form 10-K Summary***

None.

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits	Incorporated by Reference to the Exhibit Indicated Below and to the Filing with the Commission Indicated Below: Exhibit Number	Filing or File Number
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant	3.1	333-24021
3.2	Certificate of Amendment dated May 21, 1998	3.2	1998 Form 10-K
3.3	Certificate of Amendment dated July 9, 2003	3.3	2003 Form 10-K
3.4	Certificate of Amendment dated May 20, 2016	3.1	May 20, 2016 Form 8-K
3.5	Amended and Restated Bylaws of Comfort Systems USA, Inc.	3.1	March 25, 2016 Form 8-K
4.1	Form of certificate evidencing ownership of Common Stock of the Registrant	4.1	333-24021
4.2	Description of Registrant's Securities	4.2	2019 Form 10-K
*10.1	Employment Agreement between the Company, Eastern Heating & Cooling, Inc. and Alfred J. Giardinelli, Jr.	10.1	Second Quarter 2003 Form 10-Q
*10.2	Form of Comfort Systems USA, Inc. Executive Severance Policy	10.3	First Quarter 2008 Form 10-Q
*10.3	Form of Directors and Officers Indemnification Agreement	10.1	May 19, 2009 Form 8-K
10.4	Second Amended and Restated Credit Agreement by and among Comfort Systems USA, Inc., as Borrower and Wells Fargo Bank, National Association, as Administrative Agent/Wells Fargo Securities LLC, as Sole Lead Arranger and Sole Lead Book Runner/Bank of Texas, N.A., Capital One, N.A., and Regions Bank as Co-Syndication Agent/and Certain Financial Institutions as Lenders	10.1	July 22, 2010 Form 8-K/A
10.5	Stock Purchase Agreement, dated July 28, 2010	10.1	July 30, 2010 Form 8-K
10.6	Amendment No. 1 to Second Amended and Restated Credit Agreement, Second Amended and Restated Security Agreement, and Second Amended and Restated Pledge Agreement	10.1	Third Quarter 2011 Form 10-Q
10.7	Amendment No. 2 to Second Amended and Restated Credit Agreement and Amendment to Other Loan Documents	10.1	Second Quarter 2013 Form 10-Q
*10.8	Form of Option Award under the Comfort Systems USA, Inc. 2012 Equity Incentive Plan	10.33	2014 Form 10-K
10.9	Amendment No. 3 to Second Amended and Restated Credit Agreement and Amendment to Other Loan Documents	10.1	Third Quarter 2014 Form 10-Q
10.10	Agreement and Plan of Merger between the Company and Dyna Ten Corporation, dated April 7, 2014	10.1	April 9, 2014 Form 8-K
*10.11	Form of Amended Change in Control Agreement	10.1	Third Quarter 2015 Form 10-Q
10.12	Amendment No. 4 to Second Amended and Restated Credit Agreement and Amendment to Other Loan Documents	10.40	2015 Form 10-K
*10.13	Form of 2016 Stock Option Notice	10.3	March 25, 2016 Form 8-K
*10.14	Resignation and General Release Agreement between the Company and James Mylett, dated as of January 10, 2017	10.1	January 11, 2017 Form 8-K
10.15	Stock Purchase Agreement, dated February 21, 2017, by and among the Company, BCH, the Selling Shareholders and Daryl Blume, in his capacity as representative of the Selling Shareholders	2.1	February 23, 2017 Form 8-K

Exhibit Number	Description of Exhibits	Incorporated by Reference to the Exhibit Indicated Below and to the Filing with the Commission Indicated Below Exhibit Number	Filing or File Number
10.16	Form of Promissory Note, dated April 1, 2017, issued by the Company in favor of each of the Selling Shareholders	10.1	April 3, 2017 Form 8-K
*10.17	2017 Omnibus Incentive Plan	A	April 10, 2017 Proxy Statement
*10.18	2017 Senior Management Annual Performance Plan	B	April 10, 2017 Proxy Statement
*10.19	Form of Restricted Stock Unit Agreement under the Company's 2012 Equity Incentive Plan	10.2	First Quarter 2017 Form 10-Q
*10.20	Form of Stock Option Notice under the Company's 2012 Equity Incentive Plan	10.3	First Quarter 2017 Form 10-Q
*10.21	Form of Dollar-denominated Performance Restricted Stock Unit Agreement under the Company's 2012 Equity Incentive Plan	10.4	First Quarter 2017 Form 10-Q
*10.22	Form of Restricted Stock Unit Agreement under the Company's 2017 Omnibus Incentive Plan	10.1	First Quarter 2018 Form 10-Q
*10.23	Form of Stock Option Notice under the Company's 2017 Omnibus Incentive Plan	10.2	First Quarter 2018 Form 10-Q
*10.24	Form of Dollar-denominated Performance Restricted Stock Unit Agreement under the Company's 2017 Omnibus Incentive Plan	10.3	First Quarter 2018 Form 10-Q
10.25	Amendment No. 5 to Second Amended and Restated Credit Agreement and Amendment to Other Loan Documents	10.1	Second Quarter 2018 Form 10-Q
10.26	Purchase Agreement, dated February 21, 2019, by and among the Company, Walker, the Shareholder Sellers and Scott Walker, in his capacity as representative of the Shareholder Sellers	2.1	February 26, 2019 Form 8-K
10.27	Amendment No. 6 to Second Amended and Restated Credit Agreement and Amendment to Other Loan Documents	10.56	2019 Form 10-K
10.28	Agreement and Plan of Merger dated as of March 9, 2020 among Comfort Systems USA, Inc., OSC Acquisition Corp., TAS Energy Inc., and Element Partners II, L.P., as Stockholder Representative	2.1	March 13, 2020 Form 8-K
*10.29	Resignation and General Release Agreement between Comfort Systems USA, Inc. and Terrence Young, dated as of January 18, 2022	10.1	January 19, 2022 Form 8-K
10.30	Third Amended and Restated Credit Agreement dated as of May 25, 2022 by and among Comfort Systems USA, Inc., as Borrower, the Lenders listed on the signature pages thereof, and Wells Fargo Bank, National Association, as Agent for the Lenders	10.1	May 27, 2022 Form 8-K/A
*10.31	Form of Restricted Stock Unit Agreement with a Blank Vesting Schedule under the Company's 2017 Omnibus Incentive Plan	10.2	Second Quarter 2022 Form 10-Q
*10.32	Form of Restricted Stock Unit Agreement with Revisions under the Company's 2017 Omnibus Incentive Plan	10.1	First Quarter 2023 Form 10-Q
*10.33	Form of Dollar-denominated Performance Restricted Stock Unit Agreement with Revisions under the Company's 2017 Omnibus Incentive Plan	10.2	First Quarter 2023 Form 10-Q
*10.34	Form of Restricted Stock Unit Agreement without "Rule of 75" Vesting under the Company's 2017 Omnibus Incentive Plan	10.34	2023 Form 10-K
19	Insider Trading Window Policy		Filed Herewith
21.1	List of subsidiaries of Comfort Systems USA, Inc.		Filed Herewith
23.1	Consent of Deloitte & Touche LLP		Filed Herewith
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		Filed Herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		Filed Herewith
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		Furnished Herewith

Exhibit Number	Description of Exhibits	Incorporated by Reference to the Exhibit Indicated Below and to the Filing with the Commission Indicated Below	
		Exhibit Number	Filing or File Number
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		Furnished Herewith
97	Comfort Systems USA, Inc. Policy for Recoupment of Incentive Compensation		2023 Form 10-K
101.INS	Inline XBRL Instance Document		Filed Herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document		Filed Herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document		Filed Herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document		Filed Herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document		Filed Herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document		Filed Herewith
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)		

* Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMFORT SYSTEMS USA, INC.

By: /s/ BRIAN E. LANE

Brian E. Lane

President and Chief Executive Officer

Date: February 20, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRIAN E. LANE Brian E. Lane	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 20, 2025
/s/ WILLIAM GEORGE William George	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 20, 2025
/s/ JULIE S. SHAEFF Julie S. Shaeff	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 20, 2025
/s/ FRANKLIN MYERS Franklin Myers	Chair of the Board	February 20, 2025
/s/ DARCY G. ANDERSON Darcy G. Anderson	Director	February 20, 2025
/s/ HERMAN E. BULLS Herman E. Bulls	Director	February 20, 2025
/s/ RHOMAN J. HARDY Rhoman J. Hardy	Director	February 20, 2025
/s/ GAURAV KAPOOR Gaurav Kapoor	Director	February 20, 2025
/s/ PABLO G. MERCADO Pablo G. Mercado	Director	February 20, 2025
/s/ WILLIAM J. SANDBROOK William J. Sandbrook	Director	February 20, 2025
/s/ CONSTANCE E. SKIDMORE Constance E. Skidmore	Director	February 20, 2025
/s/ VANCE W. TANG Vance W. Tang	Director	February 20, 2025
/s/ CINDY L. WALLIS-LAGE Cindy L. Wallis-Lage	Director	February 20, 2025

CORPORATE OFFICERS

BRIAN E. LANE
President and
Chief Executive Officer

WILLIAM GEORGE III
Executive Vice President
and Chief Financial Officer

TRENT T. MCKENNA
Executive Vice President and
Chief Operating Officer

JULIE S. SHAEFF
Senior Vice President and
Chief Accounting Officer

LAURA F. HOWELL
Senior Vice President
and General Counsel

TERRENCE REED
Senior Vice President and
Chief Human Resources Officer

BRISTON BLAIR
Senior Vice President—
Innovation and Strategy

BRIAN EVANS
Regional President

CRAIG SASSER
Vice President—Atlantic Region

DOUG SAVAGE
Vice President—West Region

TRAVIS WELCH
Vice President—North Region

CHUCK JAGOE
Vice President—Midwest Region

WILLIAM NULTON
Vice President—Southeast Region

JAY BURGESS
Vice President—Tax

BYRAN FARRIS
Vice President—Risk Management
& Treasury and Director of Integration

MICHAEL GOLDBERG
Vice President and
Corporate Controller

ILA PATEL
Vice President—Internal Audit

JAMES PICKETT
Vice President—Acquisitions

BOARD OF DIRECTORS

FRANKLIN MYERS
Chair of the Board
Comfort Systems USA, Inc.
Operating Partner
Quantum Energy Partners

BRIAN E. LANE
President and Chief Executive Officer
Comfort Systems USA, Inc.

DARCY G. ANDERSON
Vice Chairman
Hillwood

HERMAN E. BULLS
Vice Chairman, Americas
and International Director
Jones Lang LaSalle Incorporated
President and Chief Executive Officer
Bulls Advisory Group, LLC

RHOMAN J. HARDY
Retired Senior Vice President
Shell USA, Inc

GAURAV KAPOOR
Chief Financial and
Operations Officer
AECOM

PABLO G. MERCADO
Chief Financial Officer
S&S Activewear

WILLIAM J. SANDBROOK
Executive Chairman
Andretti Acquisition Corp II

CONSTANCE E. SKIDMORE
Retired Partner of
PriceWaterhouseCoopers

VANCE W. TANG
President and Owner
Vantegrity Consulting

CINDY L. WALLIS-LAGE
Retired Executive Director,
Sustainability and Resilience
Black & Veatch

CORPORATE INFORMATION

AUDITORS
Deloitte & Touche LLP
Houston, Texas

TRANSFER AGENT
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005

STOCK EXCHANGE LISTING
NYSE Symbol: FIX

STOCKHOLDERS' MEETING
Friday, May 16, 2025, at 11:00am
St. Regis Houston
1919 Briar Oaks Lane
Houston, Texas 77027

CORPORATE OFFICE
675 Bering Drive, Suite 400
Houston, Texas 77057
(713) 830-9600

WEB SITE
comfortsystemsusa.com



For additional information
and investor materials visit

WWW.COMFORTSYSTEMSUSA.COM

COMFORT SYSTEMS USA